SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         BANYAN STRATEGIC REALTY TRUST
                                (Name of Issuer)

                  SHARES OF BENEFICIAL INTEREST, NO PAR VALUE
                          (Title of Class of Securities)


                                  06683M102
                                (CUSIP Number)

                                JOHN C. WATERFALL
                               10 EAST 50TH STREET
                            NEW YORK, NEW YORK  10022
                                (212) 705-0500

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                                October 10, 1997
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 208 pages

13D
CUSIP No.  06683M102
___________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Morgens Waterfall Income Partners, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC, 00
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                       - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 83,315
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 83,315
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 83,315
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.6%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 208 pages

13D
CUSIP No.  06683M102
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Restart Partners, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC, 00
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                   418,768
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                           - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                   418,768
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                   418,768
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.2%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 208 pages

13D
CUSIP No.  06683M102
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Restart Partners II, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC, 00
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                      - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                    692,830
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                    692,830
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                    692,830
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                5.2%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 208 pages

13D
CUSIP No.  06683M102
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Restart Partners III, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC, 00
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                       - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                     482,350
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                     482,350
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                     482,350
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.7%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 208 pages

13D
CUSIP No.  06683M102
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Restart Partners IV, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC, 00
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                       - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                        304,758
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                         - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                        304,758
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                304,758
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                2.3%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 6 of 208 pages

13D
CUSIP No.  06683M102
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Restart Partners V, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC, 00
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                     - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                    100,855
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                      - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                    100,855
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                    100,855
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                .8%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 7 of 208 pages

13D
CUSIP No.  06683M102
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                           Endowment Restart, L.L.C.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC, 00
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                     - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                  109,625
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                      - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  109,625
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                109,625
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.8%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 8 of 208 pages

13D
CUSIP No.  06683M102
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                           Morgens, Waterfall, Vintiadis & Company, Inc.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                         - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                109,625
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                           - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                109,625
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                       109,625
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                .8%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 9 of 208 pages

13D
CUSIP No.  06683M102
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            MW Capital, L.L.C.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                         83,315
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                         - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           83,315
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    83,315
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.6%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 10 of 208 pages

13D
CUSIP No.  06683M102
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Prime Group, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                         418,768
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                         - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           418,768
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    418,768
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.2%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 11 of 208 pages

13D
CUSIP No.  06683M102
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Prime Group II, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                         692,830
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                         - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           692,830
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    692,830
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                5.2%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 12 of 208 pages

13D
CUSIP No.  06683M102
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Prime Group III, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                         482,350
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                         - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           482,350
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    482,350
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.7%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 13 of 208 pages

13D
CUSIP No.  06683M102
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Prime Group IV, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                         304,758
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                         - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           304,758
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    304,758
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                2.3%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 14 of 208 pages

13D
CUSIP No.  06683M102
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Prime Group V, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                         100,855
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                         - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           100,855
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    100,855
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.8%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 15 of 208 pages

13D
CUSIP No.  06683M102
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Prime, Inc.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                         1,999,561
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                         - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           1,999,561
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    1,999,561
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                15.1%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 16 of 208 pages

13D
CUSIP No.  06683M102
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            John C. "Bruce" Waterfall

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        - 0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                         2,192,501
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                         - 0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                           2,192,501
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    2,192,501
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                16.6%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 17 of 208 pages

13D
CUSIP No.  06683M102
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Edwin H. Morgens
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                      - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                      2,192,501
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                      - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                      2,192,501
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                      2,192,501
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                16.6%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 18 of 208 pages

ITEM 1.  SECURITY AND ISSUER.

      This statement on Schedule 13D (the "Statement") filed with the Securities and Exchange Commission (the "SEC") by persons named in Item 2 below relating to the shares of beneficial interest, no par value ("Shares"), of Banyan Strategic Realty Trust, a Massachusetts Business Trust (the "Issuer"). The principal executive offices of the Issuer are located at 150 South Wacker Drive, Chicago, Illinois 60606.

ITEM 2.  IDENTITY AND BACKGROUND.

      This Statement is filed jointly by (a) Morgens Waterfall Income Partners, L.P. ("MWIP"); (b) Restart Partners, L.P. ("Restart"); (c) Restart Partners II, L.P. ("Restart II"); (d) Restart Partners III, L.P. ("Restart III"); (e) Restart Partners IV, L.P. ("Restart IV"); (f) Restart Partners V, L.P. ("Restart V"); (g) Endowment Restart, L.L.C. ("Endowment"); (h) Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens Waterfall"); (i) MW Capital, L.L.C. ("MW Capital"); (j) Prime Group, L.P. ("Prime"); (k) Prime Group II, L.P. ("Prime II"); (l) Prime Group III, L.P. ("Prime III"); (m) Prime Group IV, L.P. ("Prime IV"); (n) Prime Group V, L.P. ("Prime V"); (o) Prime, Inc.;
(p) John C. "Bruce" Waterfall ("Waterfall"); and (q) Edwin H. Morgens ("Morgens", and together with the persons listed in clauses (a) through (q) above, the "Reporting Persons").

      MWIP is a New York limited partnership whose principal business is to invest in securities of U.S. issuers. MW Capital, a Delaware limited liability company, is the general partner of MWIP. MWIP and MW Capital have their principal address at 10 East 50th Street, New York, New York 10022. Morgens and Waterfall are the managing members of MW Capital. All of the information concerning Morgens and Waterfall is set forth below.

       Restart, Restart II, Restart III, Restart IV and Restart V are Delaware limited partnerships having their principal addresses at 10 East 50th Street, New York, New York 10022. The principal businesses of Restart, Restart II, Restart III, Restart IV and Restart V are to invest in securities of financially troubled companies.

       Prime, Prime II, Prime III, Prime IV and Prime V, Delaware limited partnerships having their principal addresses at 10 East 50th Street, New York, New York 10022, are the general partners of Restart, Restart II, Restart III, Restart IV and Restart V, respectively. The principal businesses of Prime, Prime II, Prime III, Prime IV and Prime V are to act as the general partners of Restart, Restart II, Restart III, Restart IV and Restart V, respectively.

       Prime, Inc., the general partner of Prime, Prime II, Prime III, Prime IV and Prime V, is a Delaware corporation having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime, Inc. is to act as general partner of Prime, Prime II, Prime III, Prime IV and Prime V. Waterfall is the President and a Director of Prime, Inc. Morgens is the Chairman of the Board of Directors and the Secretary of Prime, Inc. All of the information concerning Morgens and Waterfall is set forth below.



                               Page 19 of 208 pages

       Endowment is a Delaware limited liability company having its principal office c/o Morgens, Waterfall, Vintiadis & Company, Inc. located at 10 East 50th Street, New York, New York 10022. The principal business of The Common Fund is to invest in securities of various issuers. Morgens Waterfall serves as an investment advisor to Endowment as discussed below.

       Morgens Waterfall is a New York corporation having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Morgens Waterfall is the rendering of financial services.

       Waterfall is the President and a Director of Morgens Waterfall.
Morgens is the Chairman of the Board of Directors and the Secretary of Morgens Waterfall. The primary occupations of Morgens and Waterfall are to act as the principals in the business of Morgens Waterfall. The business address of Morgens and Waterfall, each of whom is a United States citizen, is at the office of Morgens Waterfall, 10 East 50th Street, New York, New York 10022. Morgens Waterfall has no other officers or directors.

       During the past five years, none of the persons described in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of such persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The Shares acquired by each of the Reporting Persons named above were purchased from the Issuer in a private placement transaction pursuant to a share purchase agreement dated October 10, 1997, a copy of which is attached hereto as Exhibit 3. The source of funds used for each purchase was the working capital of the respective Reporting Person.


                              Aggregate Number of
                              Shares of Common
Reporting Person                   Stock                      Purchase Price

MWIP                                  83,315                   $   416,575
Restart                              418,768                     2,093,840
Restart II                           692,830                     3,464,150
Restart III                          482,350                     2,411,750
Restart IV                           304,758                     1,523,790
Restart V                            100,855                       504,275
Endowment                            109,625                       548,125

Total                              2,192,501                   $10,962,505





                               Page 20 of 208 pages

ITEM 4.  PURPOSE OF TRANSACTION.

       MWIP, Restart, Restart II, Restart III, Restart IV, Restart V, and Endowment acquired the Shares as investments. The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D except as reported in Item 6 hereof.

          The Reporting Persons reserve the right to buy additional securities of the Issuer or sell securities of the Issuer from time to time.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

      (a) and (b) The following is the aggregate amount of Shares that are beneficially owned by each Reporting Person:


                           Aggregate                   Percentage
Name                       # of Shares                  of Class

MWIP                           83,315                     0.6
Restart                       418,768                     3.2
Restart II                    692,830                     5.2
Restart III                   482,350                     3.7
Restart IV                    304,758                     2.3
Restart V                     100,855                     0.8
Endowment                     109,625                     0.8
             Total          2,192,501                    16.6


      Morgens Waterfall does not directly own any Shares. Morgens Waterfall may be deemed an indirect beneficial owner of 109,625 Shares by virtue of a contract with Endowment pursuant to which Morgens Waterfall provides discretionary investment advisory services.

      Prime, Inc. does not directly own any Shares. Prime, Inc. may be deemed an indirect beneficial owner of 1,999,561 Shares by virtue of its position as general partner of Prime, Prime II, Prime III, Prime IV and Prime V; which are not direct beneficial owners of any Shares, but may be deemed to be indirect beneficial owners of Shares by virtue of their positions as general partners of Restart (418,768 Shares), Restart II (692,830 Shares), Restart III (482,350 Shares), Restart IV (304,758 Shares) and Restart V (100,855 Shares), respectively.

      MW Capital does not directly own any of the Shares. MW Capital may be deemed an indirect beneficial owner of 83,315 Shares by virtue of its position as general partner of MWIP.






                               Page 21 of 208 pages

      Waterfall does not directly own any of the Shares. Waterfall may be deemed an indirect beneficial owner of 2,192,501 Shares by virtue of his positions as President and a Director of Morgens Waterfall, as investment adviser to Endowment (109,625 Shares); as a managing member of MW Capital, as general partner of MWIP (83,315 Shares); as President and a Director of Prime, Inc., as general partner of each of Prime, Prime II, Prime III, Prime IV and Prime V, as general partners of Restart (418,768 Shares), Restart II (692,830 Shares), Restart III (482,350 Shares), Restart IV (304,758 Shares) and
Restart V (100,855 Shares), respectively.

      Morgens does not directly own any of the Shares. Morgens may be deemed an indirect beneficial owner of 2,192,501 Shares by virtue of his positions as Chairman, and Director of Morgens Waterfall, as investment advisor to Endowment (109,625 Shares); as a managing member of MW Capital, as general partner of MWIP (83,315 Shares); as Chairman of Prime, Inc., as general partner of each of Prime, Prime II, Prime III, Prime IV and Prime V, as general partners of Restart (418,768 Shares), Restart II (692,830 Shares), Restart III (482,350 Shares), Restart IV (304,758 Shares) and Restart V (100,855 Shares), respectively.

      Each Reporting Person hereby disclaims that it has any beneficial ownership of the Shares owned, directly or indirectly, by any other entity.

      The percentage of Shares beneficially owned by each Reporting Person and in total is based upon 13,210,261 of Shares outstanding as of October 10, 1997 as reported by the Issuer.

      (c) Except as set forth in Item 3 above, there have been no other transactions involving the Shares by the Reporting Persons.

      (d) Except as set forth in this Item and Item 2 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

      (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER.

       None of the persons identified in Item 2 above is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, except to the extent described in Item 2 and as described below.

       Pursuant to a registration rights agreement dated October 10, 1997 between the Issuer and certain of the Reporting Persons (the "Registration Rights Agreement"), the Issuer, under certain conditions, is obligated to register the Shares with the SEC. A copy of the Registration Rights Agreement is attached hereto as Exhibit 4.

        Pursuant to a convertible term loan agreement dated October 10, 1997 between the Issuer and certain of the Reporting Persons as lenders (the "Convertible Term Loan Agreement"), such Reporting Persons, under certain conditions, may convert their debt into preferred shares of the Issuer, and therafter convert such preferred shares into Shares. A copy of the Convertible Term Loan Agreement is attached hereto as Exhibit 5.


                               Page 22 of 208 pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1 Joint Acquisition Statement among the Reporting Persons dated October 23, 1997, filed pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

EXHIBIT 2 Power of Attorney, dated October 23, 1997, granted to Morgens and Waterfall by MWIP; MW Capital; Prime, Inc.; Prime; Prime II; Prime III; Prime IV; Prime V; Restart; Restart II; Restart III; Restart IV; Restart V; Morgens Waterfall; and Endowment for the specific purpose of executing on their behalf any Schedule 13Ds and amendments thereto for filing with the Commission pursuant to the requirements of Rule 13d-1(f).

EXHIBIT 3 Share Purchase Agreement by and among Banyan Strategic Realty Trust and certain of the Reporting Persons, dated as of October 10, 1997.

EXHIBIT 4 Registration Rights Agreement by and among Banyan Strategic Realty Trust and certain of the Reporting Persons, dated as of October 10, 1997.

EXHIBIT 5 Convertible Term Loan Agreement by and among Banyan Strategic Realty Trust and certain of the Reporting Persons, dated as of October 10, 1997.

EXHIBIT 6 Form of Amendment to the Declaration of Trust of Banyan Strategic Realty Trust.

SIGNATURES

       After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.

                                    The Reporting Persons listed herein


                                         /s/ Bruce Waterfall
Dated:  October 23, 1997          By: ___________________________________
                                        John C. "Bruce" Waterfall, on his
                                        own behalf and as attorney-in-fact
                                        for each of the other Reporting
                                        Persons


                                         /s/ Edwin H. Morgens
                                  By: ___________________________________
                                        Edwin H. Morgens, on his own
                                        behalf and as attorney-in-fact
                                        for each of the other Reporting
                                        Persons






                               Page 23 of 208 pages

EXHIBIT 1

                       JOINT ACQUISITION STATEMENT
                       PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that this statement on Schedule 13D is filed on behalf of each of the undersigned and that any subsequent amendments to the statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.


                                 The Reporting Persons listed herein


Dated:  October 23, 1997        By:  /s/ Bruce Waterfall
                                     ___________________________________
                                     John C. "Bruce" Waterfall, on his
                                     own and as attorney-in-fact for
                                     each of the other Reporting Persons


                                By:  /s/ Edwin H. Morgens
                                     ___________________________________
                                     Edwin H. Morgens, on his own
                                     behalf and as attorney-in-fact
                                     for each of the other Reporting
                                     Persons



















                               Page 24 of 208 pages

EXHIBIT 2

                            POWER OF ATTORNEY

      The undersigned hereby appoint John C. "Bruce" Waterfall and Edwin H. Morgens each with full power of substitution, as their attorneys-in-fact for the specific purpose of executing on their behalf any Schedule 13Ds and amendments thereto for filing with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended. The undersigned hereby ratify the execution on their behalf, prior to the date hereof, by John C. "Bruce" Waterfall or Edwin H. Morgens of any Schedule 13Ds or amendments thereto for the aforesaid purpose.

      IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be duly executed as of October 23, 1997.


MORGENS WATERFALL INCOME PARTNERS, L.P.

By: MW Capital, L.L.C.
    General Partner

    /s/ Bruce Waterfall
By: _________________________
    John C. "Bruce" Waterfall
    Managing Member


MW CAPITAL, L.L.C.

    /s/ Bruce Waterfall
By: _________________________
    John C. "Bruce" Waterfall
    Managing Member


ENDOWMENT RESTART, L.L.C.

By: Morgens, Waterfall, Vintiadis & Company, Inc.
    Agent/Investment Advisor

    /s/ Bruce Waterfall
By: _________________________
    John C. "Bruce" Waterfall
    President


MORGENS, WATERFALL, VINTIADIS & COMPANY, INC.

    /s/ Bruce Waterfall
By: _________________________
    John C. "Bruce" Waterfall
    President





                               Page 25 of 208 pages

RESTART PARTNERS, L.P.
RESTART PARTNERS II, L.P.
RESTART PARTNERS III, L.P.
RESTART PARTNERS IV, L.P.
RESTART PARTNERS V, L.P.

By: PRIME GROUP, L.P.
    PRIME GROUP II, L.P.
    PRIME GROUP III, L.P.
    PRIME GROUP IV, L.P.
    PRIME GROUP V, L.P.
    As General Partners of Restart Partners, L.P.,
    Restart Partners II, L.P., Restart Partners III, L.P.,
    Restart Partners IV, L.P. and Restart Partners V, L.P., respectively

By: PRIME, INC.
    As general partner of Prime Group, L.P., Prime Group II, L.P.,
    Prime Group, III, L.P., Prime Group IV, L.P. and Prime Group V, L.P.

    /s/ Bruce Waterfall
By: _________________________
    John C. "Bruce" Waterfall
    President


JOHN C. "BRUCE" WATERFALL

     /s/ Bruce Waterfall
By: _________________________


EDWIN H. MORGENS

     /s/ Edwin H. Morgens
By: _________________________











                               Page 26 of 208 pages

EXHIBIT 3






------------------------------------------------------------------------------
------------------------------------------------------------------------------




                           SHARE PURCHASE AGREEMENT


                                by and among


                        BANYAN STRATEGIC REALTY TRUST


                                   and


        THE PURCHASERS LISTED ON THE SIGNATURE PAGE ATTACHED HERETO



                        Dated as of October 10, 1997


------------------------------------------------------------------------------
------------------------------------------------------------------------------
















                                 Page 27 of 208 pages

                            TABLE OF CONTENTS


                                                                          Page

ARTICLE 1   PURCHASE AND SALE OF SHARES ...............................
1.1  Purchase and Sale
1.2  The Closing of Purchase and Sale of Shares .......................
1.3  Representations by the Purchasers ................................
     (a)  Experience ..................................................
     (b)  Investment ..................................................
     (c)  Rule 144 ....................................................
     (d)  Authorization ...............................................
     (e)  Access; Reports .............................................

ARTICLE 2   CONDITIONS TO PURCHASER'S OBLIGATIONS
2.1  Representations and Warranties ...................................
2.2  Documentation at Closing .........................................
2.3  Consents, Waivers, etc. ..........................................
2.4  Other Actions ....................................................
2.5  Loan Closing .....................................................
2.6  Material Adverse Change ..........................................

ARTICLE 3   REPRESENTATIONS AND WARRANTIES
3.1  Organization, Powers, Qualification, Good Standing, Business
     and Subsidiaries .................................................
     (a)  Organization and Powers .....................................
     (b)  Qualification and Good Standing .............................
     (c)  Conduct of Business .........................................
     (d)  Subsidiaries ................................................
     (e)  Capitalization ..............................................
3.2  Authorization of Borrowing, etc. .................................
     (a)  Authorization ...............................................
     (b)  No Conflict .................................................
     (c)  Governmental Consents .......................................
     (d)  Binding Obligation ..........................................
3.3  Financial Condition ..............................................
3.4  No Material Adverse Effect; No Restricted Junior Payments ........
3.5  Title to Properties; Liens .......................................
3.6  Litigation; Adverse Facts ........................................
3.7  Payment of Taxes .................................................
3.8  Performance of Agreements; Materially Adverse Agreements .........
3.9  Governmental Regulation ..........................................
3.10  Securities Activities ...........................................
3.11  Employee Benefit Plans ..........................................
3.12  Environmental Protection ........................................
3.13  Employee Matters ................................................
3.14  Insurance .......................................................
3.15  Disclosure ......................................................


                               Page 28 of 208 pages

3.16  REIT Status .....................................................
3.17  Shareholder Agreements ..........................................
3.18  No Brokers or Finders ...........................................
3.19  Certain Transactions ............................................
3.20  Securities Regulation ...........................................
3.21  Registration Rights .............................................
4.1   Covenants of the Company

ARTICLE 5   COVENANTS OF THE PURCHASERS ...............................
5.1  Additional Shares ................................................
5.2  Purchaser Representation .........................................
5.3  Support of Board .................................................
5.4  Survival of Confidentiality Agreement ............................

ARTICLE 6   RIGHT TO PARTICIPATE IN FINANCINGS AND OBLIGATIONS
            OF COMPANY TO PURCHASE SHARES .............................
6.1  Right of Participation ...........................................
6.2  Notice of Acceptance .............................................
6.3  Conditions to Acceptance By Purchasers ...........................
     (a)  Permitted Sales of Refused Securities .......................
     (b)  Reduction in Amount of Offered Securities ...................
     (c)  Closing .....................................................
6.4  Further Sale .....................................................
6.5  Exceptions .......................................................

ARTICLE 7   DEFINITIONS AND ACCOUNTING TERMS ..........................
7.1  Certain Defined Terms ............................................
7.2  Accounting Terms .................................................

ARTICLE 8   MISCELLANEOUS .............................................
8.1  No Waiver, Cumulative Remedies ...................................
8.2  Amendments, Waivers and Consents .................................
8.3  Addresses for Notices, etc. ......................................
8.4  Costs, Expenses and Taxes ........................................
8.5  Binding Effect; Assignment .......................................
8.6  Survival of Representations and Warranties .......................
8.7  Prior Agreements .................................................
8.8  Severability .....................................................
8.9  Governing Law ....................................................
8.10  Headings ........................................................
8.11  Counterparts ....................................................
8.12  Further Assurances ..............................................








                                Page 29 of 208 pages

                           LIST OF EXHIBITS


Exhibit 2.2B           Form of Legal Opinion
Exhibit 2.2F           Form of Registration Rights Agreement
Exhibit 3              Schedule of Exceptions
Exhibit 3.2(b)         No Conflict
Exhibit 3.9            Capitalization
Exhibit 3.10           Financial Statements
Exhibit 3.16           Certain Transactions
Exhibit 3.17           Contracts and Commitments
Exhibit 4.1N           Use of Proceeds
Exhibit 4.2E           Indebtedness





































                              Page 30 of 208 pages

                        SHARE PURCHASE AGREEMENT


          THIS SHARE PURCHASE AGREEMENT (the "Agreement") is made and entered into as of October 10, 1997, by and among BANYAN STRATEGIC REALTY TRUST, a Massachusetts business trust (the "Company") and the purchasers listed on the signature page hereto (the "Purchasers"; individually referred to as a "Purchaser").

                            R E C I T A L

          The Company desires to sell to the Purchasers, and the Purchasers in the aggregate desire to purchase from the Company, an aggregate 2,192,501 shares of the Company's Shares, for the consideration set forth herein, including the representations, covenants and agreements of the Company and the Purchasers set forth herein and in the Exhibits attached hereto.


          NOW, THEREFORE, in consideration of the mutual promises and agreements herein, and subject to the terms and conditions hereinafter set forth, the parties hereby agree as follows:

                                ARTICLE 1

                      PURCHASE AND SALE OF SHARES

          1.1 Purchase and Sale. On the basis of the representations, warranties, covenants, and agreements, and subject to the satisfaction or waiver of the terms and conditions, set forth herein, the Company agrees to sell to each Purchaser and each Purchaser severally agrees to purchase from the Company the number of Shares set forth opposite each Purchaser's signature hereto, at a price per Purchased Share of $5.00, being, in the aggregate 2,192,501 Shares (the "Purchased Shares") for an aggregate purchase price of Ten Million Nine Hundred Sixty Two Thousand Five Hundred Five Dollars ($10,962,505).

          1.2 The Closing of Purchase and Sale of Shares. Such purchase and sale shall take place at a closing (the "Closing") to be held at the offices of O'Melveny & Myers LLP, on October 14, 1997 at 1:00 P.M., or on such other date and at such time as may be mutually agreed upon. At the Closing, the Company will issue and deliver a certificate (or certificates) evidencing the Purchased Shares against a wire transfer (or wire transfers) in the aggregate amount of $10,962,505 payable to the Company in immediately available funds in full payment of the purchase price for the Purchased Shares.

          1.3 Representations by the Purchasers. Each Purchaser severally represents that:


                              Page 31 of 208 pages

               (a) Experience. Such Purchaser has substantial experience in evaluating and investing in private placement transactions so that such Purchaser is capable of evaluating the merits and risks of an investment in the Company and has the capacity to protect its own interests in connection with the purchase of the Purchased Shares. Such Purchaser understands that the investment to be made in connection with the acquisition of the Purchased Shares is speculative and involves significant risk. Such Purchaser has the ability to bear the economic risk of this investment.

               (b) Investment. Such Purchaser is acquiring the Purchased Shares for investment for its own account, and not with the view to, or for resale in connection with, any "distribution" of all or any portion thereof within the meaning of the Securities Act or any state securities laws. Such Purchaser understands that the Purchased Shares to be purchased hereunder have not been registered under the Securities Act or any state securities laws by reason of a specific exemption from the registration provisions of the Securities Act and applicable state securities laws which depends upon, among other things, the bona fide nature of such Purchaser's investment intent and the accuracy of such Purchaser's representations as expressed herein. Such Purchaser also represents that it has not been organized solely for the purpose of acquiring the Purchased Shares.

               (c) Rule 144. Such Purchaser acknowledges that the Purchased Shares being purchased hereunder must be held indefinitely unless the transfer thereof is registered under the Securities Act and applicable state securities laws or unless an exemption from such registration is available. Such Purchaser is aware of the provisions of Rule 144 promulgated under the Securities Act which permit limited resale of shares purchased in a private placement, subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information about the Company, the resale occurring after the expiration of minimum holding periods after a party has purchased and paid for the security to be sold, the sale being affected through a "broker's transaction" or in transactions directly with a "market maker" and the number of shares being sold during any three-month period not exceeding specified limitations (except as provided in Rule 144(k)).

               (d) Authorization. Each Purchaser further severally represents that:

                    (i) It is duly authorized to execute and deliver this Agreement and all other agreements and instruments executed in connection herewith.

                    (ii) This Agreement and such other agreements and instruments constitute the valid and binding obligations of such Purchaser, enforceable against it in accordance with their respective terms;


                               Page 32 of 208 pages

                    (iii) No consent or approval of any Person is required in connection with the execution, delivery and performance of this Agreement and such other agreements and instruments by each of the Purchasers which has not heretofore been obtained.

          (e) Access; Reports. Each Purchaser has been provided the opportunity to discuss the transactions contemplated hereby with the Company. Each Purchaser acknowledges receipt of the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 1996 and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

          (f) Other. (i) Each Purchaser severally represents that no Person has or will have, as a result of the transactions contemplated by this Agreement, any right, interest or valid claim upon or against the Company for any commission, fee or other compensation as a finder or broker because of any act or omission by such Purchaser, other than the fee to Josephthal Lyon & Ross, Inc. for financial advisory services and the advisory fee to Leveraged Equity Management, Inc., and such Purchaser agrees to indemnify and hold the Company harmless against any such commissions, fees or other compensation.

               (ii) Each Purchaser owns assets exceeding $5,000,000 in cost or value, whichever is lower.


                                ARTICLE 2

                  CONDITIONS TO PURCHASER'S OBLIGATIONS

          The obligation of each Purchaser to purchase and pay for the Purchased Shares at the Closing is subject to the following conditions:

          2.1 Representations and Warranties. Each of the representations and warranties of the Company set forth in Article 3 hereof shall, if qualified by references to "material" or "material effect," shall be true in all respects, and, if not so qualified, shall be true in all respects material to a potential investor on the date of the Closing as though made at such time; the Company shall have performed all obligations and complied with all covenants and conditions required by this Agreement to be performed or complied with by it at or prior to such date; and the Company shall have delivered to each Purchaser a certificate to such effect executed by the Company's Chief Executive Officer and in form and substance satisfactory to each Purchaser, dated the date of the Closing.

          2.2 Documentation at Closing. Each Purchaser shall have received prior to or at the Closing all of the following, each in form and substance reasonably satisfactory to each Purchaser and its counsel, and all of the following events shall have occurred prior to or simultaneous with the Closing hereunder:


                                Page 33 of 208 pages

               (a) Certified copies of the Trust's Declaration of Trust, together with a good standing certificate from the Secretary of State of the Commonwealth of Massachusetts and each other state in which it is qualified as a foreign trust to do business and, to the extent generally available, a certificate or other evidence of good standing as to payment of any applicable franchise or similar taxes from the appropriate taxing authority of each of such states, each dated a recent date prior to the Closing Date; copies of its Bylaws, certified as of the Closing Date by its corporate secretary or an assistant secretary; resolutions of its Board of Trustees approving and authorizing the execution, delivery and performance of this Agreement, certified as of the Closing Date by its corporate secretary or an assistant secretary as being in full force and effect without modification or amendment; and certified copies of all documents evidencing other necessary corporate or other action and governmental approvals, if any, with respect to this Agreement, the Shares and other matters contemplated hereby which each of the Purchasers or its counsel reasonably requests.

               (b) Signature and incumbency certificates of the Company's officers executing this Agreement, the other Loan Documents to be executed by the Company and the Term Loan Agreement.

               (c) Certified copies (by the Secretary of the Company) of the Certificates or Articles of Incorporation of each corporate Subsidiary of the Company, together with good standing certificates from the respective states of incorporation and the respective states in which the principal places of business of each is located and from all states in which activities of such Subsidiary require them to be qualified and/or licensed to do business, each dated a recent date prior to the Closing Date.

               (d) Copies of the Bylaws of each corporate Subsidiary of the Company, certified as of the Closing Date by their respective corporate secretaries or an assistant secretary.

               (e) Certified copies (by the Secretary of the Company) of the complete partnership agreement (as amended) of each Subsidiary of the Company which is a partnership or joint venture, together with, with respect to any limited partnership, a certified certificate of limited partnership and, with respect to any general partnership or joint venture, a copy of the recorded statement of partnership (if any), together with any fictitious business name statements and authorizations from states in which the activities of such Subsidiaries require them to be qualified and/or licensed to do business.






                              Page 34 of 208 pages

               (f) (i) Originally executed copies of one or more favorable written opinions of Shefsky & Froelich Ltd., counsel for the Company and its Subsidiaries, the favorable written opinions of Peabody & Brown (Massachusetts counsel for the Company and its Subsidiaries), and the favorable written opinions of Stroock & Stroock & Lavan (New York counsel for the Company and its Subsidiaries), as the Purchasers may request, in form and substance reasonably satisfactory to the Purchasers and their counsel, dated as of the Closing Date and setting forth substantially the matters in the opinion designated in Exhibit 2.2B annexed hereto and as to such other matters as the Purchasers may reasonably request, and (ii) evidence satisfactory to the Purchasers that the Company and its Subsidiaries have requested Shefsky & Froelich Ltd., Massachusetts counsel and New York counsel to deliver such opinions to the Purchasers.

               (g) A certificate of the Secretary or an Assistant Secretary of the Company stating the names of the officers of the Company authorized to sign this Agreement, the certificate (or certificates) for the Purchased Shares and the other documents or certificates to be delivered pursuant to this Agreement by the Company or any of its officers, together with the true signatures of such officers. The Purchasers may conclusively rely on such certificate until it shall receive a further certificate of the Secretary or Assistant Secretary of the Company cancelling or amending the prior certificate and submitting the signatures of the officers named in such further certificate.

               (h)  Certificates of the Company as required pursuant to
Section 2.1.

               (i) The Registration Rights Agreement duly executed by the Company and the Purchasers.

               (j) Such other documents as the Purchasers reasonably may request.

          2.3 Consents, Waivers, etc. Prior to the Closing, the Company shall have obtained all consents or waivers, if any, necessary to execute and deliver this Agreement, issue the Purchased Shares and to carry out the transactions contemplated hereby and thereby, and all such consents and waivers shall be in full force and effect. All corporate and other action and governmental filings necessary to effectuate the terms of this Agreement, the Purchased Shares and other agreements and instruments executed and delivered by the Company in connection herewith shall have been made or taken, except for any post-sale filings that may be required under federal or state securities laws which filings will be timely made by the Company after the Closing.





                              Page 35 of 208 pages

          2.4  Other Actions.

               (a) The Company shall have paid or cause to have been paid at or prior to the Closing all of the costs and expenses described in subsection
8.4 of this Agreement then incurred or accrued with respect to the transactions described herein.

               (b) As of the Closing Date, each Purchaser shall be satisfied, in its sole discretion, with all inspections, investigations, studies, tests, appraisals and reviews which the Purchasers have elected to make with respect to the Company, its Subsidiaries and the Facilities.

          2.5 Loan Closing. Concurrent with the Closing, the Closing (as defined in the Term Loan Agreement) shall occur, and Company shall execute and deliver the Loan Documents and carry out the transactions contemplated thereby.

          2.6 Material Adverse Change. As of the Closing Date, no event or change has occurred that has caused or evidences, either in any case or in the aggregate, a Material Adverse Effect since December 31, 1996 (except as otherwise fully disclosed in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997).


                               ARTICLE 3

                     REPRESENTATIONS AND WARRANTIES

          Except as set forth in Exhibit 3, the Company represents and warrants that:

          3.1 Organization, Powers, Qualification, Good Standing, Business and Subsidiaries.

               (a) Organization and Powers. The Company is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. The Company has all requisite trust power and authority to own and operate its properties, to carry on its business as now conducted and in accordance with Section 6.13 of the Term Loan Agreement, to enter into this Agreement and the Loan Documents to be executed by the Company and to carry out the transactions contemplated thereby.

               (b) Qualification and Good Standing. The Company is qualified to do business and in good standing in every jurisdiction where its assets are located and wherever necessary to carry out its business and operations, except in jurisdictions where the failure to be so qualified or in good standing has not had and will not have a Material Adverse Effect.


                               Page 36 of 208 pages

               (c) Conduct of Business. The Company and its Subsidiaries are engaged only in and will engage only in the businesses permitted to be engaged in pursuant to subsection 6.13 of the Term Loan Agreement.

               (d) Subsidiaries. All of the Subsidiaries of the Company as of the Closing Date are identified in Schedule 3.1 annexed hereto. The capital stock of each of the corporate Subsidiaries of the Company identified in Schedule 3.1 annexed hereto is duly authorized, validly issued, fully paid and nonassessable and none of such capital stock constitutes Margin Stock. Each of the corporate Subsidiaries of the Company identified in Schedule 3.1 annexed hereto is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation set forth therein, has all requisite corporate power and authority to own and operate its property and to carry on its business as now conducted and as proposed to be conducted, and is qualified to do business and in good standing in every jurisdiction where its assets are located and wherever necessary to carry out its business and operations, in each case except where failure to be so qualified or in good standing or a lack of such corporate power and authority has not had a Material Adverse Effect. Each of the Subsidiaries of the Company identified in Schedule 3.1 annexed hereto which is a trust, limited liability company, partnership or joint venture is duly formed, validly existing and in good standing under the laws of its respective jurisdiction of organization set forth therein, has all requisite power and authority to own and operate its property and to carry on its business as now conducted and as proposed to be conducted, and is qualified to do business and in good standing in every jurisdiction where its assets are located and wherever necessary to carry out its business and operations, in each case except where failure to be so qualified or in good standing or a lack of such partnership power and authority has not had a Material Adverse Effect.
Schedule 3.1 annexed hereto correctly sets forth, as of the Closing Date, the ownership interest of the Company and each of its Subsidiaries in each of the Subsidiaries of the Company identified therein.

               (e) Capitalization. The authorized capital of the Company consists solely of Shares, of which 11,017,760 Shares are issued and outstanding, 2,000,000 Shares are reserved for issuance under the Company's dividend reinvestment program, and 1,000,000 Shares are reserved for issuance upon the exercise of outstanding options for Shares. All outstanding Shares have been duly authorized, are fully paid and nonassessable, and have been validly issued in accordance with federal and state securities laws. Upon issuance pursuant to the terms herein contained, the Purchased Shares will have been duly authorized, will be fully paid and nonassessable, and (based, in part, upon the validity of the relevant representations of the Purchasers) will have been validly issued in accordance with federal and state securities laws or an exemption therefrom.


                             Page 37 of 208 pages

          Except as contemplated herein and as described in the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 1996 with respect to compensation payable to Leonard G. Levine, president of the Company and the Company's existing stock option plan, no options, calls, warrants, conversion privileges, preemptive rights, rights of first refusal or other commitments or rights, of any character whatsoever, are presently outstanding or in existence with respect to the purchase or other acquisition of any of the authorized but unissued Shares or any other equity Security of the Company.

          3.2  Authorization of Borrowing, etc.

               (a) Authorization. The execution, delivery and performance of this Agreement and the Loan Documents to be executed by the Company, and the execution, delivery and performance of the Loan Documents to be executed by the respective Subsidiaries of the Company, have been duly authorized by all necessary action on the part of each of the respective entities. The Board of Trustees has taken all necessary action to exempt the ownership by each Purchaser of Common Shares and Preferred Shares issued and issuable pursuant to this Agreement and the Term Loan Agreement from the Limit, as that term in defined in Section 7.12.3 of the Declaration of Trust.

                (b) No Conflict. The execution, delivery and performance by the Company of this Agreement, and the execution, delivery and performance of the Loan Documents by the Company and its respective Subsidiaries, as applicable, and the consummation of the transactions contemplated thereby, do not and will not (i) violate any provision of any law or any governmental rule or regulation applicable to the Company or any of its Subsidiaries (as the case may be), the Declaration of Trust, Bylaws or other charter documents of the Company or any of its corporate Subsidiaries, the partnership or other organizational agreements of any of its Subsidiaries which are partnerships or joint ventures, or any order, judgment or decree of any court or other agency of government binding on the Company or any of its Subsidiaries (as applicable), (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any Contractual Obligation of the Company or any of its Subsidiaries (as the case may be), (iii) result in or require the creation or imposition of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries (other than Liens in favor of Lenders), or (iv) require any approval of shareholders or any approval or consent of any Person under any Contractual Obligation of the Company or any of its Subsidiaries, except for such approvals or consents which will be obtained on or before the Closing Date and are disclosed in writing to the Purchasers.





                              Page 38 of 208 pages

               (c) Governmental Consents. To the best knowledge of the Company, the execution, delivery and performance by the Company of this Agreement, and the execution, delivery and performance of the Loan Documents by the Company and its respective Subsidiaries, as applicable, and the consummation of the transactions contemplated thereby, do not and will not require any registration with, consent or approval of, or notice to, or other action to, with or by, any federal, state or other governmental authority or regulatory body, except for any of the foregoing which will be made or obtained by the Company on or before the Closing Date, other than approval by NASDAQ of the listing of the Purchased Shares, the Preferred Shares (as defined in the Term Loan Agreement) or Shares issuable upon conversion of the Loans and Preferred Shares.

               (d) Binding Obligation. This Agreement has been duly executed and delivered by the Company and is the legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability. Each of the Loan Documents has been duly executed and delivered by the Company and its respective Subsidiaries, as applicable, and is the legally valid and binding obligation of the Company and/or its respective Subsidiaries (as the case may be) enforceable against the Company and/or its respective Subsidiaries (as the case may be) in accordance with its respective terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability. After the Closing Date, each Funded Subsidiary will execute and deliver a Guaranty. Upon execution and delivery, each such Guaranty will be the valid and binding obligation of the applicable Funded Subsidiary, enforceable against such Subsidiary in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability.

          3.3 Financial Condition. The Company has heretofore delivered to the Purchaser the following financial statements and information: (i) the audited consolidated balance sheets of the Company and its Subsidiaries at December 31, 1996 and the related consolidated statements of income and expenses, shareholders' equity and cash flows of the Company and its Subsidiaries for the Fiscal Year ended December 31, 1996, and (ii) the unaudited consolidated balance sheets of the Company and its Subsidiaries at June 30, 1997 and the related unaudited consolidated statements of income, shareholders' equity and cash flows of the Company and its Subsidiaries for the six months ended June 30, 1997. All such statements were prepared in conformity with GAAP and fairly present the financial condition (on a consolidated basis) of the Company and its Subsidiaries at the respective




                              Page 39 of 208 pages
dates thereof and the results of operations and cash flows (on a consolidated basis) of the Company and its Subsidiaries at the respective dates thereof, subject, in the case of any such unaudited financial statements, to changes resulting from audit and normal year-end adjustments. As of the Closing Date, the Company does not have any Contingent Obligation, contingent liability or liability for taxes, long-term lease or unusual forward or long-term commitment that is not reflected in the financial statements identified in clauses (i) and (ii) above or the notes thereto which would have a Material Adverse Effect on the Company or any of its Subsidiaries.

          3.4 No Material Adverse Effect; No Restricted Junior Payments. Since December 31, 1996 (except as disclosed in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997),
(i) no event or change has occurred that has caused or evidences, either in any case or in the aggregate, a Material Adverse Effect, and (ii) neither the Company nor any of its Subsidiaries has directly or indirectly declared, ordered, paid or made, or set apart any sum or property for, any Restricted Junior Payment or agreed to do so except as permitted by subsection 6.5 of the Term Loan Agreement.

          3.5 Title to Properties; Liens. The Company and its Subsidiaries have (i) good, marketable and legal title to (in the case of fee interests in real property), (ii) valid leasehold interests in (in the case of leasehold interests in real or personal property), or (iii) good title to (in the case of all other personal property), all of their respective properties and assets reflected in the financial statements referred to in subsection 3.3, in each case except for assets disposed of since the date of such financial statements in the ordinary course of business and disclosed in writing to the Purchaser or as otherwise permitted under subsection 6.7 of the Term Loan Agreement. Except as permitted by the Term Loan Agreement, all such properties and assets are free and clear of Liens.

          3.6 Litigation; Adverse Facts. Except as set forth in Schedule 3.6 annexed hereto, there are no actions, suits, proceedings, arbitrations or governmental investigations (whether or not purportedly on behalf of the Company or any of its Subsidiaries) at law or in equity or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any property of the Company or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is (i) in violation of any applicable laws that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect or (ii) subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.


                             Page 40 of 208 pages

          3.7  Payment of Taxes.  Except to the extent permitted by subsection
5.3 of the Term Loan Agreement, all tax returns and reports of the Company and its Subsidiaries required to be filed by any of them have been timely filed, and all taxes, assessments, fees and other governmental charges upon the Company and its Subsidiaries and upon their respective properties, assets, income, businesses and franchises which are due and payable have been paid when due and payable except for those that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted for which such reserve or other appropriate provision, if any, required in conformity with GAAP has been made. The Company knows of no proposed tax assessment against the Company or any of its Subsidiaries which is not being actively contested by the Company or such Subsidiary in good faith and by appropriate proceedings; provided that such reserves or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made or provided therefor.

          3.8  Performance of Agreements; Materially Adverse Agreements.

               (a) Neither the Company nor any of its Subsidiaries is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any of its Contractual Obligations, and no condition exists that as of the Closing Date, with the giving of notice or the lapse of time or both, would constitute such a default, except where the consequences, direct or indirect, of such default or defaults, if any, would not have a Material Adverse Effect.

               (b) Neither the Company nor any of its Subsidiaries is a party to or is otherwise subject to any agreements or instruments or any charter or other internal restrictions which, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

          3.9 Governmental Regulation. Neither the Company nor any of its Subsidiaries is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act or the Investment Company Act of 1940 or under any other federal or state statute or regulation (other than the Securities Act) which may limit its ability to offer and sell Shares, to incur Indebtedness or which may otherwise render all or any portion of the Obligations unenforceable.

          3.10 Securities Activities. Neither the Company nor any of its Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock, and not more than 25% of the value of the assets of the Company (or of the Company and its Subsidiaries on a consolidated basis) consists of Margin Stock.

          3.11  Employee Benefit Plans.


                              Page 41 of 208 pages

               (a) The Company and each of its ERISA Affiliates are in compliance with all applicable provisions and requirements of ERISA and the regulations and published interpretations thereunder with respect to each Employee Benefit Plan, and have performed all their obligations under each Employee Benefit Plan.

               (b) No ERISA Event has occurred or is reasonably expected to occur.

               (c) Except to the extent required under Section 4980B of the Internal Revenue Code, no Employee Benefit Plan provides health or welfare benefits (through the purchase of insurance or otherwise) for any retired or former employees of the Company or any of its ERISA Affiliates.

               (d) As of the most recent valuation date for any Pension Plan, there are no unfunded benefit liabilities (as defined in Section 4001(a)(18) of ERISA).

          3.12  Environmental Protection.  Except as set forth in Schedule
3.12 annexed hereto, the Company and each of its Subsidiaries are in material compliance with all applicable Environmental Laws.

          3.13 Employee Matters. There is no strike or work stoppage in existence or threatened involving the Company or any of its Subsidiaries that could reasonably be expected to have a Material Adverse Effect.

          3.14 Insurance. Schedule 3.14 annexed hereto sets forth a complete and accurate list of all policies of insurance in effect as of the Closing Date for the Company and its Subsidiaries. No notice of cancellation has been received with respect to such policies and the Company and its Subsidiaries are in compliance with all conditions contained in such policies.

          3.15 Disclosure. The projections and pro forma financial information contained in any materials furnished to the Purchasers by or on behalf of the Company or any of its Subsidiaries are based upon good faith estimates and assumptions believed by the Company to be reasonable at the time made, provided that no assurance can be given that the projected results will be realized or with respect to the activity of the Company and its Subsidiaries to achieve the projected results, it being recognized by the Purchasers that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ, in any material manner, from the projected results. There are no facts known (or which should upon the reasonable exercise of diligence be known) to the Company (other than matters of a general economic nature) that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect and that have not been disclosed herein or in such other documents and certificates furnished to the Purchasers for use in connection with the transactions contemplated hereby.


                             Page 42 of 208 pages

          3.16 REIT Status. The Company has, at all times, since 1986, qualified as a REIT under the provisions of the Internal Revenue Code. Each Subsidiary that is a corporation is a qualified REIT subsidiary, as that term is defined in the Internal Revenue Code.

          3.17 Shareholder Agreements. Except as required by this Agreement and the Term Loan Agreement, there are no agreements or arrangements between the Company and any of the Company's shareholders, or to the Company's knowledge, between or among any of the Company's shareholders, which grant special rights with respect to any shares of the Company's equity security or subject to provisions of the Company's Declaration of Trust which affect any shareholder's ability or right freely to alienate or vote such shares.

          3.18 No Brokers or Finders. The Company owes no commission, fee or other compensation to any Person as a finder or broker as a result of the transactions contemplated by this Agreement, other than the fee to Josephthal Lyon & Ross, Inc. for financial advisory services and the advisory fee to Leveraged Equity Management, Inc.

          3.19 Certain Transactions. Other than as disclosed in the Company's most recent Annual Report on Form 10-K and as set forth on Exhibit 3.19, there are no transactions, agreements or obligations in which the amount involved for any Person and entity and his or its affiliates exceeds $60,000 (other than transactions described in Instructions 7, 8A, 8B or 8C to paragraph (a) or Instruction 2 to paragraph (b) of Rule 404 of Regulation S-K under the Securities Act), either alone or in the aggregate, in any fiscal year between the Company, on the one hand, and its officers, directors or shareholders, or their immediate family members or other associates or affiliates, on the other hand, and no such person is an interested party to any contract of the Company or holds a direct or indirect ownership interest in any business or corporation which competes with the Company.

          3.20 Securities Regulation. Assuming the accuracy of each of the Purchaser's representations contained in Section 1.3, the Company has complied and will comply with all applicable federal or state securities laws in connection with the issuance and sale of the Purchased Shares.

          3.21 Registration Rights. Except for the rights granted to the Purchasers pursuant to the Registration Rights Agreement, the Company's existing stock option plan and an employment agreement with Leonard G. Levine, no Person has demand or other rights to cause the Company to file any registration statement under the Securities Act relating to any securities of the Company or any right to participate in an offering of shares under any such registration statement.







                              Page 43 of 208 pages

                                ARTICLE 4

                         COVENANTS OF THE COMPANY

          4.1 Covenants of the Company. Without limiting any other covenants and provisions hereof, the Company covenants and agrees that it will perform and observe the following covenants and provisions and will cause each Subsidiary to perform and observe such of the following covenants and provisions as are applicable to such Subsidiary:

               (a) the Company will execute and deliver the Registration Rights Agreement.

               (b) the Board of Trustees has taken all necessary action to exempt the Purchasers' acquisition of the Purchased Shares, the Series A Convertible Preferred Shares and any Shares converted from or received as a result of Series A Convertible Preferred Shares and the Term Loan Agreement from the Limit, as that term is defined in Section 7.12.3 of the Declaration of Trust, pursuant to Section 7.12.6 thereof.

               (c) in filling (other than through election by the shareholders) any vacancy created on the Board of Trustees by the death, resignation or removal of any director or any increase in the authorized number of trustees, the Company shall notify the Purchasers twenty (20) days in advance of the appointment of any individual to fill such vacancy.

               (d) there is and will be no "Advisor," as that term is defined in Section 1.5 of the Declaration of Trust, retained by the Company, and there are not, and will not be, any Class B Trustees, as that term is defined in
Section 1.5 of the Declaration of Trust, on the Board of Trustees.

               (e) the Board of Trustees will not take any action described in Section 4.2.2 of the Declaration of Trust or otherwise, if such action or series of actions would constitute a merger, consolidation, reorganization or sale of all or substantially all of the assets of the Company, without the approving vote of at least a majority of Shares entitled to vote.

               (f) the Company will use all reasonable efforts to acquire such authorizations as are necessary to effect the transactions contemplated in Article 6 hereof.

               (g) the Board of Trustees will take all actions necessary to exempt subsequent transfers of Shares by the Purchasers from the Limit, as that term is defined in Section 7.12.3 of the Declaration of Trust (or any similar restriction), except to the extent such transfer would cause the Company to fail to qualify as a REIT.




                              Page 44 of 208 pages

                                ARTICLE 5

                        COVENANTS OF THE PURCHASERS

          5.1 Additional Shares. The Purchasers covenant and agree that, unless the Company otherwise gives prior written consent, neither the Purchasers nor their respective Subsidiaries shall purchase Shares of the Company, other than the Purchased Shares, Shares purchased pursuant to Article 6, and shares issuable upon conversion of the Loans and the Series A Convertible Preferred Shares, until the first anniversary of the date of this Agreement.

          5.2 Purchaser Representation. Each Purchaser severally represents and warrants that its purchase of Shares pursuant to this Agreement and its ability to acquire Series A Convertible Preferred Shares or Shares pursuant to the Term Loan Agreement (and for purposes of this representation, each Purchaser shall be treated as having acquired as of the Closing Date the maximum number of such Series A Convertible Preferred Shares and Shares which can be obtained under the Term Loan Agreement), will not result in any individual, within the meaning of Section 856(h) of the Internal Revenue Code of 1986, as amended (the "Code"), owning directly or indirectly more than 9.8% of the outstanding Shares of the Company, as determined under Code Sections 856(a)(6) and 856(h), and Code Sections 542 and 544 (as those Sections are incorporated by reference into Code Section 856(h)).

          5.3 Support of Board. Each Purchaser covenants and agrees that such Purchaser will vote its Purchased Shares (i) at the next annual meeting of Shareholders (if such meeting is held on or before June 30, 1998) in favor of Persons nominated by the Board of Trustees for re-election as Trustees,
(ii) in favor of Conversion Approval (as defined in the Term Loan Agreement),
(iii) in favor of Preferred Share Approval (as defined in the Term Loan Agreement), and (iv) in favor of Shareholder Approval (as defined in the Term Loan Agreement), provided however, that the Purchasers shall not be obligated to vote in favor of any Shareholder Approval of amendments to the Declaration of Trust which have not been mutually agreed between the Purchasers and the Company. In addition, the Company shall not propose any Shareholder Approval of amendments to the Declaration of Trust unless such amendments have been mutually agreed between the Purchasers and the Company.

          5.4 Survival of Confidentiality Agreement. Notwithstanding the purchase of Shares contemplated hereby, except to the extent inconsistent with the Purchasers' rights under this Agreement, the Term Loan Agreement, or the Registration Rights Agreement, the Purchasers' obligations to hold certain information concerning the Trust in confidence pursuant to the letter agreement dated May 30, 1997, as amended July 29, 1997, to which the Purchasers and the Company are parties, shall survive, and shall remain in effect in accordance with its terms.




                              Page 45 of 208 pages

                                ARTICLE 6

                   RIGHT TO PARTICIPATE IN FINANCINGS
             AND OBLIGATION OF COMPANY TO PURCHASE SHARES

          6.1 Right of Participation. Until the Conversion Approval, the Company shall not issue, sell or exchange, agree to issue, sell or exchange, or reserve or set aside for issuance, sale or exchange, for cash or cash equivalents (i) any Shares, (ii) any other equity security of the Company, including, without limitation, Preferred Shares, (iii) any option, warrant or other right to subscribe for, purchase or otherwise acquire any equity security of the Company, or (iv) any Debt Securities (the "Offered Securities"), unless in each such case the Company shall have offered to sell a portion of the Offered Securities to the Purchasers (subject to required approvals or authorizations, if any, pursuant to the applicable rules of the NASDAQ trading system, if the Shares are then quoted on NASDAQ) as follows: the Company shall offer to sell to a Purchaser that portion of the Offered Securities as the aggregate number of Purchased Shares then held by or issuable to such Purchaser bears to the total number of outstanding Shares of the Company calculated on a fully diluted basis (so that such Purchaser shall retain its then existing equity percentage of the Company on a fully diluted basis), at a price and on such other terms and conditions as the Offered Securities are proposed to be sold to other persons, as specified by the Company in a writing delivered to such Purchaser (the "Offer"), and the Offer by its terms shall remain open and irrevocable for a period of twenty (20) days.

          6.2 Notice of Acceptance. Notice of a Purchaser's intention to accept, in whole or in part, an Offer made pursuant to Section 6.1 (a "Notice of Acceptance") shall be evidenced by a writing signed by such Purchaser and delivered to the Company prior to the end of the twenty (20) day period of the Offer, setting forth the portion of the Offered Securities that such Purchaser elects to purchase.

          6.3  Conditions to Acceptance By Purchasers.

          6.4 Permitted Sales of Refused Securities. In the event that a Notice of Acceptance is not given by a Purchaser in respect of all the Offered Securities, the Company shall have one hundred twenty (120) days from the expiration of the period set forth in Section 6.1 to sell all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by such Purchaser (the "Refused Securities") to the Person or Persons specified in the Offer, but only upon terms and conditions, including, without limitation, unit price and interest rates, which are not more favorable to such other Person or Persons or less favorable to the Company than those set forth in the Offer.




                               Page 46 of 208 pages

          6.5 Reduction in Amount of Offered Securities. In the event the Company shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 6.3(a) above), then a Purchaser may, at its sole option and in its sole discretion, reduce the number of, or other units of, the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the amount of the Offered Securities that such Purchaser elected to purchase pursuant to
Section 6.2 multiplied by a fraction, (i) the numerator of which shall be the amount of Offered Securities the Company actually proposes to sell, and (ii) the denominator of which shall be the amount of all Offered Securities. In the event that such Purchaser so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Company may not sell or otherwise dispose of more than the reduced amount of the Offered Securities until such securities have again been offered to such Purchaser in accordance with Section 6.1.

               (c) Closing. Upon the closing, which shall include full payment to the Company, of the sale to such other Person or Persons of all or less than all the Offered Securities not being purchased by a Purchaser, such Purchaser shall purchase from the Company, and the Company shall sell to such Purchaser, the number of Offered Securities specified in the Notice of Acceptance, as reduced pursuant to Section 6.3(b) if such Purchaser had so elected, upon the terms and conditions specified in the Offer. The purchase by a Purchaser of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and such Purchaser of a purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to such Purchaser and such other Person or Persons purchasing the Offered Securities.

          6.4 Further Sale. In each case, any Offered Securities not purchased by a Purchaser or other Persons in accordance with Section 6.3 may not be sold or otherwise disposed of until they are again offered to such Purchaser under the procedures specified in Sections 6.1, 6.2 and 6.3.

          6.5 Exceptions. The rights of the Purchasers under this Article 6 shall not apply to:

               (a) Shares issued as a stock dividend to holders of Shares or upon any subdivision or combination of Shares.

               (b) the issuance of up to 1,000,000 Shares, or options exercisable therefor (such number to be equitably adjusted in the event of any stock split, combination, reclassification or other similar event occurring on or after the date of the Closing), issuable to officers, employees, directors or consultants of the Company and any Subsidiary pursuant to the Plan.

               (c) the issuance of up to 2,000,000 Shares reserved for issuance pursuant to the Company's Distribution Reinvestment and Share Purchase Plan.


                             Page 47 of 208 pages

                               ARTICLE 7

                    DEFINITIONS AND ACCOUNTING TERMS

          7.1 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

          "Administrative Services Agreement" means that certain
Administrative Services Agreement dated as of February 27, 1994, between Company and BMC, as the same may be amended, supplemented or otherwise modified from time to time as permitted by this Agreement.

          "Agent" has the meaning assigned to that term in the introduction of this Agreement and also means and includes any successor Agent appointed pursuant to subsection 9.4 of the Term Loan Agreement.

          "Agreement" means this Share Purchase Agreement, including all Exhibits and Schedules, as from time to time amended and in effect between the parties hereto.

          "BMC" means Banyan Management Corp., an Illinois corporation.

          "Board of Trustees" shall mean the then present members of the Board of Trustees of the Company.

          "Closing" shall have the meaning assigned to that term in Section
1.2 of this Agreement.

          "Closing Date" shall have the meaning assigned to that term in the Term Loan Agreement.

          "Company" has the meaning assigned to that term in the introduction to this Agreement.

          "Contingent Obligation", as applied to any Person, means any direct or indirect liability, contingent or otherwise, of that Person (i) with respect to any Indebtedness, lease, dividend or other obligation of another if the primary purpose or intent thereof by the Person incurring the Contingent Obligation is to provide assurance to the obligee of such obligation that such obligation will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such obligation will be protected (in whole or in part) against loss in respect thereof, or (ii) with respect to any letter of credit issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings. Contingent Obligations shall include, without limitation, (a) the direct or indirect guaranty, endorsement (otherwise than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale


                             Page 48 of 208 pages
with recourse by such Person of the obligation of another, (b) the obligation to make take-or-pay or similar payments if required regardless of non-performance by any other party or parties to an agreement, and (c) any liability of such Person for the obligation of another through any agreement (contingent or otherwise) (X) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise) or (Y) to maintain the solvency or any balance sheet item, level of income or financial condition of another if, in the case of any agreement described under subclauses (X) or (Y) of this sentence, the primary purpose or intent thereof is as described in the preceding sentence. The amount of any Contingent Obligation shall be equal to the amount of the obligation so guaranteed or otherwise supported or, if less, the amount to which such Contingent Obligation is specifically limited.

          "Contractual Obligation", as applied to any Person, means any provision of any security issued by that Person or of any material indenture, mortgage, deed of trust, contract, undertaking, agreement or other instrument to which that Person is a party or by which it or any of its properties is bound or to which it or any of its properties is subject.

          "Debt Securities" means any debt security of the Company that by its terms is convertible into or exchangeable for any equity security of the Company.

          "Declaration of Trust" means the Company's Declaration of Trust, as amended, filed with the Secretary of the Commonwealth of the Commonwealth of Massachusetts, and any successor charter documents.

          "Dollars" and the sign "$" mean the lawful money of the United States of America.

          "Employee Benefit Plan" means any "employee benefit plan" as defined in Section 3(3) of ERISA which is, or was at any time, maintained or contributed to by the Company or any of its ERISA Affiliates.

          "Environmental Laws" means all statutes, ordinances, orders, rules, regulations, plans, policies or decrees and the like relating to (i) environmental matters, including, without limitation, those relating to fines, injunctions, penalties, damages, contribution, cost recovery compensation, losses or injuries resulting from the Release of Hazardous Materials, (ii) the generation, use, storage, transportation or disposal of Hazardous Materials, or (iii) occupational safety and health, industrial hygiene, land use or the protection of human, plant or animal health or welfare, in any manner applicable to the Company or any of its Subsidiaries or any of their respective properties, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. 1801 et seq.),



                              Page 49 of 208 pages
the Resource Conservation and Recovery Act (42 U.S.C. 6901 et seq.), the Federal Water Pollution Control Act ( 33 U.S.C. 1251 et seq.), the Clean Air Act (42 U.S.C. 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. 136 et seq.), the Occupational Safety and Health Act (29 U.S.C. 651 et seq.) and the Emergency Planning and Community Right-to-Know Act (42 U.S.C.
 11001 et seq.), each as amended or supplemented, and any analogous future or present local, state and federal statutes and regulations promulgated pursuant thereto, each as in effect as of the date of determination.

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor statute.

          "ERISA Affiliate", as applied to any Person, means (i) any corporation which is, or was at any time, a member of a controlled group of corporations within the meaning of Section 414(b) of the Internal Revenue Code of which that Person is, or was at any time, a member; (ii) any trade or business (whether or not incorporated) which is, or was at any time, a member of a group of trades or businesses under common control within the meaning of
Section 414(c) of the Internal Revenue Code of which that Person is, or was at any time, a member; and (iii) any member of an affiliated service group within the meaning of Section 414(m) or (o) of the Internal Revenue Code of which that Person, any corporation described in clause (i) above or any trade or business described in clause (ii) above is, or was at any time, a member.

          "ERISA Event" means (i) a "reportable event" within the meaning of
Section 4043 of ERISA and the regulations issued thereunder with respect to any Pension Plan (excluding those for which the provision for 30-day notice to the PBGC has been waived by regulation); (ii) the failure to meet the minimum funding standard of Section 412 of the Internal Revenue Code with respect to any Pension Plan (whether or not waived in accordance with Section 412(d) of the Internal Revenue Code) or the failure to make by its due date a required installment under Section 412(m) of the Internal Revenue Code with respect to any Pension Plan or the failure to make any required contribution to a Multiemployer Plan; (iii) the provision by the administrator of any Pension Plan pursuant to Section 4041(a)(2) of ERISA of a notice of intent to terminate such plan in a distress termination described in Section 4041(c) of ERISA; (iv) the withdrawal by the Company or any of its ERISA Affiliates from any Pension Plan with two or more contributing sponsors or the termination of any such Pension Plan resulting in liability pursuant to Sections 4063 or 4064 of ERISA; (v) the institution by the PBGC of proceedings to terminate any Pension Plan, or the occurrence of any event or condition which might constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (vi) the imposition of liability on the Company or any of its ERISA Affiliates pursuant to Section 4062(e) or 4069 of ERISA or by reason of the application of Section 4212(c) of ERISA; (vii) the withdrawal by the Company or any of its ERISA Affiliates in a complete or partial withdrawal (within the meaning of Sections 4203 and 4205 of ERISA) from any Multiemployer Plan if there is any potential liability therefor, or


                              Page 50 of 208 pages
the receipt by the Company or any of its ERISA Affiliates of notice from any Multiemployer Plan that it is in reorganization or insolvency pursuant to
Section 4241 or 4245 of ERISA, or that it intends to terminate or has terminated under Section 4041A or 4042 of ERISA; (viii) the occurrence of an act or omission which could give rise to the imposition on the Company or any of its ERISA Affiliates of fines, penalties, taxes or related charges under Chapter 43 of the Internal Revenue Code or under Section 409 or 502(c), (i) or
(l) or 4071 of ERISA in respect of any Employee Benefit Plan; (ix) the assertion of a material claim (other than routine claims for benefits) against any Employee Benefit Plan other than a Multiemployer Plan or the assets thereof, or against the Company or any of its ERISA Affiliates in connection with any such Employee Benefit Plan; (x) receipt from the Internal Revenue Service of notice of the failure of any Pension Plan (or any other Employee Benefit Plan intended to be qualified under Section 401(a) of the Internal Revenue Code) to qualify under Section 401(a) of the Internal Revenue Code, or the failure of any trust forming part of any Pension Plan to qualify for exemption from taxation under Section 501(a) of the Internal Revenue Code; or
(xi) the imposition of a Lien pursuant to Section 401(a)(29) or 412(n) of the Internal Revenue Code or pursuant to ERISA with respect to any Pension Plan.

          "Facilities" means any and all real property (including, without limitation, all buildings, fixtures or other improvements located thereon) now, hereafter or heretofore owned, leased, operated or used by the Company or any of its Subsidiaries.

          "Facility Budget" has the meaning set forth in subsection 5.1(v) of the Term Loan Agreement.

          "Fiscal Year" means a twelve month period ending on December 31 of each year.

          "Funded Subsidiary" means a Subsidiary of the Company that receives proceeds of Loans under the Term Loan Agreement to acquire a Facility.

          "GAAP" means, subject to the limitations on the application thereof set forth in subsection 1.2 of the Term Loan Agreement, generally accepted accounting principles set forth in opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession, in each case as the same are applicable to the circumstances as of the date of determination.

          "Governmental Authorization" means any permit, license, authorization, plan, directive, consent order or consent decree of or from any federal, state or local governmental authority, agency or court.




                                Page 51 of 208 pages

          "Guaranty" means the continuing Guaranty(ies) to be executed and delivered by the Funded Subsidiaries of the Company pursuant to subsection 5.9 of the Term Loan Agreement, in form and substance satisfactory to the Lenders, pursuant to which each Funded Subsidiary will guaranty Obligations of the Company (limited to the amount of the Loan or Loans received by that Funded Subsidiary) under the Loan Documents, as amended, supplemented or otherwise modified from time to time.

          "Hazardous Materials" means (i) any chemical, material or substance at any time defined as or included in the definition of "hazardous substances", "hazardous wastes", "hazardous materials", "extremely hazardous waste", "restricted hazardous waste", "infectious waste", "toxic substances" or any other formulations intended to define, list or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, toxicity, reproductive toxicity, "TCLP toxicity" or "EP toxicity" or words of similar import under any applicable Environmental Laws or publications promulgated pursuant thereto; (ii) any oil, petroleum, petroleum fraction or petroleum derived substance (excluding, however, gasoline and motor oil contained in motor vehicles for the purpose of operating such vehicles); (iii) any drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal resources; (iv) any flammable substances or explosives (excluding, however, gasoline and motor oil contained in motor vehicles for the purpose of operating such vehicles); (v) any radioactive materials; (vi) asbestos in any form; (vii) urea formaldehyde foam insulation;
(viii) electrical equipment which contains any oil or dielectric fluid containing levels of polychlorinated biphenyls in excess of fifty parts per million; (ix) pesticides; and (x) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any governmental authority or which may or could pose a hazard to the health and safety of the owners, occupants or any Persons in the vicinity of the Facilities. Notwithstanding the foregoing, the term "Hazardous Materials" shall not include (x) standard office supplies or common cleaning supplies used or stored at a Facility in compliance with Environmental Laws and in quantities standard for similar properties, and (y) chemicals, materials or substances, other than the materials described in clauses (iv), (v) (vi), (vii) and (viii) above, which may be present in incidental quantities or amounts as a component, or in a material which is a component, in construction and building materials used or incorporated in the construction of any Facility, or which otherwise may be used in the ordinary course of construction activities at any Facility, if such presence or use is otherwise in compliance with Environmental Laws.









                             Page 52 of 208 pages

          "Indebtedness", as applied to any Person, means (i) all indebtedness for borrowed money, (ii) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money, (iii) any obligation owed for all or any part of the deferred purchase price of property or services, which purchase price is (a) due more than six months from the date of occurrence of the obligation in respect thereof or (b) evidenced by a note or similar written instrument, and (iv) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is nonrecourse to the credit of that Person.

          Notwithstanding anything to the contrary in this Agreement, the term "Indebtedness" will not include (a) amounts payable to officers and directors of the Company and its Subsidiaries pursuant to standard indemnity provisions contained in the Declaration of Trust or Certificate or Articles of Incorporation (as the case may be) and Bylaws of the Company and its Subsidiaries on the date of the Closing, as such may be amended to comply with applicable law, (b) amounts which the Company is obligated to pay to BMC as reimbursement for costs and expenses paid by BMC on behalf of the Company or its Subsidiaries pursuant to the Administrative Services Agreement with respect to the Company, its Subsidiaries or the Facilities, (c) the salary and other compensation payable by the Company to Leonard G. Levine, its president, in an amount and on the terms set forth in the existing employment contract with the Company.

          "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended to the date hereof and from time to time hereafter.

          "Lender" and "Lenders" means the Persons identified as "Lenders" and executing the Term Loan Agreement, together with their successors and permitted assigns pursuant to subsection 8.1 of the Term Loan Agreement.

          "Lien" means any mortgage, pledge, assignment, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest) and any option, trust or other preferential arrangement having the practical effect of any of the foregoing.

          "Loan" means a Loan made by Lenders to the Company pursuant to subsection 2.1A of the Term Loan Agreement in an amount, when added to all other Loans made pursuant thereto to the Company, that shall not exceed Twenty Million and No/100 Dollars ($20,000,000.00).

          "Loan Documents" means the Term Loan Agreement, the Notes and the instruments, documents and agreements executed and delivered pursuant to the foregoing or otherwise executed and delivered in connection with the Loan, all as amended, supplemented or otherwise modified from time to time.



                               Page 53 of 208 pages

          "Margin Stock" has the meaning assigned to that term in Regulation U of the Board of Governors of the Federal Reserve System as in effect from time to time.

          "Material Adverse Effect" means (i) a material adverse effect upon the business, operations, properties, assets or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole or (ii) the impairment of the ability of the Company to perform, or of Agent or Lenders to enforce, the Obligations.

          "Multiemployer Plan" means a "multiemployer plan", as defined in
Section 3(37) of ERISA, to which the Company or any of its ERISA Affiliates is contributing, or ever has contributed, or to which the Company or any of its ERISA Affiliates has, or ever has had, an obligation to contribute.

          "Notes" means the promissory notes of the Company issued pursuant to subsection 2.1B of the Term Loan Agreement on the Closing Date, in each case substantially in the form of Exhibit I annexed thereto with appropriate insertions, as they may be amended, supplemented or otherwise modified from time to time.

          "Notice of Acceptance" shall have the meaning assigned to that term in Section 6.2 of this Agreement.

          "Obligations" means all obligations of every nature of the Company and its respective Subsidiaries from time to time owed to Agent, Lenders or any of them under the Loan Documents, whether for principal, interest, fees, expenses, indemnification or otherwise.

          "Offer" shall have the meaning assigned to that term in Section 6.1 of this Agreement.

          "Offered Securities" shall have the meaning assigned to that term in
Section 6.1 of this Agreement.

          "PBGC" means the Pension Benefit Guaranty Corporation (or any successor thereto).

          "Pension Plan" means any Employee Benefit Plan, other than a Multiemployer Plan, which is subject to Section 412 of the Internal Revenue Code or Section 302 of ERISA.

          "Person" means and includes natural persons, corporations, limited partnerships, general partnerships, joint stock companies, limited liability companies, limited liability partnerships, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and governments and agencies and political subdivisions thereof.


                              Page 54 of 208 pages

          "Plan" means the Company's 1997 Omnibus Stock and Incentive Plan.

          "Preferred Share Amendment" means the amendment of the Company's Declaration of Trust, the purpose of which is to create a class of preferred shares, issuable, among other purposes, upon conversion of the Loans.

          "Preferred Shares" means the preferred shares of beneficial interest of the Company having the rights, preferences and privileges set forth in the Preferred Share Amendment.

          "Purchased Shares" shall have the meaning assigned to that term in
Section 1.1.

          "Purchasers" means those individuals identified on the signature page hereto.

          "Refused Securities" shall have the meaning assigned to that term in
Section 6.3(a) of this Agreement.

          "Registration Rights Agreement" means the Registration Rights Agreement, dated as of the date hereof, between the Company and the Purchasers, in the form set forth in Exhibit 2.2F.

          "Release" means any spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Materials into the indoor or outdoor environment (including, without limitation, the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Materials), or into or out of any Facility, including the movement of any Hazardous Material through the air, soil, surface water, groundwater or property.

          "Restricted Junior Payment" means (i) any dividend or other distribution, direct or indirect, on account of any shares of any class of stock of the Company or any of its Subsidiaries now or hereafter outstanding, except a dividend payable solely in shares of that class of stock to the holders of that class, and except for dividends payable by a wholly-owned corporate Subsidiary to its direct parent, (ii) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares of any class of stock of the Company or any of its Subsidiaries now or hereafter outstanding, (iii) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of stock of the Company or any of its Subsidiaries now or hereafter outstanding, (iv) any distribution or other payment, direct or indirect, on account of any partnership interest in any of the Company's Subsidiaries which is a partnership or joint venture, except for distributions payable by a Subsidiary of the Company which is a partnership or joint venture to its constituent partners which are wholly-owned Subsidiaries of the Company, provided that such distribution or payment is in turn


                                Page 55 of 208 pages
delivered to the Company, and (v) any payment or prepayment of principal of, premium, if any, or interest on, or redemption, purchase, retirement, defeasance (including in-substance or legal defeasance), sinking fund or similar payment with respect to, any Indebtedness.

          "Securities" means any stock, shares, shares of beneficial interest, partnership interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as "securities" or any certificates of interest, shares or participation in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.

          "Securities Act" means the Securities Act of 1933, as amended, or any similar Federal statute, and the rules and regulations of the Securities and Exchange Commission (or of any other Federal agency then administering the Securities Act) thereunder, all as the same shall be in effect at the time.

          "Series A Convertible Preferred Shares" means the convertible preferred shares of beneficial interest of the Company having the rights, preferences and privileges set forth in the Preferred Share Amendment.

          "Shares" means the shares of beneficial interest, no par value, of the Company.

          "Subsidiary" means, with respect to any Person, any corporation, partnership, association, joint venture or other business entity of which 50% or more of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof.

          "Term Loan Agreement" means the Convertible Term Loan Agreement dated as of October 10, 1997, as it may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

          Capitalized terms used herein, but not otherwise defined shall have the meaning assigned to them in the Loan Documents.

          7.2  Accounting Terms.

          All accounting terms not specifically defined herein shall be construed in accordance with GAAP, and all other financial data submitted pursuant to this Agreement shall be prepared and calculated in accordance with such principles.


                                Page 56 of 208 pages

                                 ARTICLE 8

                               MISCELLANEOUS

          8.1 No Waiver; Cumulative Remedies. No failure or delay on the part of a Purchaser in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

          8.2 Amendments, Waivers and Consents. Any provision in this Agreement or the Purchased Shares to the contrary notwithstanding, no changes in or additions to this Agreement or the Purchased Shares may be made, and compliance with any covenant or provision herein or therein set forth may not be omitted or waived, until and unless the Company obtains consent thereto in writing from the Purchasers. Any waiver or consent may be given subject to satisfaction of conditions stated therein and any waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

         8.3 Addresses for Notices, etc. All notices, requests, demands and other communications provided for hereunder shall be in writing (including telegraphic communication) and mailed, by certified or registered mail, or telegraphed or delivered to the applicable party at the addresses indicated below:

          If to the Company:

                    Banyan Strategic Realty Trust
                    150 South Wacker Drive
                    Chicago, Illinois  60606
                    Suite 2900
                    Attention: General Counsel
                    Telephone: 312-553-9800
                    Telecopy:  312-553-0450

          with a copy to:

                    Shefsky & Froelich Ltd.
                    444 North Michigan Avenue
                    Chicago, Illinois  60611
                    Attention: Michael J. Choate, Esq.
                    Telephone: 312-836-4066
                    Telecopy:  312-527-5921




                                Page 57 of 208 pages

          If to the Purchasers:

                    Morgens, Waterfall, Vintiadis & Co., Inc.
                    10 East 50th Street
                    New York, New York 10022
                    Attention:  David A. Ericson

          with a copy to:

                    O'Melveny & Myers LLP
                    400 South Hope Street
                    Los Angeles, California 90071
                    Attention:  Jack B. Hicks III, Esq.

          8.4 Costs, Expenses and Taxes. Whether or not the transactions contemplated hereby shall be consummated, the Company shall pay actual and reasonable cost and expenses in connection with the investigation, preparation, execution and delivery of this Agreement, the Purchased Shares and other instruments and documents to be delivered hereunder and the transactions contemplated hereby and thereby. In addition, the Company shall pay any and all material stamp and other taxes payable or determined to be payable by the Company in connection with the execution and delivery of this Agreement, the Purchased Shares, and other instruments and documents to be delivered hereunder or thereunder, and agrees to save the Purchasers harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omission to pay such taxes and filing fees. In the event of any controversy, claim or dispute among the parties hereto arising out of or relating to this Agreement, or any breach hereof, the prevailing party shall be entitled to recover from the losing party reasonable attorney's fees, expenses and costs.

          8.5 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and the Purchasers and their respective successors and assigns, except that the Company shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of the Purchasers obtained in accordance with Section 8.2 hereof and, subject to the following limitations, the rights and interests of the Purchasers shall be assignable without the consent of the Company to any assignee. A Purchaser may assign its rights hereunder only in connection with a transfer of the Shares purchased from the Company pursuant to this Agreement, and only in accordance with the Securities Act, applicable state securities laws or an exemption therefrom, and in reliance on an opinion of counsel. A Purchaser shall not assign its rights under this Agreement or Registration Rights Agreements attached hereto as exhibits with respect to less than 25% of the Purchased Shares in any one assignment (meaning that no more than four (4) Persons may exercise rights under this and the foregoing agreements).





                             Page 58 of 208 pages

          8.6 Survival of Representations and Warranties. All representations and warranties made in this Agreement, the Purchased Shares, or any other instrument or document delivered in connection herewith or therewith, shall survive the execution and delivery hereof or thereof for a period of two (2) years from the Closing Date.

          8.7 Prior Agreements. This Agreement constitutes the entire agreement between the parties and supersedes any prior understandings or agreements concerning the subject matter hereof.

          8.8 Severability. The invalidity or unenforceability of any provision hereto shall in no way affect the validity or enforceability of any other provision.

          8.9 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

          8.10 Headings. Article, Section and subsection headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

          8.11 Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any of the parties hereto may execute this Agreement by signing any such counterpart.

          8.12 Further Assurances. From and after the date of this Agreement, upon the reasonable request of a Purchaser or the Company and each Subsidiary, the other parties shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement and the Shares.

                    (Remainder of page intentionally left blank)

















                                Page 59 of 208 pages

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.



          COMPANY: BANYAN STRATEGIC REALTY TRUST,
                    a Massachusetts business trust

                         s/Leonard G. Levine
                    By: ______________________________
                    Printed Name:
                    Title:


                    Notice Address:

                    150 South Wacker Drive
                    Chicago, Illinois  60606
                    Suite 2900
                    Attention: General Counsel
                    Telephone: 312-553-9800
                    Telecopy:  312-553-0450

                    With a copy to:

                    Shefsky & Froelich Ltd.
                    444 North Michigan Avenue
                    Chicago, Illinois  60611
                    Attention: Michael J. Choate, Esq.
                    Telephone: 312-836-4066
                    Telecopy:  312-527-5921


                    [SIGNATURES CONTINUED ON NEXT PAGE]















                                Page 60 of 208 pages

PURCHASERS:

          RESTART PARTNERS, L.P.,
          a Delaware limited partnership

          By:  PRIME GROUP L.P.,
          a Delaware limited partnership,
          its General Partner

          By:  PRIME GROUP, INC.,
               a Delaware corporation,
               its General Partner

               By: David A. Ericson
                   (whose signature appears below),
                   Authorized Agent

               Purchased Shares:  418,768



               [SIGNATURES CONTINUED ON NEXT PAGE]





























                                Page 61 of 208 pages

               RESTART PARTNERS II, L.P.,
               a Delaware limited partnership

               By:  PRIME GROUP II, L.P.,
                    a Delaware limited partnership,
                    its General Partner

                    By:  PRIME GROUP, INC.,
                         a Delaware corporation,
                         its General Partner

                    By:  David A. Ericson
                         (whose signature appears below),
                         Authorized Agent

               Purchased Shares:  692,830


               RESTART PARTNERS III, L.P.,
               a Delaware limited partnership

               By:  PRIME GROUP III, L.P.,
                    a Delaware limited partnership,
                    its General Partner

               By:  PRIME GROUP, INC.,
                    a Delaware corporation,
                    its General Partner

                    By:  David A. Ericson
                         (whose signature appears below),
                         Authorized Agent

               Purchased Shares:  482,350


               [SIGNATURES CONTINUED ON NEXT PAGE]













                                Page 62 of 208 pages

               RESTART PARTNERS IV, L.P.,
               a Delaware limited partnership

               By:  PRIME GROUP IV, L.P.,
                    a Delaware limited partnership,
                    its General Partner

               By:  PRIME GROUP, INC.,
                    a Delaware corporation,
                    its General Partner

                    By: David A. Ericson
                        (whose signature appears below),
                        Authorized Agent

               Purchased Shares:  304,758


               RESTART PARTNERS V, L.P.,
               a Delaware limited partnership

               By:  PRIME GROUP V, L.P.,
                    a Delaware limited partnership,
                    its General Partner

                    By:  PRIME GROUP INC.,
                         a Delaware corporation,
                         its General Partner

                         By:  David A. Ericson
                              (whose signature appears below),
                              Authorized Agent

               Purchased Shares:  100,855



               [SIGNATURES CONTINUED ON NEXT PAGE]












                              Page 63 of 208 pages

               ENDOWMENT RESTART, LLC,
               a Delaware limited liability company

               By:  ENDOWMENT PRIME, LLC,
                    a Delaware limited liability company,
                    its General Partner

                    By:  David A. Ericson
                         (whose signature appears below),
                         Authorized Agent

               Purchased Shares:  109,625


               MORGENS WATERFALL INCOME PARTNERS, L.P.
               a New York limited partnership

               By:  MW CAPITAL, LLC
                    a Delaware limited liability company
                    its General Partner

                    By:  David A. Ericson
                         (whose signature appears below),
                         Authorized Agent

               Purchased Shares:  83,315


               S/David A. Ericson
               _____________________________________
               David A. Ericson,
               for the entities and in the capacities described above

               [SIGNATURES CONTINUED ON NEXT PAGE]















                                Page 64 of 208 pages

               Notice Address:

               Morgens, Waterfall, Vintiadis & Company, Inc.
               10 East 50th Street
               New York, New York  10022
               Attention:  Mr. David A. Ericson
               Telephone: 212-705-0533
               Telecopy:  212-838-5540

               With a copy to:

               O'Melveny & Myers LLP
               400 South Hope Street
               Los Angeles, California 90071-2899
               Attention: Jack B. Hicks III, Esq.
               Telephone: 213-669-7263
               Telecopy:  213-669-6407
































                                 Page 65 of 208 pages

EXHIBIT 4

                    REGISTRATION RIGHTS AGREEMENT


          This Registration Rights Agreement (this "Agreement") is made and entered into as of October 10, 1997, between Banyan Strategic Realty Trust, a Massachusetts business trust (together with all of its successors, by merger or otherwise, the "Company"), and the purchasers listed on the signature pages hereto (the "Purchasers"; individually referred to as a "Purchaser").

                               RECITALS

          WHEREAS, the Company has entered into a Share Purchase Agreement, dated as of October 10, 1997 (the "Share Purchase Agreement"; all capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Share Purchase Agreement), by and among the Company and the Purchasers;

          WHEREAS, the Purchasers are or will be holders of the Company's convertible notes (issued pursuant to a Convertible Term Loan Agreement dated as of October 10, 1997, the "Term Loan Agreement") which according to the terms thereof may be converted into Series A Convertible Preferred Shares, to be created by the Company in connection with the Amendment to Declaration of Trust (as such term is defined in the Term Loan Agreement), which shares are in turn, convertible into Common Shares. (Such Series A Convertible Preferred Shares and Common Shares being referred to collectively as the "New Shares").

          WHEREAS, pursuant to the Share Purchase Agreement the Company has agreed to issue to the Purchasers on the Closing Date 2,192,501 shares of Beneficial Interests, no par value, of the Company (the "Initial Shares" and, together with the New Shares, the "Purchased Shares");

          WHEREAS, the Purchased Shares have not been registered under the Securities Act and are subject to restrictions on resale or other disposition;

          WHEREAS, the Company desires to grant on behalf of itself and all successors, and the Purchasers desire to accept, the registration rights set forth in this Agreement in respect of the Registrable Shares, as defined herein; and

          WHEREAS, execution and delivery of this Agreement by the parties hereto is a condition precedent to the closing of the Share Purchase Agreement.

                              AGREEMENT

          NOW, THEREFORE, in consideration of the mutual promises contained herein and intending to be legally bound the parties agree as follows:

          SECTION 1.  Definitions.


                               Page 66 of 208 pages

          As used in this Agreement, the following terms shall have the following respective meanings:

          "Holder" means the Purchasers and any transferee or assignee as permitted under Section 7 hereof.

          "Registrable Shares" means the Purchased Shares issued to the Holders, including any securities issued in respect thereof pursuant to a stock dividend, stock split, recapitalization or similar event. As to any particular Registrable Shares, once issued such securities shall cease to be Registrable Shares when (A) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, or (B) such securities shall have been sold in accordance with Rule 144 (or any successor provision) under the Securities Act.

          The terms "register," "registered" and "registration" refer to the preparation and filing with the SEC of a registration statement or similar document in compliance with the Securities Act and the declaration or ordering of the effectiveness of such registration statement or document.

          "Registration Expenses" means all expenses, except Selling Expenses, incurred by the Company and the Holders while complying with Section 2 of this Agreement. Registration Expenses shall include, without limitation, all registration and filing fees and other qualification fees, blue sky fees, printing expenses and fees and disbursements of the Company's and the Holders' accountants and legal counsel incurred in any registration pursuant to Section 2.

          "SEC" means the United States Securities and Exchange Commission or any successor agency.

          "Securities Act" means the Securities Act of 1933, as amended from time to time, and any successor statute.

          "Selling Expenses" means all underwriting discounts, selling commissions and stock transfer taxes relating to any Holder's registered securities.

          SECTION 2.  Registration.

          (a) Piggybank Registration Statement. If the Company proposes to register any equity securities (or securities convertible into or exchangeable for equity securities), whether or not for sale for its own account (other than a registration relating to the sale of securities to participants in a dividend reinvestment plan, a registration on Form S-4 relating to a business combination or similar transaction permitted to be registered on such Form S-4, a registration on Form S-8 relating to the sale of securities to participants in a stock or employee benefit plan and registrations pursuant to


                                Page 67 of 208 pages

Section 2(b) of this Agreement) the Company will give written notice to all Holders of the Company's intention to effect such a registration and include in such registration all Registrable Shares with respect to which the Company has received written notice from a Holder for inclusion therein within 30 days after the date of the Company's notice (in such capacity such Holder a "Requesting Holder"); provided, however, that:

               (i) if, at any time after giving written notice of its intention to register any securities and, prior to the effective date of the Registration Statement filed in connection with such registration, the Company shall determine for any reason not to register such securities, the Company may, at its election, give written notice of such determination to each Holder requesting inclusion therein, and, thereupon, the Company shall be relieved of its obligation to register any Registrable Shares in connection with such withdrawn or unfiled registration (but not of its obligation to pay the Registration Expenses in connection therewith pursuant to
          Section 3 hereto); and

             (ii) if such registration shall be in connection with an underwritten public offering and the underwriter or managing underwriter, as the case may be, shall advise the Company that in its opinion the number of shares requested to be included in such registration or offering exceeds the number of such securities which can be sold in such offering, the amount to be registered shall be allocated pro rata among the Company and among the Requesting Holders desiring to participate in such registration and the other holders of the Company's securities requested to be included in such registration, based on the numbers of shares initially proposed to be included by the Company and/or such holders; provided, however, that if such underwritten public offering is (x) the first to occur after the date hereof and (y) completed prior to March 31, 1999, then the amount to be registered shall be allocated first to the Company, second pro rata among the Requesting Holders desiring to participate in such registration, based on the numbers of shares initially proposed to be included by such Requesting Holders, and then pro rata among the other holders of the Company's securities requested to be included in such registration, based on the numbers of shares initially proposed to be included by such holders; and

              (iii) if any registration pursuant to this Section 2(a) is an underwritten public offering:

                    (A) the Requesting Holders shall not have the right to select the managing underwriter to administer such offering; and




                                Page 68 of 208 pages

                    (B) the Requesting Holders agree to enter into customary agreements (including, if requested, an underwriting agreement), and take such other customary actions in connection therewith as the Company or the underwriter(s) shall reasonably request in order to consummate such registration.

          (b) Demand Registration Statement. The Holder(s) of Registrable Shares having an estimated offering price of $2.5 million or more (the "Requisite Holders") may at any time, by delivery of written notice to the Company, request that the Company register the offer and sale of all or a portion of the Registrable Shares held by such Holders under the Securities Act and register or qualify under applicable securities laws, and, subject to the provisions of this Agreement, the Company shall effect such demand registration promptly; provided, however, that the Company shall have no obligation under this Section 2(b) if the sale of the Registrable Shares by the Holders is then covered under any other registration statement (including, pursuant to Section 2(a) hereof) that includes such shares on a continuing basis.

          Each notice to the Company delivered pursuant to the preceding paragraph shall set forth (i) the names of the Requisite Holders requesting registration ("Demanding Holders") and the number of shares to be sold by each and (ii) the proposed manner of sale. Within ten (10) days after receipt of notice from the Demanding Holders, the Company shall notify all Holders who are not Demanding Holders and offer to them the opportunity to include their shares in such registration. Each such Holder shall have 20 days following delivery of such notice to elect, by notice to the Company, to have such Holder's Registrable Shares included in such registration. The maximum number of such demands under this Section 2(b) shall be two (2). A demand registration will not count as a demand registration hereunder unless it is declared effective by the SEC and remains effective for at least ninety (90) days or such shorter period which shall terminate when all of the Registrable Shares covered by such demand registration have been sold pursuant to such demand registration; provided, however, that in the event a registration statement is withdrawn at the request of the Demanding Holders, such Demanding Holders will forfeit the demand registration rights granted pursuant to this
Section 2(b). These rights are in addition to, and shall not limit, the registration rights of the Holders of Registrable Shares granted pursuant to
Section 2(a) hereunder. Except as expressly provided in this Section 2(b), no holder of Company securities shall be entitled to participate in a registration under this Section 2(b).








                                Page 69 of 208 pages

          If the managing underwriter of an underwritten offering under this
Section 2(b) advises the Company in writing that in its opinion the number of shares requested to be included in such registration exceeds the number which can be sold in such offering, the Company will include in such registration only the number of shares which in the opinion of such underwriter can be sold. If the number of shares which can be sold is less than the number of shares proposed to be registered, the amount to be so registered shall be allocated pro rata among the Holders of Registrable Shares desiring to participate in such registration.

          If any of the Registrable Shares covered by a demand registration are to be sold in an underwritten offering, the Demanding Holders shall have the right to select the managing underwriter(s) to administer the offering, subject to the approval of the Holders of a majority in interest of the Registrable Shares to be included therein, which approvals shall not be unreasonably withheld.

          (c) Notice of Effectiveness. Upon declaration of effectiveness by the SEC of a registration statement filed pursuant to this Agreement, the Company shall give written notice thereof to each Holder whose Registrable Shares are included in such registration statement.

          (d) Blackout Periods. Following the effective date of any registration statement filed pursuant to this Section 2, the Company shall be entitled, from time to time, to notify the Holders to discontinue offers or sales of securities pursuant to such registration statement for Registrable Shares for the period of time stated in such notice, up to a maximum of one hundred eighty (180) consecutive days (such notice being a "Blackout Notice"), if the Company determines, in its reasonable business judgment, that the disclosure required in connection with such offers and sales would materially damage the prospects for successfully completing an acquisition, corporate reorganization, securities offering or other voluntary transaction undertaken by the Company (which the Company would not be required to disclose at such time other than in connection with the Purchasers' registration statement) that is material to the Company and its subsidiaries taken as a whole. Such notice shall be signed by an authorized officer of the Company and shall certify such determination. Each Holder agrees that upon receipt of a Blackout Notice such Holder shall discontinue offers or sales of Registrable Shares pursuant to any such registration statement for the period of time stated in the Blackout Notice (up to a maximum of one hundred eighty (180) consecutive days) and the time period set forth in subsection 2(e) shall be tolled during such period. The Company shall not cause more than 180 days within any period of 360 consecutive days to be subjected to Blackout Notices and shall use its best commercially reasonable efforts to minimize the period of time subjected to Blackout Notices.





                              Page 70 of 208 pages

          (e) Effectiveness of Registration Statements. the Company shall cause any registration statement filed pursuant to this Section 2 to remain effective for at least ninety (90) days after it is declared or ordered effective or until the Holders have completed the distribution described therein, whichever first occurs.

          SECTION 3.  Expenses of Registration.

          The Company shall bear the Registration Expenses arising out of all registrations hereunder; provided, however, that all Selling Expenses relating to the securities of any Holder whose Purchased Shares are included in such registration (the "Participating Holder") shall be borne by the Participating Holder and the Company shall have no liability therefor.

          SECTION 4.  Registration Procedures.

          For each registration, qualification or compliance carried out by the Company pursuant to this Agreement, the Company shall give each Holder written notice of the initiation of such registration, qualification or compliance and the Company will:

          (a) provide to each Holder participating in such registration a reasonable number of copies, without charge, of the registration statement, preliminary prospectus, final prospectus and any other documents as may reasonably be necessary to facilitate a public offering;

          (b) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during the effectiveness of such registration statement;

          (c) use its best efforts to register or qualify all securities covered by such registration statement under such securities or blue sky laws of such jurisdiction as each Holder shall reasonably request, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, or to subject itself to taxation in any such jurisdiction or to consent generally to service of process in any such jurisdiction; and

          (d) immediately notify each Holder of Purchased Shares covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances


                              Page 71 of 208 pages
then existing, and at the request of any such Holder prepare and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Purchased Shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing.

          SECTION 5.  Information by Holder.

          Each Holder of Registrable Shares participating in any registration shall provide the Company, when requested, with written information regarding itself, its ownership of securities of the Company, the distribution proposed by such Holder and such other information as may be legally required in connection with such registration. Such writing shall expressly state that it is being furnished to the Company for use in the preparation of a registration statement, preliminary prospectus, supplementary prospectus, final prospectus or amendment or supplement thereto, as the case may be. Each Holder agrees, by its acceptance of the benefits provided to it hereunder, to furnish promptly to the Company all information required to be disclosed in order to make any previously furnished information not misleading.

          SECTION 6.  Indemnification.

          (a) The Company will indemnify each Holder of Purchased Shares covered by any such registration statement, its officers, directors and partners and each person who controls such Holder within the meaning of
Section 15 of the Securities Act against all expenses, claims, losses, damages and liabilities (or actions in respect thereof), including without limitation any of the foregoing incurred in the defense and settlement of any litigation,
(i) arising out of or based upon any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, preliminary prospectus, prospectus or documents incorporated by reference therein, or based upon any omission (or alleged omission) of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) incurred or arising out of any violation by the Company of the Securities Act or any rule or regulation promulgated under the Securities Act; provided, however, that the Company will not be under an obligation to indemnify any Holder if any of the foregoing are made in reliance upon information furnished to the Company by such Holder in writing expressly for inclusion in such registration statement.








                              Page 72 of 208 pages

          (b) Each Holder participating in a registration pursuant to this Agreement will indemnify the Company, its directors and officers, each person who controls the Company within the meaning of Section 15 of the Securities Act, and each other Holder and each of its officers and directors and each person controlling such Holder within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses, damages and liabilities incurred (or actions in respect thereof) arising out of any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement or based upon any omission (or alleged omission) of a material fact required to be stated therein or necessary to make the statements therein not misleading to the extent made in reliance upon information furnished to the Company by such Holder in writing expressly for inclusion in such registration statement.

          (c) Each party entitled to indemnification under this Section 6 ("Indemnified Party") shall give prompt notice to the party required to provide indemnification ("Indemnifying Party") as soon as the Indemnified Party has actual knowledge of any claim for which indemnity may be sought, and shall permit Indemnifying Party to assume and control the defense of any such claim or any litigation resulting therefrom, provided that Indemnified Party will have the right to select counsel, subject to the approval of the Indemnifying Party (whose approval shall not be unreasonably withheld), to defend such claim or litigation, and provided further that Indemnified Party may participate in such defense at Indemnified Party's expense. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, consent to the entry of any judgment or enter into any settlement which (i) provides for any remedy other than the prompt payment of damages (and expenses) by the Indemnifying Party, without the admission of wrongdoing on the part of the Indemnified Party and (ii) does not include an unconditional provision releasing Indemnified Party from all liability in respect of such claim or litigation. The failure of any Indemnified Party to give notice of a claim subject to indemnification shall not relieve Indemnifying Party of its obligations under this Agreement except to the extent the failure to give such notice is materially prejudicial to Indemnifying Party's ability to defend such claim. Notwithstanding anything to the contrary in this paragraph, the Indemnifying Party shall not have the right to assume the defense for matters as to which there is a conflict of interest with, or separate and different defenses available to, the Indemnified Party. In defending such a claim the Indemnified Party shall conduct the defense and settlement thereof, but the expenses, fees and disbursements therefore shall be promptly paid by the Indemnifying Party.

          (d) If the indemnification provided for in this Section 6 is unavailable to or unenforceable by the Company or the Holders (or their controlling persons) in respect of any expenses, claims, losses, damages, and liabilities referred to herein, then each such Indemnifying Party, in lieu of




                               Page 73 of 208 pages
indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such expenses, claims, losses, damages and liabilities in such proportions as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Parties in connection with the actions or inactions which resulted in such expenses, claims, losses, damages, and liabilities, as well as any other relevant equitable considerations (including the relative fault and indemnification or contribution obligations of other relevant parties). The relative fault of the Indemnifying Party on the one hand and of the Indemnified Parties on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party, and by such party's relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

          The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

          (e) The obligations of the Company and Holders under this Section 6 shall survive the completion of any offering of Registrable Shares in a registration statement under this Agreement, and otherwise.

          SECTION 7.  Transfer of Registration Rights.

          Any Holder's rights under this Agreement may be assigned or transferred (in whole or in part) to any party who is or becomes a holder of Registrable Shares.

          SECTION 8.  Amendment of Registration Rights.

          Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Holders of a majority of the Registrable Shares then outstanding. Any amendment or waiver effected in accordance with this Section 8 shall be binding upon each Holder, each transferee or assignee of Holder pursuant to
Section 7 of this Agreement.

          SECTION 9.  Termination of Registration Rights.

          No Holder shall be entitled to exercise any right provided for in
Section 2 of this Agreement after the tenth anniversary of the date hereof.


                               Page 74 of 208 pages

          SECTION 10.  Notices.

          All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made (i) when delivered personally or by telecopier, (ii) if to a party in the same country as the mailing party, when mailed first class registered or certified mail, postage prepaid, or (iii) if to a party in a different country from the sending party, on the second day following deposit with a reputable commercial air courier, charges prepaid, to each respective party as shown below:

          (a) If to the holders of Registrable Shares, to the addresses shown on the signature page(s) hereto (or as otherwise instructed in writing from time to time), with a copy to:

               O'Melveny & Myers LLP
               400 South Hope Street
               Los Angeles, California 90071
               Attention: Jack B Hicks III, Esq.
               Telecopier: (213) 669-6407

          (b)  If to the Company to:

               Banyan Strategic Realty Trust
               150 South Wacker Drive
               Chicago, Illinois 60606
               Attention: General Counsel
               Telecopier: (312) 553-0450

          with a copy to:

               Shefsky & Froelich Ltd.
               444 North Michigan Avenue
               Chicago, Illinois 60611
               Attention: Michael J. Choate, Esq.
               Telecopier: (312) 527-5921

          SECTION 11.  Parties in Interest.

          This Agreement shall be binding upon and inure to the benefit of each party, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement is intended to relieve or discharge the obligation of any third person to any party to this Agreement.






                               Page 75 of 208 pages

          SECTION 12.  Counterparts.

          This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

          SECTION 13.  Headings.

          The headings in this Agreement are for convenience only and shall not limit or otherwise affect the meaning hereof.

          SECTION 14.  Governing Law; Jurisdiction.

          This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflict of law.

          Each party hereby irrevocably submits to and accepts for itself and its properties, generally and unconditionally, the exclusive jurisdiction of and service of process pursuant to the laws of the State of New York and the rules of its courts, waives any defense of forum non conveniens and agrees to be bound by any judgment rendered thereby arising under or out of in respect of or in connection with this Agreement or any related document or obligation. Each party further irrevocably designates and appoints the individual identified in or pursuant to Section 10 hereof to receive notices (not copies) on its behalf, as its agent to receive on its behalf service of all process in any such action before any body, such service being hereby acknowledged to be effective and binding service in every respect. A copy of any such process so served shall be mailed by registered mail to each party at its address provided in Section 10; provided that, unless otherwise provided by applicable law, any failure to mail such copy shall not affect the validity of the service of such process. If any agent so appointed refuses to accept service, the designating party hereby agrees that service of process sufficient for personal jurisdiction in any action against it in the applicable jurisdiction may be made by registered or certified mail, return receipt requested, to its address provided in Section 10. Each party hereby acknowledges that such service shall be effective and binding in every respect. Nothing herein shall affect the right to serve process in any other manner permitted by law.

          SECTION 15.  Severability.

          In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.



                               Page 76 of 208 pages

          SECTION 16.  Entire Agreement.

          This Agreement contains the entire understanding of the parties with respect to the subject matter of this Agreement.













































                                 Page 77 of 208 pages

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


          COMPANY:  BANYAN STRATEGIC REALTY TRUST,
                    a Massachusetts business trust

                        S/Leonard G. Levine
                    By:_____________________________________
                    Printed Name:
                    Title:





                              [SIGNATURES CONTINUED ON NEXT PAGE]

































                             Page 78 of 208 pages

PURCHASERS:

                    RESTART PARTNERS, L.P.,
                    a Delaware limited partnership

                    By:  PRIME GROUP L.P.,
                         a Delaware limited partnership,
                         its General Partner

                    By:  PRIME GROUP, INC.,
                         a Delaware corporation,
                         its General Partner

                    By:  David A. Ericson
                         (whose signature appears below),
                         Authorized Agent




                    [SIGNATURES CONTINUED ON NEXT PAGE]





























                              Page 79 of 208 pages

                    RESTART PARTNERS II, L.P.,
                    a Delaware limited partnership

                    By:  PRIME GROUP II, L.P.,
                         a Delaware limited partnership,
                         its General Partner

                    By:  PRIME GROUP, INC.,
                         a Delaware corporation,
                         its General Partner

                            By:  David A. Ericson
                                (whose signature appears below),
                                Authorized Agent



               RESTART PARTNERS III, L.P.,
               a Delaware limited partnership

               By:  PRIME GROUP III, L.P.,
                    a Delaware limited partnership,
                    its General Partner

                       By:  PRIME GROUP, INC.,
                            a Delaware corporation,
                            its General Partner

                              By:  David A. Ericson
                                   (whose signature appears below),
                                   Authorized Agent



                  [SIGNATURES CONTINUED ON NEXT PAGE]















                                Page 80 of 208 pages

                    RESTART PARTNERS IV, L.P.,
                    a Delaware limited partnership

                    By:  PRIME GROUP IV, L.P.,
                         a Delaware limited partnership,
                         its General Partner

                            By:  PRIME GROUP, INC.,
                                 a Delaware corporation,
                                 its General Partner

                                    By:  David A. Ericson
                                         (whose signature appears below),
                                         Authorized Agent



                    RESTART PARTNERS V, L.P.,
                    a Delaware limited partnership

                    By:  PRIME GROUP V, L.P.,
                         a Delaware limited partnership,
                         its General Partner

                            By:  PRIME GROUP INC.,
                                 a Delaware corporation,
                                 its General Partner

                                    By:   David A. Ericson
                                          (whose signature appears below),
                                          Authorized Agent




               [SIGNATURES CONTINUED ON NEXT PAGE]














                              Page 81 of 208 pages

               ENDOWMENT RESTART, LLC,
               a Delaware limited liability company

               By:  ENDOWMENT PRIME, LLC,
                    a Delaware limited liability company,
                    its General Partner

                    By:  David A. Ericson
                         (whose signature appears below),
                         Authorized Agent



               MORGENS WATERFALL INCOME PARTNERS, L.P.
               a New York limited partnership

               By:  MW CAPITAL, LLC
                    a Delaware limited liability company
                    its General Partner

                       By:  David A. Ericson
                            (whose signature appears below),
                            Authorized Agent



               S/David A. Ericson
               ___________________________________
               David A. Ericson,
               for the entities and in the capacities described above

               [SIGNATURES CONTINUED ON NEXT PAGE]



















                                Page 82 of 208 pages

               Notice Address for all Purchasers:

                    Morgens, Waterfall, Vintiadis & Company, Inc.
                    10 East 50th Street
                    New York, New York 10022
                    Attention:  Mr. David A. Ericson
                                and
                                General Counsel










































                                Page 83 of 208 pages

                                                                Exhibit 5









                         CONVERTIBLE TERM LOAN AGREEMENT


                          DATED AS OF OCTOBER 10, 1997


                                    AMONG


                         BANYAN STRATEGIC REALTY TRUST,
                                as Borrower,

                                    and

                          THE LENDERS LISTED HEREIN,
                                 as Lenders




















                                  Page 84 of 208 pages

                      BANYAN STRATEGIC REALTY TRUST

                     CONVERTIBLE TERM LOAN AGREEMENT

                           TABLE OF CONTENTS

                                                                          Page

Section 1.     DEFINITIONS................................................

               1.1   Certain Defined Terms................................
               1.2   Accounting Terms; Utilization of GAAP for Purposes of
                     Calculations Under Agreement.........................
               1.3   Other Definitional Provisions.......................

Section 2.     AMOUNT AND TERMS OF LOANS.................................
               2.1   Making of Loans; Notes..............................
               2.2   Interest on the Loans...............................
               2.3   Loan Fees...........................................
               2.4   Principal Payments; Prepayment; General Provisions
                     Regarding Payments..................................
               2.5   Use of Loan Proceeds................................
               2.6   No Deductions.......................................

Section 3.     CONDITIONS TO LOAN........................................
               3.1   Delivery of Documents on Closing Date...............
               3.2   Satisfaction of Conditions and Delivery of Documents on
                     any Funding Date....................................

Section 4.     COMPANY'S REPRESENTATIONS AND WARRANTIES..................
               4.1   Organization, Powers, Qualification, Good Standing,
                     Business and Subsidiaries...........................
               4.2   Authorization of Borrowing, etc.....................
               4.3   Financial Condition.................................
               4.4   No Material Adverse Effect; No Restricted Junior
                     Payments............................................
               4.5   Title to Properties; Liens..........................
               4.6   Litigation; Adverse Facts...........................
               4.7   Payment of Taxes....................................
               4.8   Performance of Agreements; Materially Adverse
                     Agreements..........................................
               4.9   Governmental Regulation.............................
               4.10  Securities Activities...............................
               4.11  Employee Benefit Plans..............................
               4.12  Certain Fees........................................
               4.13  Environmental Protection............................
               4.14  Employee Matters....................................
               4.15  Insurance...........................................
               4.16  Disclosure..........................................
               4.17  REIT Status.........................................
               4.18  Registration Rights.................................

                                    Page 85 of 208 pages

               4.19  Shareholder Agreements..............................
               4.20  Status of Advisor under Declaration of Trust........

Section 5.     COMPANY'S AFFIRMATIVE COVENANTS...........................
               5.1   Financial Statements and Other Reports..............
               5.2   Corporate and Partnership Existence, etc.; Status as
                     Real Estate Investment Trust........................
               5.3   Payment of Taxes and Claims; Tax Consolidation......
               5.4   Maintenance and Development of Properties;
                     Insurance...........................................
               5.5   Inspection; Lender Meetings.........................
               5.6   Compliance with Laws, etc...........................
               5.7   Environmental Disclosure............................
               5.8   Company's Remedial Action Regarding Hazardous
                     Materials...........................................
               5.9   Further Assurances..................................
               5.10  Shareholder Approvals...............................
               5.11  Declaration of Trust and Capital Structure of
                     Company.............................................

Section 6.     COMPANY'S NEGATIVE COVENANTS..............................
               6.1   Indebtedness........................................
               6.2   Liens and Related Matters...........................
               6.3   Investments.........................................
               6.4   Contingent Obligations..............................
               6.5   Restricted Junior Payments..........................
               6.6   Financial Covenants.................................
               6.7   Restriction on Fundamental Changes; Asset Sales and
                     Acquisitions........................................
               6.8   Capital Expenditures and Tenant Improvements........
               6.9   Restriction on Leases and Sale-Leasebacks
               6.10  Fiscal Year.........................................
               6.11  Transactions with Shareholders and Affiliates.......
               6.12  Disposal of Subsidiary Stock........................
               6.13  Conduct of Business.................................

Section 7.     EVENTS OF DEFAULT.........................................
               7.1   Failure to Make Payments When Due...................
               7.2   Default in Other Agreements.........................
               7.3   Breach of Certain Covenants.........................
               7.4   Breach of Warranty; Unqualified Financial
                     Statement...........................................
               7.5   Other Defaults Under Loan Documents.................
               7.6   Involuntary Bankruptcy; Appointment of
                     Receiver, etc.......................................
               7.7   Voluntary Bankruptcy; Appointment of
                     Receiver, etc...............................
               7.8   Judgments and Attachments
               7.9   Dissolution
               7.10  Employee Benefit Plans
               7.11  Change in Control

                                    Page 86 of 208 pages

Section 8.     MISCELLANEOUS
               8.1   Assignments and Participation in Loans
               8.2   Expenses
               8.3   Indemnity
               8.4   Set-Off
               8.5   Amendments and Waivers
               8.6   Independence of Covenants
               8.7   Notices
               8.8   Survival of Representations, Warranties and Agreements
               8.9   Failure or Indulgence Not Waiver; Remedies Cumulative
               8.10  Marshalling; Payments Set Aside
               8.11  Severability
               8.12  Headings
               8.13  Applicable Law
               8.14  Successors and Assigns
               8.15  Consent to Jurisdiction and Service of Process
               8.16  Waiver of Jury Trial
               8.17  Confidentiality
               8.18  Counterparts; Effectiveness
               8.20  Entire Agreement
               8.21  Obligations Several; Independent Nature of Lenders'
                     Rights
               8.22  Lender Representations

Section 9.     CONVERSION OF LOANS
               9.1   Conversion
               9.2   Issuance of Preferred Shares or Common Shares on
                     Conversion
               9.3   No Adjustment of Conversion Price for Preferred Shares
               9.4   Adjustment of Conversion Rate
               9.5   No Fractional Shares
               9.6   Covenant to Reserve Shares
               9.7   Compliance with Legal and Governmental Requirements
               9.8   Payment of Taxes
               9.9   Notice of Certain Events
               9.10  Purchase of Shares

Section 10.    AGENT
               10.1  Appointment
               10.2  Powers; General Immunity
               10.3  Right to Indemnity
               10.4  Successor Agent

                     Signature pages                                       S-1

                                    Page 87 of 208 pages

                                   EXHIBITS

I     FORM OF NOTE
II    FORM OF COMPLIANCE CERTIFICATE
III   FORM OF OPINION OF COMPANY COUNSEL
IV    FORM OF AMENDMENT TO DECLARATION OF TRUST REGARDING PREFERRED SHARES
V     FORM OF NOTICE OF BORROWING
VI    FORM OF GUARANTY



                                  SCHEDULES

4.1     SUBSIDIARIES OF COMPANY
4.5     DESCRIPTION OF THE FACILITIES
4.6     LITIGATION
4.13    ENVIRONMENTAL MATTERS
4.15    INSURANCE
6.1     EXISTING INDEBTEDNESS
6.2     EXISTING LIENS
6.4     CERTAIN EXISTING CONTINGENT OBLIGATIONS
































                                    Page 88 of 208 pages

                          BANYAN STRATEGIC REALTY TRUST

                         CONVERTIBLE TERM LOAN AGREEMENT


          This CONVERTIBLE TERM LOAN AGREEMENT is dated as of October 10, 1997 and entered into by and among BANYAN STRATEGIC REALTY TRUST, a Massachusetts business trust ("Company"), and THE ENTITIES LISTED ON THE SIGNATURE PAGES HEREOF (each individually referred to herein as a "Lender" and collectively as "Lenders").

                               R E C I T A L S:

          A. Company is desirous of obtaining loans and, subject to and upon the terms and conditions contained herein, Lenders are willing to make loans to Company, to provide financing for acquisition of new properties.

          B. The loan proceeds will be used by Company for, among other things, distribution to Funded Subsidiaries (as defined below) of Company for the acquisition of certain properties; therefore, such Funded Subsidiaries will benefit from the loans made to Company under this Agreement.
Accordingly, such Funded Subsidiaries of Company will guaranty portions of the obligations of Company under this Agreement.

          C. Lenders have agreed to acquire Common Shares (defined below) on the terms set forth in the Share Purchase Agreement (defined below).

          NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, Company and Lenders agree as follows:

Section 1.     DEFINITIONS

1.1     Certain Defined Terms.

          The following terms used in this Agreement shall have the following meanings:

          "Administrative Services Agreement" means that certain
Administrative Services Agreement dated as of February 27, 1994, between Company and BMC, as the same may be amended, supplemented or otherwise modified from time to time as permitted by this Agreement.

          "Acquisition Price" means all amounts paid to a seller and the amount of all Indebtedness assumed or created, in connection with the acquisition of a Facility, and reasonable and ordinary costs related thereto, including without limitation, capital improvements, due diligence expenses paid to third parties, title and closing costs and legal and accounting fees.

                                    Page 89 of 208 pages

          "Affiliate", as applied to any Person, means any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise. For purposes of this Agreement, BMC will not be considered an Affiliate of Company.

          "Agent" means Morgens, Waterfall, Vintiadis & Company, Inc. or any successor agent appointed by Requisite Lenders.

          "Agreement" means this Convertible Term Loan Agreement dated as of October 10, 1997, as it may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

          "Amended Declaration of Trust" means Company's Declaration of Trust, as amended following Shareholder Approval.

          "Bankruptcy Code" means Title 11 of the United States Code entitled "Bankruptcy", as now and hereafter in effect, or any successor statute.

          "BMC" means Banyan Management Corp., an Illinois corporation.

          "Business Day" means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in such state are authorized or required by law or other governmental action to close.

          "Cash Equivalents" means (i) marketable securities issued or directly and unconditionally guaranteed by the United States Government or issued by any agency thereof and backed, directly or indirectly, by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof and repurchase agreements backed by United States government securities; (ii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from Standard & Poor's Corporation and at least P-1 from Moody's Investors Service, Inc.; and (iii) certificates of deposit, time deposits or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia having unimpaired capital and surplus of not less than $250,000,000.

          "Closing Date" means October 14, 1997.

          "Commitment Termination Date" means October 14, 1998.

                                    Page 90 of 208 pages

          "Common Share Conversion Rate" has the meaning set forth in subsection 9.1B.

          "Common Shares" means the shares of beneficial interest, no par value, of Company.

          "Company" has the meaning assigned to that term in the introduction to this Agreement.

          "Compliance Certificate" means a certificate substantially in the form of Exhibit II annexed hereto delivered to Lenders by Company pursuant to subsection 5.1(iii).

          "Consolidated Net Worth" means, as at any date of determination, the excess of the assets of Company and its Subsidiaries over the liabilities of Company and its Subsidiaries, all on a consolidated basis determined in accordance with GAAP (as such assets and liabilities are shown on the then-most recent consolidated financial statements delivered to Lenders pursuant to subsection 5.1(i) or 5.1(ii) below).

          "Consolidated Total Debt" means, as at any date of determination, the aggregate stated balance sheet amount of all Indebtedness of Company and its Subsidiaries, determined on a consolidated basis.

          "Contingent Obligation", as applied to any Person, means any direct or indirect liability, contingent or otherwise, of that Person (i) with respect to any Indebtedness, lease, dividend or other obligation of another if the primary purpose or intent thereof by the Person incurring the Contingent Obligation is to provide assurance to the obligee of such obligation that such obligation will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such obligation will be protected (in whole or in part) against loss in respect thereof, or (ii) with respect to any letter of credit issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings. Contingent Obligations shall include, without limitation, (a) the direct or indirect guaranty, endorsement (otherwise than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the obligation of another, (b) the obligation to make take-or-pay or similar payments if required regardless of non-performance by any other party or parties to an agreement, and (c) any liability of such Person for the obligation of another through any agreement (contingent or otherwise) (X) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise) or (Y) to maintain the solvency or any balance sheet item, level of income or financial condition of another

                                    Page 91 of 208 pages
if, in the case of any agreement described under subclauses (X) or (Y) of this sentence, the primary purpose or intent thereof is as described in the preceding sentence. The amount of any Contingent Obligation shall be equal to the amount of the obligation so guaranteed or otherwise supported or, if less, the amount to which such Contingent Obligation is specifically limited.

          "Contractual Obligation", as applied to any Person, means any provision of any security issued by that Person or of any material indenture, mortgage, deed of trust, contract, undertaking, agreement or other instrument to which that Person is a party or by which it or any of its properties is bound or to which it or any of its properties is subject.

          "Conversion Approval" means the authorization by shareholders of Company of the issuance of in excess of 19.9% of the shares of beneficial interest of Company, whether by purchase, upon conversion or otherwise, pursuant to the provisions of this Agreement.

          "Current Market Price" means, on any date, the average of the sale prices of a Common Share (or other security, as applicable) for the fifteen consecutive trading days commencing twenty trading days before the earliest of the date in question and the date before the "ex date" with respect to the issuance or distribution requiring such computation. For the purposes of this definition, the term "ex date", when used with respect to any issuance or distribution, means the first date on which the Common Share (or other security, as applicable) trades regular way on the principal national securities exchange on which the share is listed or admitted to trading (or if not so listed or admitted, on NASDAQ, or a similar organization if NASDAQ is no longer reporting trading information) without the right to receive such issuance or distribution.

          "Declaration of Trust" means Company's Amended and Restated Declaration of Trust, as in effect on the Closing Date.

          "Determination Date" means, with respect to any dividend or other distribution, the date fixed for the determination of the holders of shares of beneficial interest or other equity securities of Company entitled to receive such dividend or distribution, or if a dividend or distribution is paid or made without such a date, the date of such dividend or distribution.

          "Dollars" and the sign "$" mean the lawful money of the United States of America.

          "Employee Benefit Plan" means any "employee benefit plan" as defined in Section 3(3) of ERISA which is, or was at any time, maintained or contributed to by Company or any of its ERISA Affiliates.

          "Environmental Claim" means any accusation, allegation, notice of violation, claim, demand, abatement order or other order or direction (conditional or otherwise) by any governmental authority or any Person for any damage, including, without limitation, personal injury (including sickness,

                                    Page 92 of 208 pages
disease or death), tangible or intangible property damage, contribution, indemnity, indirect or consequential damages, damage to the environment, nuisance, pollution, contamination or other adverse effects on the environment, or for fines, penalties or restrictions, in each case relating to, resulting from or in connection with Hazardous Materials and relating to Company, any of its Subsidiaries, or any Facility.

          "Environmental Laws" means all statutes, ordinances, orders, rules, regulations, plans, policies or decrees and the like relating to (i) environmental matters, including, without limitation, those relating to fines, injunctions, penalties, damages, contribution, cost recovery compensation, losses or injuries resulting from the Release of Hazardous Materials, (ii) the generation, use, storage, transportation or disposal of Hazardous Materials, or (iii) occupational safety and health, industrial hygiene, land use or the protection of human, plant or animal health or welfare, in any manner applicable to Company or any of its Subsidiaries or any of their respective properties, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. Sec. 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. Sec. 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Sec. 6901 et seq.), the Federal Water Pollution Control Act ( 33 U.S.C. Sec. 1251 et seq.), the Clean Air Act (42 U.S.C. Sec. 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. Sec. 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. Sec. 136 et seq.), the Occupational Safety and Health Act (29 U.S.C. Sec. 651 et seq.) and the Emergency Planning and Community Right-to-Know Act (42 U.S.C. Sec. 11001 et seq.), each as amended or supplemented, and any analogous future or present local, state and federal statutes and regulations promulgated pursuant thereto, each as in effect as of the date of determination.

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor statute.

          "ERISA Affiliate", as applied to any Person, means (i) any corporation which is, or was at any time, a member of a controlled group of corporations within the meaning of Section 414(b) of the Internal Revenue Code of which that Person is, or was at any time, a member; (ii) any trade or business (whether or not incorporated) which is, or was at any time, a member of a group of trades or businesses under common control within the meaning of
Section 414(c) of the Internal Revenue Code of which that Person is, or was at any time, a member; and (iii) any member of an affiliated service group within the meaning of Section 414(m) or (o) of the Internal Revenue Code of which that Person, any corporation described in clause (i) above or any trade or business described in clause (ii) above is, or was at any time, a member.



                                    Page 93 of 208 pages

          "ERISA Event" means (i) a "reportable event" within the meaning of
Section 4043 of ERISA and the regulations issued thereunder with respect to any Pension Plan (excluding those for which the provision for 30-day notice to the PBGC has been waived by regulation); (ii) the failure to meet the minimum funding standard of Section 412 of the Internal Revenue Code with respect to any Pension Plan (whether or not waived in accordance with Section 412(d) of the Internal Revenue Code) or the failure to make by its due date a required installment under Section 412(m) of the Internal Revenue Code with respect to any Pension Plan or the failure to make any required contribution to a Multiemployer Plan; (iii) the provision by the administrator of any Pension Plan pursuant to Section 4041(a)(2) of ERISA of a notice of intent to terminate such plan in a distress termination described in Section 4041(c) of ERISA; (iv) the withdrawal by Company or any of its ERISA Affiliates from any Pension Plan with two or more contributing sponsors or the termination of any such Pension Plan resulting in liability pursuant to Sections 4063 or 4064 of ERISA; (v) the institution by the PBGC of proceedings to terminate any Pension Plan, or the occurrence of any event or condition which might constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (vi) the imposition of liability on Company or any of its ERISA Affiliates pursuant to Section 4062(e) or 4069 of ERISA or by reason of the application of Section 4212(c) of ERISA; (vii) the withdrawal by Company or any of its ERISA Affiliates in a complete or partial withdrawal (within the meaning of Sections 4203 and 4205 of ERISA) from any Multiemployer Plan if there is any potential liability therefor, or the receipt by Company or any of its ERISA Affiliates of notice from any Multiemployer Plan that it is in reorganization or insolvency pursuant to Section 4241 or 4245 of ERISA, or that it intends to terminate or has terminated under Section 4041A or 4042 of ERISA; (viii) the occurrence of an act or omission which could give rise to the imposition on Company or any of its ERISA Affiliates of fines, penalties, taxes or related charges under Chapter 43 of the Internal Revenue Code or under Section 409 or 502(c), (i) or (l) or 4071 of ERISA in respect of any Employee Benefit Plan; (ix) the assertion of a material claim (other than routine claims for benefits) against any Employee Benefit Plan other than a Multiemployer Plan or the assets thereof, or against Company or any of its ERISA Affiliates in connection with any such Employee Benefit Plan; (x) receipt from the Internal Revenue Service of notice of the failure of any Pension Plan (or any other Employee Benefit Plan intended to be qualified under Section 401(a) of the Internal Revenue Code) to qualify under Section 401(a) of the Internal Revenue Code, or the failure of any trust forming part of any Pension Plan to qualify for exemption from taxation under Section 501(a) of the Internal Revenue Code; or (xi) the imposition of a Lien pursuant to Section 401(a)(29) or 412(n) of the Internal Revenue Code or pursuant to ERISA with respect to any Pension Plan.

          "Event of Default" means each of the events set forth in Section 7.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor statute.

                                    Page 94 of 208 pages

          "Facilities" means any and all real property (including, without limitation, all buildings, fixtures or other improvements located thereon) now, hereafter or heretofore owned, leased, operated or used by Company or any of its Subsidiaries.

          "Fiscal Year" means a twelve month period ending on December 31 of each year.

          "Force Majeure Event" means an event of fire, earthquake, flood, severe storm, washout, mud slide, casualty, riot, insurrection, civil disturbance, strike (provided that, if practicable, such party shall make reasonable efforts to staff its operations so as to minimize disruptions to its operations), inability to obtain materials or supplies beyond the party's reasonable control, act of civil or military authorities, act of public enemy, embargo, war, act of God, rationing, or any other similar cause beyond a Person's reasonable control (and each party agrees to notify promptly the other party when the non-performance of its obligations hereunder is the result of any of the circumstances described above, and shall use all reasonable efforts to remedy such situation, and further agrees to provide the other party with periodic reports describing in reasonable detail the current condition of such circumstance for so long as such circumstance prevents the performance of an obligation required hereunder).

          "Funded Subsidiaries" means those Subsidiaries of Company that receive proceeds of Loans hereunder to acquire a Facility.

          "Funding Date" means the date of funding of a Loan to Company.

          "GAAP" means, subject to the limitations on the application thereof set forth in subsection 1.2, generally accepted accounting principles set forth in opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession, in each case as the same are applicable to the circumstances as of the date of determination.

          "Governmental Authorization" means any permit, license, authorization, plan, directive, consent order or consent decree of or from any federal, state or local governmental authority, agency or court.

          "Guaranty" means the continuing Guaranty(ies) to be executed and delivered by the Funded Subsidiaries of Company pursuant to subsection 5.9, in form and substance satisfactory to Lenders, pursuant to which each Funded Subsidiary will guaranty Obligations of Company (limited to the amount of the

                                    Page 95 of 208 pages

Loan or Loans received by that Funded Subsidiary) under the Loan Documents, as amended, supplemented or otherwise modified from time to time.

          "Hazardous Materials" means (i) any chemical, material or substance at any time defined as or included in the definition of "hazardous substances", "hazardous wastes", "hazardous materials", "extremely hazardous waste", "restricted hazardous waste", "infectious waste", "toxic substances" or any other formulations intended to define, list or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, toxicity, reproductive toxicity, "TCLP toxicity" or "EP toxicity" or words of similar import under any applicable Environmental Laws or publications promulgated pursuant thereto; (ii) any oil, petroleum, petroleum fraction or petroleum derived substance (excluding, however, gasoline and motor oil contained in motor vehicles for the purpose of operating such vehicles); (iii) any drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal resources; (iv) any flammable substances or explosives (excluding, however, gasoline and motor oil contained in motor vehicles for the purpose of operating such vehicles); (v) any radioactive materials; (vi) asbestos in any form; (vii) urea formaldehyde foam insulation;
(viii) electrical equipment which contains any oil or dielectric fluid containing levels of polychlorinated biphenyls in excess of fifty parts per million; (ix) pesticides; and (x) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any governmental authority or which may or could pose a hazard to the health and safety of the owners, occupants or any Persons in the vicinity of the Facilities. Notwithstanding the foregoing, the term "Hazardous Materials" shall not include (x) standard office supplies or common cleaning supplies used or stored at a Facility in compliance with Environmental Laws and in quantities standard for similar properties, and (y) chemicals, materials or substances, other than the materials described in clauses (iv), (v) (vi), (vii) and (viii) above, which may be present in incidental quantities or amounts as a component, or in a material which is a component, in construction and building materials used or incorporated in the construction of any Facility, or which otherwise may be used in the ordinary course of construction activities at any Facility, if such presence or use is otherwise in compliance with Environmental Laws.

          "Indebtedness", as applied to any Person, means (i) all indebtedness for borrowed money, (ii) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money, (iii) any obligation owed for all or any part of the deferred purchase price of property or services, which purchase price is (a) due more than six months from the date of occurrence of the obligation in respect thereof or (b) evidenced by a note or similar written instrument, and (iv) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is nonrecourse to the credit of that Person.


                                    Page 96 of 208 pages

          Notwithstanding anything to the contrary in this Agreement, the term "Indebtedness" will not include (a) amounts payable to officers and directors of Company and its Subsidiaries pursuant to standard indemnity provisions contained in the Declaration of Trust or Certificate or Articles of Incorporation (as the case may be) and Bylaws of Company and its Subsidiaries on the date of this Agreement, as such may be amended to comply with applicable law, (b) amounts which Company is obligated to pay to BMC as reimbursement for costs and expenses paid by BMC on behalf of Company or its Subsidiaries pursuant to the Administrative Services Agreement with respect to Company, its Subsidiaries or the Facilities, and (c) the salary and other compensation payable by Company to Leonard G. Levine, its president, in an amount and on the terms set forth in the existing employment contract with Company.

          "Indemnitee" has the meaning assigned to that term in subsection
8.3.

          "Interest Payment Date" means each March 31, June 30, September 30 and December 31 of each year, commencing December 31, 1997, and any date of conversion of the Loans pursuant to Section 9 with respect only to the portion of the Loans converted.

          "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended to the date hereof and from time to time hereafter.

          "Investment" means (i) any direct or indirect purchase or other acquisition by Company or any of its Subsidiaries of, or of a beneficial interest in, any Securities of any other Person, or (ii) any direct or indirect loan, advance (other than advances to employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business) or capital contribution by Company or any of its Subsidiaries to any other Person, including all indebtedness and accounts receivable from that other Person that are not current assets or did not arise from sales to that other Person in the ordinary course of business.

          "Lender" and "Lenders" means the Persons identified as "Lenders" and executing this Agreement, together with their successors and permitted assigns pursuant to subsection 8.1.

          "Lien" means any mortgage, pledge, assignment, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest) and any option, trust or other preferential arrangement having the practical effect of any of the foregoing.


                                    Page 97 of 208 pages

          "Loan" means a loan (which shall be convertible into Preferred Shares or Common Shares as provided in Section 9) made by Lenders to Company pursuant to subsection 2.1A in an amount, when added to all other Loans made pursuant hereto to Company, that shall not exceed Twenty Million and No/100 Dollars ($20,000,000.00).

          "Loan Commitment" means the commitment of a Lender to make Loans to Company pursuant to subsection 2.1.

          "Loan Documents" means this Agreement, the Notes, the Guaranty, and the instruments, documents and agreements executed and delivered pursuant to the foregoing or otherwise executed and delivered in connection with the Loans, all as amended, supplemented or otherwise modified from time to time.

          "Margin Stock" has the meaning assigned to that term in Regulation U of the Board of Governors of the Federal Reserve System as in effect from time to time.

          "Material Adverse Effect" means (i) a material adverse effect upon the business, operations, properties, assets or condition (financial or otherwise) of Company and its Subsidiaries taken as a whole or (ii) the impairment of the ability of Company to perform, or of Lenders to enforce, the Obligations.

          "Material Debt" means Indebtedness (other than Indebtedness referred to in subsection 7.1) or Contingent Obligations arising in one or more related or unrelated transactions in an aggregate principal amount exceeding (i) $1,000,000, in case of Company, (ii) $500,000 in case of one or more Funded Subsidiaries and (iii) $10,000,000 in case one or more Subsidiaries.

          "Multiemployer Plan" means a "multiemployer plan", as defined in
Section 3(37) of ERISA, to which Company or any of its ERISA Affiliates is contributing, or ever has contributed, or to which Company or any of its ERISA Affiliates has, or ever has had, an obligation to contribute.

          "Notes" means the promissory notes of Company issued pursuant to subsection 2.1B on the Closing Date, in each case substantially in the form of
Exhibit I annexed hereto with appropriate insertions, as they may be amended, supplemented or otherwise modified from time to time.





                                    Page 98 of 208 pages

          "Notice of Borrowing" means a notice substantially in the form of
Exhibit V annexed hereto delivered by Company to Agent pursuant to subsection 2.1B with respect to a proposed borrowing.

          "Obligations" means all obligations of every nature of Company and its respective Subsidiaries from time to time owed to Lenders or any of them under the Loan Documents, whether for principal, interest, fees, expenses, indemnification or otherwise.

          "Officer's Certificate" means, as applied to any corporation, a certificate executed on behalf of such corporation by its chairman of the board (if an officer) or its president or one of its vice presidents or by its chief financial officer or its treasurer; provided that every Officer's Certificate with respect to the compliance with a condition precedent to the making of the Loan hereunder shall include (i) a statement that the officer or officers making or giving such Officer's Certificate have read such condition and any definitions or other provisions contained in this Agreement relating thereto, (ii) a statement that, in the opinion of the signers, they have made or have caused to be made such examination or investigation as is necessary to enable them to express an informed opinion as to whether or not such condition has been complied with, and (iii) a statement as to whether, in the opinion of the signers, such condition has been complied with.

          "PBGC" means the Pension Benefit Guaranty Corporation (or any successor thereto).

          "Pension Plan" means any Employee Benefit Plan, other than a Multiemployer Plan, which is subject to Section 412 of the Internal Revenue Code or Section 302 of ERISA.

          "Permitted Encumbrances" means the following types of Liens:

          (i) Liens for taxes, assessments or governmental charges or claims the payment of which is not, at the time, required by subsection
     5.3 (other than any such Lien imposed pursuant to Section 401(a)(29) or 412(n) of the Internal Revenue Code or by ERISA);

          (ii) statutory Liens of carriers, warehousemen, mechanics and materialmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor;




                                    Page 99 of 208 pages

          (iii) any attachment or judgment Lien not constituting an Event of Default under subsection 7.8;

          (iv) any leases or subleases of space in any of the Facilities not interfering in any material respect with the ordinary conduct of the business of Company or any of its Subsidiaries;

          (v) the easements, rights-of-way, restrictions, minor defects, encroachments or irregularities in title and other similar charges or encumbrances affecting the Facilities as of the date hereof and any of such matters which may in the future affect the Facilities without interfering in any material respect with the development of any Facility as the case may be, or the ordinary conduct of the business of Company or any of its Subsidiaries;

          (vi) Liens with respect to Facility of a Funded Subsidiary securing Indebtedness incurred to finance the acquisition of such Facility on or after the Closing Date, in an amount not to exceed 75% of the Acquisition Price;

          (vii     )Liens securing Indebtedness permitted pursuant to
     subsection 6.1(iv); provided that any Lien incurred pursuant to this clause (vii) shall be limited to all or a part of the property that secured Indebtedness on the date hereof or property of a Subsidiary that is not a Funded Subsidiary; and provided further that any Lien incurred with respect to a Facility after the date hereof that does not secure Indebtedness pursuant to Company's secured revolving credit agreement shall not secure Indebtedness in an amount exceeding 75% of appraised value of such Facility; and

          (viii) Liens securing other Indebtedness in respect of any of the Facilities and approved in writing by Lenders.

          "Person" means and includes natural persons, corporations, limited partnerships, general partnerships, joint stock companies, limited liability companies, limited liability partnerships, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and governments and agencies and political subdivisions thereof.

          "Potential Event of Default" means a condition or event that, after notice or lapse of time or both, would constitute an Event of Default.

          "Preferred Share Amendment" means the amendment to the Declaration of Trust providing for issuance of preferred shares of beneficial interest of Company in the form attached hereto as Exhibit IV.


                                    Page 100 of 208 pages

          "Preferred Share Approval" means authorization by shareholders of Company of the Preferred Share Amendment.

          "Preferred Shares" means the convertible preferred shares of beneficial interest of Company having the rights, preferences and privileges set forth in the Preferred Share Amendment.

          "Present Value Payment" means, at any time, in connection with a prepayment of the Loans pursuant to Section 2.4B(ii), the value of all unpaid fees and interest on the aggregate maximum outstanding amount of the Loans through October 14, 1999, applying a discount rate of six percent per annum.

          "Pro Rata Share" means, with respect to each Lender, the percentage of the Loan held by such Lender, as such percentage may be adjusted by assignments permitted by subsection 8.1. The initial Pro Rata Share of each Lender is set forth after its name on the signature pages of this Agreement.

          "REIT" means a real estate investment trust as that term is defined in the Internal Revenue Code.

          "Release" means any spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Materials into the indoor or outdoor environment (including, without limitation, the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Materials), or into or out of any Facility, including the movement of any Hazardous Material through the air, soil, surface water, groundwater or property.

          "Requisite Lenders" means with respect to the Loan, this Agreement and the other Loan Documents, Lenders having or holding 51% or more of the outstanding principal balance of the Loan.

          "Restricted Junior Payment" means (i) any dividend or other distribution, direct or indirect, on account of any shares of any class of stock of Company or any of its Subsidiaries now or hereafter outstanding, except a dividend payable solely in shares of that class of stock to the holders of that class, and except for dividends payable by a wholly-owned corporate Subsidiary to its direct parent, (ii) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares of any class of stock of Company or any of its Subsidiaries now or hereafter outstanding, (iii) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of stock of Company or any of its Subsidiaries now or hereafter outstanding, (iv) any distribution or other payment, direct or indirect, on account of any partnership interest in any of Company's Subsidiaries which is a partnership or joint venture, except for


                                    Page 101 of 208 pages
distributions payable by a Subsidiary of Company which is a partnership or joint venture to its constituent partners which are wholly-owned Subsidiaries of Company, provided that such distribution or payment is in turn delivered to Company, and (v) any payment or prepayment of principal of, premium, if any, or interest on, or redemption, purchase, retirement, defeasance (including in-substance or legal defeasance), sinking fund or similar payment with respect to, any Indebtedness.

          "Securities" means any stock, shares, shares of beneficial interest, partnership interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as "securities" or any certificates of interest, shares or participation in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.

          "Securities Act" means the Securities Act of 1933, as amended from time to time, and any successor statute.

          "Share Purchase Agreement" means the Share Purchase Agreement executed and delivered by Company to Lenders on the Closing Date, pursuant to which Lenders shall acquire Common Shares on the terms set forth therein, as the same may be amended, supplemented or otherwise modified from time to time.

          "Shareholder Approval" means the authorization by shareholders of Company of approval of the Amended Declaration of Trust in a form substantially as set forth in Exhibit VI.

          "Subsidiary" means, with respect to any Person, any corporation, partnership, association, joint venture, limited liability company, business trust or other business entity of which 50% or more of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof.

          "Tax" or "Taxes" means any present or future tax, levy, impost, duty, charge, fee, deduction or withholding of any nature and whatever called, by whomsoever, on whomsoever and wherever imposed, levied, collected, withheld or assessed; provided that "Tax on the overall net income" of a Person shall be construed as a reference to a tax imposed by the jurisdiction in which that



                                    Page 102 of 208 pages

Person's principal office is located or in which that Person is deemed to be doing business on all or part of the net income, profits or gains of that Person.

          "Underwriting Guidelines" means the following criteria:

          (A) Facilities must be office or industrial properties, but may include portfolios of properties in which 80% or more of the square footage is office or industrial property;

          (B) The ratio of (i) the difference between projected net operating income for the Facility for each of the three years following acquisition to (ii) the sum of projected interest expense and scheduled debt principal payments with respect to secured Indebtedness and ground lease payments used for the acquisition for each such year shall be no less than 1.00:1.00;

          (C) The ratio of (i) the difference between projected net operating income for the Facility for the three years following acquisition to
(ii) the sum of projected interest expense and scheduled debt principal payments with respect to secured Indebtedness, ground lease payment and interest on proceeds of Loans used for the acquisition for such three year period shall be no less than 1.00:1.00;

          (D) Receipt by Agent of (i) an appraisal or other indication of value from an independent third party indicating value at least equal to the Acquisition Price of the Facility and (ii) a phase one or other similar environmental report indicating no significant environmental issues, in each case two Business Days prior to any borrowing for such Facility hereunder;

          (E) Company or a Subsidiary of Company shall acquire the Facility.

1.2 Accounting Terms; Utilization of GAAP for Purposes of Calculations Under Agreement. Except as otherwise expressly provided in this Agreement, all accounting terms not otherwise defined herein shall have the meanings assigned to them in conformity with GAAP. Financial statements and other information required to be delivered by Company to Lenders pursuant to clauses
(i), (ii) and (iv) of subsection 5.1 shall be prepared in accordance with GAAP as in effect at the time of such preparation. Calculations in connection with the definitions, covenants and other provisions of this Agreement shall utilize accounting principles and policies in conformity with those used to prepare the financial statements referred to in subsection 4.3.




                                    Page 103 of 208 pages

1.3 Other Definitional Provisions. References to "Sections" and "subsections" shall be to Sections and subsections, respectively, of this Agreement unless otherwise specifically provided. Any of the terms defined in subsection 1.1 may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. The terms "including," "includes" and "include" shall be deemed to be followed by the words "without limitation or exclusion."


Section 2.     AMOUNT AND TERMS OF LOANS

2.1     Making of Loans; Notes.

     A. Agreement to Make Loans. Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of Company set forth herein, each Lender severally agrees, subject to the limitations set forth below with respect to the maximum amount of Loans to lend to Company from time to time during the period from the Closing Date to but excluding the Commitment Termination Date an aggregate amount not exceeding its Pro Rata Share of the aggregate amount of the Loan Commitments to be used for the purposes identified in subsection 2.5. The original amount of each Lender's Loan Commitment is set forth opposite its name on the signature pages hereto and the aggregate original amount of the Loan Commitments is $20,000,000; provided that the Loan Commitments of Lenders shall be adjusted to give effect to any assignments of the Loan Commitments pursuant to subsection 8.1; provided further that each Lender's Loan Commitment shall be (i) reduced by the amount of that Lender's Pro Rata Share of a Loan made pursuant to the provisions hereof and (ii) reduced to each Lender's Pro Rata Share of $10,000,000 (or such lesser amount of Loan Commitments that shall be outstanding on March 31, 1998) on March 31, 1998. Each Lender's Loan Commitment shall expire on the Commitment Termination Date. Amounts borrowed under this subsection 2.1A may be prepaid pursuant to subsection 2.4, but may not be reborrowed.

     B. Borrowing Mechanics. Loans made on any Funding Date shall be in an aggregate minimum amount of $1,000,000 and multiples of $250,000 in excess of that amount. Whenever Company desires that Lenders make Loans it shall deliver to Agent (i) written notice at least ten days in advance of the proposed Funding Date identifying (a) the nature and location of the Facility and (b) the proposed amount of the Loans to be made on the proposed Funding Date and (ii) a Notice of Borrowing no later than 10:00 A.M. (New York City time) at least two Business Days in advance of the proposed Funding Date. The Notice of Borrowing shall specify (a) the proposed Funding Date (which



                                    Page 104 of 208 pages
shall be a Business Day), (b) the amount of Loans requested, and (c) a description of the Facility to be acquired, a statement demonstrating that the acquisition of the Facility is in compliance with the Underwriting Guidelines.

          Company shall notify Agent prior to the funding of any Loans in the event that any of the matters to which Company is required to certify in the applicable Notice of Borrowing is no longer true and correct as of the applicable Funding Date, and the acceptance by Company of the proceeds of any Loans shall constitute a re-certification by Company, as of the applicable Funding Date, as to the matters to which Company is required to certify in the applicable Notice of Borrowing.

     C. Disbursement of Funds. All Loans shall be made by Lenders simultaneously and proportionately to their respective Pro Rata Shares, it being understood that no Lender shall be responsible for any default by any other Lender in that other Lender's obligation to make a Loan requested hereunder nor shall the Commitment of any Lender to make a Loan be increased or decreased as a result of a default by any other Lender in that other Lender's obligation to make a Loan requested hereunder. Promptly after receipt by Agent of a Notice of Borrowing pursuant to subsection 2.1B, Agent shall notify each Lender of the proposed borrowing. Each Lender shall make the amount of its Loan available to Agent not later than 12:00 Noon (New York City time) on the applicable Funding Date, in same day funds in dollars. Upon satisfaction or waiver of the conditions precedent specified in Section 3, Agent shall make the proceeds of such Loans available to Company on the applicable Funding Date by causing an amount of same day funds in Dollars equal to the proceeds of all such Loans received by Agent from Lenders to be credited to the account of Company.

     D. Notes. Company shall execute and deliver to each Lender on the Closing Date a Note substantially in the form of Exhibit I annexed hereto to evidence that Lender's Pro Rata Share of the Loans, in the principal amount of that Lender's Pro Rata Share of the Loans and with other appropriate insertions.

2.2     Interest on the Loans.

     A. Rate of Interest. Subject to subsection 2.2C, the Loans shall bear interest on the unpaid principal amount thereof from the date made through maturity (whether by acceleration or otherwise) at the rate of twelve percent (12%) per annum. Interest on the Loans shall be compounded each calendar quarter (or portion thereof) from the Closing Date and while any portion of the Loans is outstanding at the rate of three percent (3.0%) per calendar quarter.



                                    Page 105 of 208 pages

     B. Interest Payments. Interest on the Loans shall be payable by Company in arrears on each applicable Interest Payment Date, upon any prepayment of the Loans and at maturity. Company and Lenders agree that, with respect to the interest payment to be made on the first Interest Payment Date (i.e., December 31, 1997), such payment shall include interest for the period from and after the Closing Date.

     C. Default Rate. To the extent permitted by law, any principal or interest payments on the Loans or any fees or other amounts owed hereunder not paid when due, in each case whether at stated maturity, by notice of prepayment, by acceleration or otherwise, shall thereafter bear interest (including post-petition interest in any proceeding under the Bankruptcy Code or other applicable bankruptcy laws) payable on demand at a rate of fourteen percent (14%) per annum until paid. While bearing interest at such rate, interest on the Loans shall be compounded each calendar quarter (or portion thereof) from the date such rate is in effect at the rate of three and one-half percent (3.5%) per calendar quarter. Payment or acceptance of the increased rates of interest provided for in this subsection 2.2C is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of Lenders.

     D. Computation of Interest. Interest on the Loans shall be computed on the basis of a 365-day year, in each case for the actual number of days elapsed in the period during which it accrues. In computing interest on the Loans, the Closing Date or the first day of any period specified in this Agreement shall be included, and the date of payment shall be excluded.

2.3     Loan Fees.

     Company shall pay to Lenders, as a loan fee, (i) on October 14 of each year, commencing October 14, 1998, the Loans are outstanding two percent of the balance of the Loans outstanding on such date and (ii) on the date of payment or conversion in full of the Loans, one-half of one percent of the maximum outstanding balance of the Loans over the term of this Agreement.

2.4     Principal Payments; Prepayment; General Provisions Regarding Payments

     A. Maturity Date. The entire outstanding principal balance of the Loans, and all interest accrued thereon (and all other amounts owing by Company under this Agreement with respect to the Loans), shall be due and payable by Company on September 30, 2002.







                                    Page 106 of 208 pages

     B.     Prepayments.

          (i) Voluntary Prepayments. Company shall have no right to prepay all or any portion of the principal balance of the Loans prior to October 14, 1999. From and after October 14, 1999, and subject to the rights of Lenders under Section 9, Company may, upon not less than 30 days' prior written notice, given to Agent at any time, prepay the Loans in full on any Business Day. No partial payments of the Loans pursuant to this subsection 2.4B(i) are permitted. Notice of prepayment having been given as aforesaid, the entire principal amount of the Loans shall become due and payable on the prepayment date specified therein.

          (ii) Mandatory Prepayment. Company shall prepay the Loans in full, upon a merger or sale of substantially all of the assets of Company if Agent notifies Company that (a) Lenders have not consented to such merger or sale and (b) Lenders require such prepayment. Notice having been given to Company as aforesaid, the entire principal amount of the Loans, plus, if such merger or sale occurs prior to October 14, 1999, the Present Value Payment, shall become due and payable on the date of such merger or sale. Prepayment of the Loans prior to October 14, 1999 in the event of a merger or sale of assets of Company shall be in the Lenders' sole and absolute discretion and the restrictions set forth in subsection
     6.7 hereof shall be unaffected by the ability of Lenders to require prepayment.

     C.     General Provisions Regarding Payments.

          (i) Manner and Time of Payment. All payments by Company of principal, interest, fees and other Obligations hereunder and under the Notes shall be made only in Dollars in same day funds, without defense, setoff or counterclaim, free of any restriction or condition, and delivered to Agent on behalf of Lenders by wire transfer not later than 1:00 P.M. (New York time) on the date due; funds received by Agent after that time on such due date shall be deemed to have been paid by Company on the next succeeding Business Day. Whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day. Agent's wire transfer instructions are as follows:






                                    Page 107 of 208 pages

                        Citibank N.Y.
                        ABA Routing #:  021000089
                        For the Account of Morgan Stanley & Co.
                        Account # 38890774
                        For Further Credit to Edwin Morgens and
                               Bruce Waterfall, as Agents
                        Sub-Account #38-30008
                        Reference:  Banyan Strategic Realty Trust

          (ii) Application of Payments to Principal and Interest. Except as otherwise provided herein, all payments in respect of the principal amount of the Loans shall include payment of accrued interest on the principal amount being repaid or prepaid, and all such payments shall be applied to the payment of interest before application to principal. Notwithstanding the foregoing, if any fees due Lenders hereunder are unpaid when any payments are received by Agent in respect of Loans, such payments shall be applied first to payment of such fees, and then to principal and interest as aforesaid.

          (iii) Interest Rate Limitation. It is the intent of Company and Lenders in the execution of this Agreement and the other Loan Documents that none of the terms and provisions of this Agreement or any of the other Loan Documents shall ever be construed to create a contract for the use, forbearance or detention of money requiring payment of interest at a rate in excess of the maximum interest rate permitted to be charged by law. If Agent or Lenders shall collect any monies which are deemed to constitute interest which would otherwise increase the effective interest rate on the Loans to a rate in excess of the maximum interest rate permitted to be charged by law, all such sums deemed to constitute interest in excess of such maximum rate shall, at the option of Agent on behalf of Lenders, be credited to the payment of sums due hereunder or under the other Loan Documents or shall be returned to Company.

          (iv) Apportionment of Payments. Aggregate principal and interest payments shall be apportioned and distributed by Agent to each Lender in accordance with its Pro Rata Share. Lenders hereby acknowledge and agree that Company's payment to Agent, on behalf of Lenders, of principal and interest on the Loans, and other amounts payable by Company under this Agreement, shall satisfy Company's obligation under this Agreement to make such payments to Lenders, and Company shall have no liability to Lenders for Agent's failure to apportion and distribute to any Lender its Pro Rata Share of any such payment.

          (v) Effect of Repayment. Loans that are prepaid or repaid hereunder, whether prior to or after the Commitment Termination Date, may not be reborrowed by Company.



                                    Page 108 of 208 pages

2.5 Use of Loan Proceeds. The proceeds of the Loans, shall be used by Company solely to make acquisitions of additional Facilities, provided that no Loan may be applied by Company to pay more than 100% of the Acquisition Price of a Facility. No portion of the proceeds of the Loan shall be used by Company or any of its Subsidiaries in any manner that might cause the borrowing or the application of such proceeds to violate Regulation G, Regulation U, Regulation T or Regulation X of the Board of Governors of the Federal Reserve System or any other regulation of such Board or to violate the Exchange Act, in each case as in effect on the date or dates of such borrowing and such use of proceeds.

2.6 No Deductions. All sums payable by Company under this Agreement and the other Loan Documents shall be paid free and clear of and (except to the extent required by law) without any deduction or withholding on account of any Tax (other than a Tax on the overall net income of any Lender) imposed, levied, collected, withheld or assessed by or within the United States of America. If Company or any other Person is required by law to make any deduction or withholding on account of any such Tax from any sum paid or payable by Company to Agent or any Lender under any of the Loan Documents:

          (a) Company and Lenders shall notify each other and Agent of any such requirement or any change in any such requirement as soon as either becomes aware of it;

          (b) Company shall pay any such Tax before the date on which penalties attach thereto, such payment to be made (if the liability to pay is imposed on Company) for its own account or (if that liability is imposed on Agent or such Lender) on behalf of and in the name of Agent or such Lender;

          (c) the sum payable by Company in respect of which the relevant deduction, withholding or payment is required shall be increased to the extent necessary to ensure that, after the making of that deduction, withholding or payment, Agent or such Lender, as the case may be, receives on the due date a net sum equal to what it would have received had no such deduction, withholding or payment been required or made; and

          (d) within 30 days after paying any sum from which it is required by law to make any deduction or withholding, and within 30 days after the due date of payment of any Tax which it is required by clause
     (b) above to pay, Company shall deliver to Agent evidence satisfactory to the other affected parties of such deduction, withholding or payment and of the remittance thereof to the relevant taxing or other authority;

provided that no such additional amount shall be required to be paid to any Lender under clause (c) above except to the extent that any change after the date hereof in any such requirement for a deduction, withholding or payment as


                                    Page 109 of 208 pages
is mentioned therein shall result in an increase in the rate of such deduction, withholding or payment from that in effect at the date of this Agreement in respect of payments to such Lender and provided further, if any additional amount is paid to the Lender pursuant to clause (c), any such amount that is subsequently paid by a taxing authority as a return of such deduction, withholding or payment shall upon receipt be paid by such Lender to Company. In connection with the foregoing provisions of this subsection 2.6,
(i) each Lender, by executing this Agreement, confirms that it is a "United States person" within the meaning of Section 7701(a)(30) of the Internal Revenue Code, and that such Lender is not subject to any deduction or withholding with respect to any payments to such Lender of principal, interest or other amounts payable under any of the Loan Documents, and (ii) each Lender agrees to notify Company if any such Lender is or becomes subject to any deduction, withholding or payment mentioned in this subsection 2.6.


Section 3.     CONDITIONS TO LOAN

3.1 Delivery of Documents on Closing Date. The obligations of Lenders to make Loans on the Closing Date or any later Funding Date are subject to the prior or concurrent satisfaction of all of the following conditions:

     A. Company Documents. On or before the Closing Date, Company shall deliver or cause to be delivered to Agent the following, each, unless otherwise noted, dated the Closing Date:

          (i) Certified copies of the Declaration of Trust, together with a good standing certificate from the Secretary of State of the State of Massachusetts and each other state in which it is qualified as a foreign trust to do business and, to the extent generally available, a certificate or other evidence of good standing as to payment of any applicable franchise or similar taxes from the appropriate taxing authority of each of such states, each dated a recent date prior to the Closing Date;

          (ii) Copies of its Bylaws, certified as of the Closing Date by its corporate secretary or an assistant secretary;

          (iii) Resolutions of its Board of Trustees approving and authorizing the execution, delivery and performance of this Agreement, the other Loan Documents to be executed by Company and the Share Purchase Agreement, certified as of the Closing Date by its corporate secretary or an assistant secretary as being in full force and effect without modification or amendment;




                                    Page 110 of 208 pages

          (iv) Signature and incumbency certificates of its officers executing this Agreement, the other Loan Documents to be executed by Company and the Share Purchase Agreement;

          (v) Executed originals of this Agreement, the Notes (drawn to the order of each Lender), the other Loan Documents to be executed by Company and the Share Purchase Agreement;

          (vi)Such other documents as Agent reasonably may request.

     B. Subsidiary Documents. On or before the Closing Date, Company shall cause to be delivered to Agent the following documents on behalf of each of its Subsidiaries:

          (i) Certified copies (by the secretary of Company) of the Certificates or Articles of Incorporation of each corporate Subsidiary of Company, together with good standing certificates from the respective states of incorporation and the respective states in which the principal places of business of each is located and from all states in which activities of such Subsidiary require them to be qualified and/or licensed to do business, each dated a recent date prior to the Closing Date;

          (ii) Copies of the Bylaws of each corporate Subsidiary of Company, certified as of the Closing Date by their respective corporate secretaries or an assistant secretary;

          (iii) Certified copies (by the secretary of Company) of the complete partnership agreement (as amended) of each Subsidiary of Company which is a partnership or joint venture, together with, with respect to any limited partnership, a certified certificate of limited partnership and, with respect to any general partnership or joint venture, a copy of the recorded statement of partnership (if any), together with any fictitious business name statements and authorizations from states in which the activities of such Subsidiaries require them to be qualified and/or licensed to do business; and

          (iv)     Such other documents as Agent reasonably may request.

     C. Legal Opinions. Agent shall have received (i) originally executed copies of one or more favorable written opinions of Shefsky & Froelich Ltd. (counsel for Company and its Subsidiaries), Peabody & Brown (Massachusetts counsel for Company and its subsidiaries), Stroock & Stroock & Lavan (New York counsel for Company and its Subsidiaries), and Robert G. Higgins, Esq. (General Counsel of Company), as Agent may request, in form and substance reasonably satisfactory to Lenders and their counsel, dated as of the Closing Date and setting forth substantially the matters in the forms of opinions set forth in Exhibit III annexed hereto and as to such other matters as Agent may



                                    Page 111 of 208 pages
reasonably request, and (ii) evidence satisfactory to Lenders that Company and its Subsidiaries have requested Shefsky & Froelich Ltd., Massachusetts counsel and New York counsel to deliver such opinions to Agent. Each of the parties hereto agrees that in connection with rendering such opinions, counsel may rely upon the representations of such party set forth herein.

     D.     Other Actions.

          (i) Company shall have paid or cause to have been paid at or prior to the Closing all of the costs and expenses described in subsection 8.2 then incurred or accrued with respect to the transaction described in this Agreement.

          (ii) Company and its Subsidiaries shall have obtained all consents to the transactions contemplated under this Agreement and the other Loan Documents required under any Contractual Obligation, in form and substance satisfactory to Lenders.

          (iii) Company shall have paid to (1) Lenders, as an initial commitment fee, $200,000; and (2) Leveraged Equity Management, Inc., as an advisory fee $800,000.

          (iv) As of the Closing Date, the transactions contemplated by the Share Purchase Agreement shall have been consummated;

          (v) As of the Closing Date, Agent shall be satisfied, in its sole discretion, with all inspections, investigations, studies, tests, appraisals and reviews which Agent has elected to make with respect to Company, its Subsidiaries and the Facilities.

3.2     Satisfaction of Conditions and Delivery of Documents on any Funding
Date.

     A. Officer's Certificate. On the Closing Date and on each Funding Date the following conditions shall be satisfied and Company shall have delivered to Agent an Officer's Certificate, in form and substance satisfactory to Agent, to that effect:

          (i) The representations and warranties contained herein and in the other Loan Documents shall be true, correct and complete in all material respects on and as of the Funding Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true, correct and complete in all material respects on and as of such earlier date.



                                    Page 112 of 208 pages

          (ii) No event shall have occurred and be continuing as of the Funding Date, or would result from the consummation of the making of the Loans thereon, that would constitute an Event of Default or a Potential Event of Default.

          (iii) Company shall have performed in all material respects all agreements and satisfied all conditions which this Agreement provides shall be performed or satisfied by it on or before the Funding Date.

          (iv) No order, judgment or decree of any court, arbitrator or governmental authority shall purport to enjoin or restrain any Lender from making the Loan to be made by it on the Funding Date.

          (v) The making of the Loans, on any Funding Date shall not violate any law including, without limitation, Regulation G, Regulation T, Regulation U or Regulation X of the Board of Governors of the Federal Reserve System.

     B. No Material Adverse Effect. Since December 31, 1996 (except as disclosed in Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997), no Material Adverse Effect shall have occurred prior to the Funding Date.


Section 4.     COMPANY'S REPRESENTATIONS AND WARRANTIES

          In order to induce Lenders to enter into this Agreement and to make the Loan hereunder, Company represents and warrants to each Lender, on the date of this Agreement and on the Closing Date, that the following statements are true, correct and complete:

4.1     Organization, Powers, Qualification, Good Standing, Business and
Subsidiaries.

     A. Organization and Powers. Company is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. Company has all requisite corporate power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into the Share Purchase Agreement and the Loan Documents to be executed by Company and to carry out the transactions contemplated thereby.

     B. Qualification and Good Standing. Company is qualified to do business and in good standing in every jurisdiction where its assets are located and wherever necessary to carry out its business and operations, except in jurisdictions where the failure to be so qualified or in good standing has not had and will not have a Material Adverse Effect.


                                    Page 113 of 208 pages

     C. Conduct of Business. Company and its Subsidiaries are engaged only in and will engage only in the businesses permitted to be engaged in pursuant to subsection 6.13.

     D. Subsidiaries. All of the Subsidiaries of Company as of the Closing Date are identified in Schedule 4.1 annexed hereto. The capital stock of each of the corporate Subsidiaries of Company identified in Schedule 4.1 annexed hereto is duly authorized, validly issued, fully paid and nonassessable and none of such capital stock constitutes Margin Stock. Each of the corporate Subsidiaries of Company identified in Schedule 4.1 annexed hereto is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation set forth therein, has all requisite corporate power and authority to own and operate its property and to carry on its business as now conducted and as proposed to be conducted, and is qualified to do business and in good standing in every jurisdiction where its assets are located and wherever necessary to carry out its business and operations, in each case except where failure to be so qualified or in good standing or a lack of such corporate power and authority has not had a Material Adverse Effect. Each of the Subsidiaries of Company identified in Schedule 4.1 annexed hereto which is a trust, limited liability company, partnership or joint venture is duly formed, validly existing and in good standing under the laws of its respective jurisdiction of organization set forth therein, has all requisite power and authority to own and operate its property and to carry on its business as now conducted and as proposed to be conducted, and is qualified to do business and in good standing in every jurisdiction where its assets are located and wherever necessary to carry out its business and operations, in each case except where failure to be so qualified or in good standing or a lack of such partnership power and authority has not had a Material Adverse Effect. Schedule 4.1 annexed hereto correctly sets forth, as of the Closing Date, the ownership interest of Company and each of its Subsidiaries in each of the Subsidiaries of Company identified therein.

     E. Capitalization. The authorized capital of the Company consists solely of an unlimited number of Common Shares, of which 11,017,760 are issued and outstanding, 2,000,000 are reserved for issuance under Company's dividend reinvestment program and 1,000,000 are reserved for issuance upon the exercise of outstanding options for Common Shares. All outstanding Common Shares were duly authorized, are fully paid and nonassessable, and were validly issued in accordance with federal and state securities laws.

          Except as contemplated herein and as described in Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 1996 with respect to compensation payable to Leonard G. Levine, president of Company and



                                    Page 114 of 208 pages

Company's existing stock option plan, no options, calls, warrants, conversion privileges, preemptive rights, rights of first refusal or other commitments or rights, of any character whatsoever, are presently outstanding or in existence with respect to the purchase or other acquisition of any of the authorized but unissued Common Shares or any other equity Security of Company.

4.2     Authorization of Borrowing, etc.

     A. Authorization. The execution, delivery and performance of the Share Purchase Agreement and the Loan Documents to be executed by Company have been duly authorized by all necessary action on the part of each of the respective entities. The Board of Trustees has taken all necessary action to exempt the ownership by each Lender of Common Shares and Preferred Shares issued and issuable pursuant to the Share Purchase Agreement and this Agreement from the Limit, as that term is defined in Section 7.12.3 of the Declaration of Trust.

     B. No Conflict. The execution, delivery and performance by Company of the Share Purchase Agreement, and the execution, delivery and performance of the Loan Documents by Company and its respective Subsidiaries, as applicable, and the consummation of the transactions contemplated thereby, do not and will not (i) violate any provision of any law or any governmental rule or regulation applicable to Company or any of its Subsidiaries (as the case may be), the Declaration of Trust or Bylaws of Company or any of its corporate Subsidiaries, the partnership agreements of any of its Subsidiaries which are partnerships or joint ventures, or any order, judgment or decree of any court or other agency of government binding on Company or any of its Subsidiaries (as applicable), (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any Contractual Obligation of Company or any of its Subsidiaries (as the case may be), (iii) result in or require the creation or imposition of any Lien upon any of the properties or assets of Company or any of its Subsidiaries (other than Liens in favor of Lenders), or (iv) require any approval of shareholders or any approval or consent of any Person under any Contractual Obligation of Company or any of its Subsidiaries, except for such approvals or consents which will be obtained on or before the Closing Date and disclosed in writing to Lenders.

     C. Governmental Consents. To the best knowledge of Company, the execution, delivery and performance by Company of the Share Purchase Agreement, and the execution, delivery and performance of the Loan Documents by Company and its respective Subsidiaries, as applicable, and the consummation of the transactions contemplated thereby, do not and will not require any registration with, consent or approval of, or notice to, or other action to, with or by, any federal, state or other governmental authority or regulatory body, except for any of the foregoing which will be made or



                                    Page 115 of 208 pages
obtained by Company on or before the Closing Date, other than approval by NASDAQ of the listing of the Common Shares issued pursuant to the Share Purchase Agreement, and of Preferred Shares or Common Shares issuable upon conversion of the Loans and Preferred Shares.

     D. Binding Obligation. The Share Purchase Agreement has been duly executed and delivered by Company and is the legally valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability. Each of the Loan Documents has been duly executed and delivered by Company and its respective Subsidiaries, as applicable, and is the legally valid and binding obligation of Company and/or its respective Subsidiaries (as the case may be) enforceable against Company and/or its respective Subsidiaries (as the case may be) in accordance with its respective terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability.

4.3 Financial Condition. Company has heretofore delivered to Lenders the following financial statements and information: (i) the audited consolidated balance sheets of Company and its Subsidiaries at December 31, 1996 and the related consolidated statements of income and expenses, shareholders' equity and cash flows of Company and its Subsidiaries for the Fiscal Year ended December 31, 1996, and (ii) the unaudited consolidated balance sheets of Company and its Subsidiaries at June 30, 1997 and the related unaudited consolidated statements of income, shareholders' equity and cash flows of Company and its Subsidiaries for the six months ended June 30, 1997. All such statements were prepared in conformity with GAAP and fairly present the financial condition (on a consolidated basis) of Company and its Subsidiaries at the respective dates thereof and the results of operations and cash flows (on a consolidated basis) of Company and its Subsidiaries at the respective dates thereof, subject, in the case of any such unaudited financial statements, to changes resulting from audit and normal year-end adjustments. As of the Closing Date, Company does not have any Contingent Obligation, contingent liability or liability for taxes, long-term lease or unusual forward or long-term commitment that is not reflected in the financial statements identified in clauses (i) and (ii) above or the notes thereto which would have a Material Adverse Effect on Company or any of its Subsidiaries.

4.4 No Material Adverse Effect; No Restricted Junior Payments. Since December 31, 1996 (except as disclosed in Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997), (i) no event or



                                    Page 116 of 208 pages
change has occurred that has caused or evidences, either in any case or in the aggregate, a Material Adverse Effect, and (ii) neither Company nor any of its Subsidiaries has directly or indirectly declared, ordered, paid or made, or set apart any sum or property for, any Restricted Junior Payment or agreed to do so except as permitted by subsection 6.5.

4.5 Title to Properties; Liens. Company and its Subsidiaries have (i) good, marketable and legal title to (in the case of fee interests in real property), (ii) valid leasehold interests in (in the case of leasehold interests in real or personal property), or (iii) good title to (in the case of all other personal property), all of their respective properties and assets reflected in the financial statements referred to in subsection 4.3, in each case except for assets disposed of since the date of such financial statements in the ordinary course of business and disclosed in writing to Lenders or as otherwise permitted under subsection 6.7. Except as permitted by this Agreement, all such properties and assets are free and clear of Liens. Each Facility as of the Closing Date is described on Schedule 4.5.

4.6 Litigation; Adverse Facts. Except as set forth in Schedule 4.6 annexed hereto, there are no actions, suits, proceedings, arbitrations or governmental investigations (whether or not purportedly on behalf of Company or any of its Subsidiaries) at law or in equity or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, pending or, to the knowledge of Company, threatened against or affecting Company or any of its Subsidiaries or any property of Company or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. Neither Company nor any of its Subsidiaries is (i) in violation of any applicable laws that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect or (ii) subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any court or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

4.7 Payment of Taxes. Except to the extent permitted by subsection 5.3, all tax returns and reports of Company and its Subsidiaries required to be filed by any of them have been timely filed, and all taxes, assessments, fees and other governmental charges upon Company and its Subsidiaries and upon their respective properties, assets, income, businesses and franchises which



                                    Page 117 of 208 pages
are due and payable have been paid when due and payable except for those that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted for which such reserve or other appropriate provision, if any, required in conformity with GAAP has been made. Company knows of no proposed tax assessment against Company or any of its Subsidiaries which is not being actively contested by Company or such Subsidiary in good faith and by appropriate proceedings; provided that such reserves or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made or provided therefor.

4.8     Performance of Agreements; Materially Adverse Agreements.

     A. Neither Company nor any of its Subsidiaries is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any of its Contractual Obligations, and no condition exists that as of the Closing Date, with the giving of notice or the lapse of time or both, would constitute such a default, except where the consequences, direct or indirect, of such default or defaults, if any, would not have a Material Adverse Effect.

     B. Neither Company nor any of its Subsidiaries is a party to or is otherwise subject to any agreements or instruments or any charter or other internal restrictions which, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

4.9 Governmental Regulation. Neither Company nor any of its Subsidiaries is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act or the Investment Company Act of 1940 or under any other federal or state statute or regulation which may limit its ability to incur Indebtedness or which may otherwise render all or any portion of the Obligations unenforceable.

4.10 Securities Activities. Neither Company nor any of its Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock, and not more than 25% of the value of the assets of Company (or of Company and its Subsidiaries on a consolidated basis) consists of Margin Stock.







                                    Page 118 of 208 pages

4.11     Employee Benefit Plans.

     A. Company and each of its ERISA Affiliates are in compliance with all applicable provisions and requirements of ERISA and the regulations and published interpretations thereunder with respect to each Employee Benefit Plan, and have performed all their obligations under each Employee Benefit Plan.

     B.     No ERISA Event has occurred or is reasonably expected to occur.

     C. Except to the extent required under Section 4980B of the Internal Revenue Code, no Employee Benefit Plan provides health or welfare benefits (through the purchase of insurance or otherwise) for any retired or former employees of Company or any of its ERISA Affiliates.

     D. As of the most recent valuation date for any Pension Plan, there are no unfunded benefit liabilities (as defined in Section 4001(a)(18) of ERISA).

4.12 Certain Fees. Other than the fee to Josephthal Lyon & Ross, Inc. for financial advisory services and the fee to Leveraged Equity Management, Inc., described in subsection 3.1D(iii) above (the payment of which is Company's obligation on the Closing Date from the proceeds of the Loan), no broker's or finder's fee or commission will be payable with respect to this Agreement or any of the transactions contemplated hereby, and Company hereby indemnifies Lenders against, and agrees that it will hold Lenders harmless from, any claim, demand or liability for any such broker's or finder's fees alleged to have been incurred in connection herewith or therewith and any expenses (including reasonable fees, expenses and disbursements of counsel) arising in connection with any such claim, demand or liability. Lenders hereby represent and warrant to Company that, other than with respect to Leveraged Equity Management, Inc., Lenders have not entered into any agreement with or incurred any obligation to any entity which might result in the obligation to pay a broker's or finder's fee or commission, and Lenders agree to indemnify Company against, and hold Company harmless from, any claim, demand or liability (including reasonable fees, expenses and disbursements of counsel) arising from a breach of such representation and warranty.

4.13 Environmental Protection. Except as set forth in Schedule 4.13 annexed hereto Company and each of its Subsidiaries are in material compliance with all applicable Environmental Laws.

4.14 Employee Matters. There is no strike or work stoppage in existence or threatened involving Company or any of its Subsidiaries that could reasonably be expected to have a Material Adverse Effect.





                                    Page 119 of 208 pages

4.15 Insurance. Schedule 4.15 annexed hereto sets forth a complete and accurate list of all policies of insurance in effect as of the Closing Date for Company and its Subsidiaries. No notice of cancellation has been received with respect to such policies and Company and its Subsidiaries are in compliance with all conditions contained in such policies.

4.16 Disclosure. The projections and pro forma financial information contained in any materials furnished to Lenders by or on behalf of Company or any of its Subsidiaries are based upon good faith estimates and assumptions believed by Company to be reasonable at the time made, provided that no assurance can be given that the projected results will be realized or with respect to the activity of Company and its Subsidiaries to achieve the projected results, it being recognized by Lenders that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ, in any material manner, from the projected results. There are no facts known (or which should upon the reasonable exercise of diligence be known) to Company (other than matters of a general economic nature) that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect and that have not been disclosed herein or in such other documents, certificates and statements furnished to Lenders for use in connection with the transactions contemplated hereby.

4.17 REIT Status. Company has, at all times, since 1986, qualified as a REIT under the provisions of the Internal Revenue Code. Each Subsidiary that is a corporation is a qualified REIT subsidiary, as that term is defined in the Internal Revenue Code.

4.18 Registration Rights. Except as contemplated by the Share Purchase Agreement, Company's existing stock option plan and an employment agreement with Leonard G. Levine, Company is not under any obligation to "register" any of its presently outstanding securities or any of its securities which may hereafter be issued. For the purposes of the foregoing, the term "register" refers to a registration effected by filing a registration statement in compliance with the Securities Act of 1933, or the securities laws of any state.

4.19 Shareholder Agreements. Except as required by this Agreement, there are no agreements or arrangements between Company and any of Company's shareholders, or to Company's knowledge, between or among any of Company's shareholders, which grant special rights with respect to any shares of Company's equity security or subject to provisions of the Declaration of Trust which affect any shareholder's ability or right freely to alienate or vote such shares.

4.20 Status of Advisor under Declaration of Trust. No Advisor, as that term is defined in Section 1.5 of the Declaration of Trust, is currently acting in the capacity contemplated by the Declaration of Trust, and there are currently no Class B Trustees (as that term is defined in Section 1.5 of the Declaration of Trust).

                                    Page 120 of 208 pages

Section 5.     COMPANY'S AFFIRMATIVE COVENANTS

          Company covenants and agrees that, until termination of this Agreement and payment in full of the Loans, unless Agent, on behalf of Lenders, shall otherwise give prior written consent, Company shall perform, and shall cause each of its Subsidiaries to perform, all covenants in this
Section 5.

5.1 Financial Statements and Other Reports. Company will maintain a system of accounting established and administered in accordance with sound business practices to permit preparation of financial statements (including those relating to its Subsidiaries) in conformity with GAAP. Company will deliver to Agent:

          (i) Quarterly Financials: within five days after made available to the public, the Quarterly Report on Form 10-Q of Company and its Subsidiaries for each calendar quarter (other than for the final quarter of any Fiscal Year, as Company will file the Annual Report on Form 10-K as provided in subsection 5.1(ii) below for the year in which such final quarter occurs);

          (ii) Year-End Financials: (a) within five days after made available to the public, the Annual Report on Form 10-K of Company and its Subsidiaries for such Fiscal Year, and (b) within five days after delivered to shareholders, the Annual Report to Shareholders for such Fiscal Year, and (c) with respect to the consolidated financial statements contained in the Form 10-K, a report thereon from independent certified public accountants of recognized national standing selected by Company and satisfactory to Lenders (and Lenders hereby agree that Ernst & Young LLP, Company's present certified public accountants, is satisfactory), which report shall express no doubts about the ability of Company and its Subsidiaries to continue as a going concern, and shall state that such consolidated financial statements fairly present the consolidated financial position of Company and its Subsidiaries at the dates indicated and the results of their operations and their cash flows for the periods indicated in conformity with GAAP applied on a basis consistent with prior years (except as otherwise disclosed in such financial statements) and that the examination by such accountants in connection with such consolidated financial statements has been made in accordance with generally accepted auditing standards, and which report shall be provided concurrently with the report provided pursuant to clause (a) hereof;

          (iii) Officer's and Compliance Certificates: together with each delivery of financial statements of Company and its Subsidiaries pursuant to subdivisions (i) and (ii) above, an Officer's Certificate of Company stating that the signers have reviewed the terms of this Agreement and have made, or caused to be made under their supervision, a review in reasonable detail of the transactions and condition of Company and its


                                    Page 121 of 208 pages

     Subsidiaries during the accounting period covered by such financial statements and that such review has not disclosed the existence during or at the end of such accounting period, and that the signers do not have knowledge of the existence as at the date of such Officer's Certificate, of any condition or event that constitutes an Event of Default or Potential Event of Default, or, if any such condition or event existed or exists, specifying the nature and period of existence thereof and what action Company has taken, is taking and proposes to take with respect thereto; and together with each delivery of the financial statements of Company and its Subsidiaries pursuant to subdivision (ii) above, a Compliance Certificate demonstrating in reasonable detail compliance during and at the end of the applicable accounting periods with the restrictions contained in Section 6;

          (iv) Financial Plans and Monthly Financial Statements Prepared for Management: as soon as practicable following preparation and distribution thereof to management, (1) annually, a consolidated plan and financial forecast, prepared on a cash basis, for such Fiscal Year, including without limitation (a) forecasted consolidated balance sheets and forecasted consolidated operating results of Company and its Subsidiaries for such Fiscal Year and the two succeeding Fiscal Years,
     (b) forecasted consolidated operating results of Company and its Subsidiaries for each quarter of each such Fiscal Year, together with an explanation of the assumptions on which such forecasts are based and (c) such other information and projections as Lenders reasonably may request and (2) monthly, consolidated financial statements for Company and Subsidiaries, in each case in the form used for Company's internal purposes (Lenders acknowledge that Company has no obligation to provide monthly consolidated financial statements unless and until such statements are completed for Company's internal purposes);

          (v) Accountants' Reports: promptly upon receipt thereof (unless restricted by applicable professional standards), copies of any reports which may be submitted to Company by independent certified public accountants in connection with each annual, interim or special audit of the financial statements of Company and its Subsidiaries made by such accountants, including, without limitation, any comment letter submitted by such accountants to management in connection with their annual audit;

          (vi) SEC Filings and Press Releases: within five days after their becoming available to the public, copies of (a) all financial statements, reports, notices and proxy statements sent or made available generally by Company to its security holders or by any Subsidiary of Company to its security holders other than Company or another Subsidiary of Company, (b) all regular and periodic reports and all registration statements (other than on Form S-8 or a similar form) and prospectuses, if any, filed by Company or any of its Subsidiaries with any securities exchange or with the Securities and Exchange Commission or any



                                    Page 122 of 208 pages
     governmental or private regulatory authority, and (c) all press releases and other statements made available generally by Company or any of its Subsidiaries to the public concerning material developments in the business of Company or any of its Subsidiaries;

          (vii) Events of Default, etc.: promptly upon Company obtaining knowledge (a) of any condition or event that constitutes an Event of Default or Potential Event of Default, (b) that any Person has given any notice to Company or any of its Subsidiaries or taken any other action with respect to a claimed default or event or condition of the type referred to in subsection 7.2, (c) of any condition or event that would be required to be disclosed in a Current Report on Form 8-K filed by Company with the Securities and Exchange Commission (Items 1, 2, 4 and 6 of such Form as in effect on the date hereof) if Company were required to file such reports under the Exchange Act, or (d) of the occurrence of any event or change that has caused or evidences, either in any case or in the aggregate, a Material Adverse Effect, Company shall notify Agent of such matter, specifying the nature and period of existence of such condition, event or change, or specifying the notice given or action taken by any such Person and the nature of such claimed Event of Default, Potential Event of Default, default, event or condition, and what action Company has taken, is taking and proposes to take with respect thereto;

          (viii) Litigation or Other Proceedings: promptly upon any officer of Company obtaining knowledge of (X) the institution of, or non-frivolous threat of, any action, suit, proceeding (whether administrative, judicial or otherwise), governmental investigation or arbitration against or affecting Company or any of its Subsidiaries or any property of Company or any of its Subsidiaries (collectively, "Proceedings") not previously disclosed in writing by Company to Agent or
     (Y) any material development in any Proceeding that, in any case:

               (1) if adversely determined, has a reasonable possibility of giving rise to a Material Adverse Effect; or

               (2) seeks to enjoin or otherwise prevent the consummation of, or to recover any damages or obtain relief as a result of, the transactions contemplated hereby;

written notice thereof together with such other information as may be reasonably available to Company to enable Agent and its counsel to evaluate such matters;

          (ix) ERISA Events: promptly upon becoming aware of the occurrence of or forthcoming occurrence of any ERISA Event, a written notice specifying the nature thereof, what action Company or any of its ERISA Affiliates has taken, is taking or proposes to take with respect thereto and, when known, any action taken or threatened by the Internal Revenue Service, the Department of Labor or the PBGC with respect thereto;


                                    Page 123 of 208 pages

          (x) ERISA Notices: with reasonable promptness, copies of (a) each Schedule B (Actuarial Information) to the annual report (Form 5500 Series) filed by Company or any of its ERISA Affiliates with the Internal Revenue Service with respect to each Pension Plan; (b) all notices received by Company or any of its ERISA Affiliates from a Multiemployer Plan sponsor concerning an ERISA Event; and (c) such other documents or governmental reports or filings relating to any Employee Benefit Plan as Agent shall reasonably request;

          (xi) Insurance: as soon as practicable, and in any event within 30 days after the date of renewal of any material insurance policies, a report in form and substance satisfactory to Agent outlining all material insurance coverage maintained as of the date of such report by Company and its Subsidiaries and all material insurance coverage planned to be maintained by Company and its Subsidiaries in the immediately succeeding policy period;

          (xii) Environmental Audits and Reports: as soon as practicable following receipt thereof, copies of all environmental audits and reports, whether prepared by personnel of Company or any of its Subsidiaries or by independent consultants, or which relate to an Environmental Claim which could result in a Material Adverse Effect;

          (xiii) Board of Trustees: with reasonable promptness, written notice of any change in the Board of Trustees of Company or any of its Subsidiaries; and

          (xiv) Other Information: with reasonable promptness, such other information and data with respect to Company or any of its Subsidiaries, the Facilities as from time to time may be reasonably requested by Agent.

5.2 Corporate and Partnership Existence, etc.; Status as Real Estate Investment Trust. Except as permitted under subsection 6.7, Company will, and will cause each of its Subsidiaries to, at all times preserve and keep in full force and effect its trust, corporate and partnership existence (as the case may be) and all rights and franchises material to its business. Company will at all times maintain its status as a REIT under the Internal Revenue Code.

5.3 Payment of Taxes and Claims; Tax Consolidation. Company will, and will cause each of its Subsidiaries to, pay all taxes, assessments and other governmental charges imposed upon it or any of its properties or assets or in respect of any of its income, businesses or franchises before any penalty accrues thereon, and all claims (including, without limitation, claims for labor, services, materials and supplies) for sums that have become due and payable and that by law have or may become a Lien upon any of its properties or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; provided that no such charge or claim need be paid if being contested in good faith by appropriate proceedings promptly instituted and



                                    Page 124 of 208 pages
diligently conducted and if such reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor. Company will not, nor will it permit any of its Subsidiaries to, file or consent to the filing of any consolidated income tax return with any Person (other than Company or any of its Subsidiaries).

5.4     Maintenance and Development of Properties; Insurance.

     A. With respect to improved properties owned by Company or its Subsidiaries, Company will, and will cause each of its Subsidiaries to, maintain or cause to be maintained in good repair, working order and condition, ordinary wear and tear excepted, all such properties, and from time to time will make or cause to be made all appropriate repairs, renewals and replacements thereof.

     B. Company will maintain or cause to be maintained the insurance described on Schedule 4.15 annexed hereto, and such additional insurance as appropriate under the circumstances in Company's reasonable judgment, with respect to its properties and business and the properties and businesses of its Subsidiaries. Certified copies of all such policies, and endorsements and renewals thereof, shall be delivered to Lenders.

     C. Company will comply, and will cause its Subsidiaries to comply, with all of its (or their) respective obligations under all leases, licenses, agreements and contracts relating to the Facilities, to which the Company and/or its Subsidiaries (as the case may be) are a party, including, without limitation, all ground leases and master leases under which a Subsidiary is the ground lessee or master lessee. Without limiting the generality of foregoing, Company shall cause to be paid when due all rents and other payments due under any ground lease or master lease under which a Subsidiary is the lessee, and none of the Subsidiaries shall cancel, terminate, abandon or surrender, or modify or amend in any material respect, any such ground lease or master lease, or take any action which would have the effect of impairing or limiting such Subsidiary's rights as the ground lessee or the master lessee thereunder; provided, however, that this subsection 5.4C shall not prohibit the acquisition by Company or a Subsidiary (subject to compliance with other provisions of this Agreement) of a fee interest in any Facility with respect to which Company or a Subsidiary is a ground lessee.

5.5 Inspection; Lender Meetings. Company shall, and shall cause each of its Subsidiaries to, permit any authorized representatives designated by Lenders to visit and make reasonable inspections of any of the Facilities of Company or any of its Subsidiaries, including its and their financial and accounting records, and to make copies and take extracts therefrom, and to discuss its and their affairs, finances and accounts with its and their officers and independent public accountants (provided that Company may, if it so chooses, be present at or participate in any such discussion), all upon reasonable notice and at such reasonable times during normal business hours


                                    Page 125 of 208 pages
and as often as may be reasonably requested, and in a manner that will not unreasonably disrupt operations at the Facilities. Without in any way limiting the foregoing, Company will, upon the request of Agent, participate in periodic meetings with Lenders to be held at Company's corporate offices (or such other location as may be agreed to by Company and Agent) at such times as may be agreed to by Company and Agent.

5.6 Compliance with Laws, etc. Company shall, and shall cause each of its Subsidiaries to, comply with the requirements of all applicable laws, rules, regulations and orders of any governmental authority, noncompliance with which could reasonably be expected to cause a Material Adverse Effect.

5.7     Environmental Disclosure.

     A. Company shall, and shall cause each of its Subsidiaries to, exercise due diligence in order to comply and cause, to the extent possible
(i) all tenants under any leases or occupancy agreements affecting any portion of the Facilities and (ii) all other Persons on or occupying such property, to comply with all applicable Environmental Laws.

     B. Company shall promptly advise Agent in writing and in reasonable detail, with respect to any Facility, of (i) any Release of any Hazardous Materials required to be reported to any federal, state or local governmental or regulatory agency under any applicable Environmental Laws, (ii) any and all written communications with respect to any Environmental Claims that have a reasonable possibility of giving rise to a Material Adverse Effect or with respect to any Release described in the preceding clause (i), (iii) any remedial action taken by Company or any other Person in response to (x) any Hazardous Materials on, under or about any Facility, the existence of which has a reasonable possibility of resulting in an Environmental Claim having a Material Adverse Effect, or (y) any Environmental Claim that could have a reasonable probability of causing or resulting in a Material Adverse Effect,
(iv) Company's discovery of any occurrence or condition on any real property adjoining or in the vicinity of any Facility that could cause such Facility or any part thereof to be subject to any restrictions on the ownership, occupancy, transferability or use thereof under any applicable Environmental Laws, and (v) any request for information from any governmental agency that suggests such agency is investigating whether Company or any of its Subsidiaries may be potentially responsible for a Release of Hazardous Materials.

     C. Company shall, at its own expense, provide copies of such documents or information in the possession or control of Company as Agent may reasonably request in relation to any matters disclosed pursuant to this subsection 5.7.





                                    Page 126 of 208 pages

5.8     Company's Remedial Action Regarding Hazardous Materials.

          Company shall promptly take, and shall cause each of its Subsidiaries promptly to take, any and necessary remedial action in connection with the presence, storage, use, disposal, transportation or Release of any Hazardous Materials on, under or about any of its or their properties in order to comply with all applicable Environmental Laws and Governmental Authorizations. In the event Company or any of its Subsidiaries undertakes any remedial action with respect to any Hazardous Materials, Company or such Subsidiary shall conduct and complete such remedial action in compliance with all applicable Environmental Laws, and in accordance with the policies, orders and directives of all federal, state and local governmental authorities except when, and only to the extent that, Company's or such Subsidiary's liability for such presence, storage, use, disposal, transportation or discharge of any Hazardous Materials is being contested in good faith by Company or such Subsidiary.

5.9 Further Assurances. Company shall, and shall cause its Funded Subsidiaries to, from time to time, execute such documents, and reports as Agent at any time may reasonably request to evidence or otherwise implement the guaranties for repayment of the Obligations provided for in the Loan Documents. On or prior to a Funding Date of a Loan, the proceeds of which are made available by Company to a Funded Subsidiary to purchase a Facility, Company shall cause such Funded Subsidiary to guaranty the Obligations (such guaranty to be limited to the amount of the Loan Proceeds received by such Funded Subsidiary, plus interest accrued as specified herein and expenses of Lenders pursuant to subsection 8.2). The documentation for such guaranty shall be substantially in the form attached hereto as Exhibit VI.

5.10 Shareholder Approvals. As soon as practicable prior to Company's next annual meeting, Company shall convene a special meeting of its shareholders for the purpose of obtaining Shareholder Approval, Preferred Share Approval and Conversion Approval. If Shareholder Approval, Preferred Share Approval, Conversion Approval, or any combination thereof is not obtained at any such meeting or subsequent meeting, Company shall nonetheless convene subsequent meetings of its shareholders (which may be Company's annual meeting in 1998 and 1999) for the purpose of obtaining such approval.

5.11 Declaration of Trust and Capital Structure of Company. Following Shareholder Approval, the Declaration of Trust shall be substantially in a form that is mutually agreeable and the By-Laws of Company shall be in a form that shall be mutually agreeable; following Preferred Share Approval, the Declaration of Trust will include the Preferred Share Amendment annexed hereto as Exhibit IV. Following Shareholder Approval, an unlimited number of common shares of beneficial interest, without par value, and, subject to Preferred Share Approval, 200,000 preferred shares of beneficial interest, per share, shall be authorized. No preferred shares of beneficial interest shall be issued and outstanding immediately after the Preferred Share Approval, other than Preferred Shares, if any, issued upon conversion of the Loans.


                                    Page 127 of 208 pages

Section 6.     COMPANY'S NEGATIVE COVENANTS

          Company covenants and agrees that, until termination of this Agreement and payment in full of the Loans, unless Lenders shall otherwise give prior written consent, Company shall perform, and shall cause each of its Subsidiaries to perform, all covenants in this Section 6.

6.1 Indebtedness. Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or guaranty, or otherwise become or remain directly or indirectly liable with respect to, any Indebtedness, except:

          (i)     Indebtedness incurred pursuant to the Loan Documents;

          (ii) Company and its Subsidiaries may become and remain liable with respect to Contingent Obligations permitted by subsection 6.4 and, upon any matured obligations actually arising pursuant thereto, the Indebtedness corresponding to the Contingent Obligations so extinguished;

          (iii) Company may become and remain liable with respect to Indebtedness to any of its wholly-owned Subsidiaries, and any wholly-owned Subsidiary of Company may become and remain liable with respect to Indebtedness to Company or any other wholly-owned Subsidiary of Company; and

          (iv) Company may remain liable or incur any Indebtedness not permitted by clauses (i) through (iii) after the date hereof, provided that after the date of incurrence thereof, taking such Indebtedness into account, (a) Company is in compliance with subsection 6.2 and subsection
     6.6 and (b) the aggregate amount of all such Indebtedness does not exceed the sum of (x) $127,887,515 and (y) three times the sum of (A) the Loans outstanding on such date and (B) the net proceeds to Company of the sale of any capital shares of Company (other than the Common Shares sold pursuant to the Share Purchase Agreement) received on or prior to such date; provided that the interest rate or rates of such Indebtedness shall be reasonably related to market rates in the mortgage loan interest rate market.

6.2     Liens and Related Matters.

     A. Prohibition on Liens. Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or permit to exist any Lien on or with respect to any property or asset of any kind (including any document or instrument in respect of goods or accounts receivable) of Company or any of its Subsidiaries, whether now owned or hereafter acquired, or any income or profits therefrom, or file or permit the filing of, or permit to remain in effect, any financing statement or other




                                    Page 128 of 208 pages
similar notice of any Lien with respect to any such property, asset, income or profits under the Uniform Commercial Code of any State or under any similar recording or notice statute, except:

          (i)     Permitted Encumbrances; and

          (ii)     Liens described in Schedule 6.2 annexed hereto.

     B. No Further Negative Pledges. Except with respect to specific property encumbered to secure payment of particular Indebtedness or to be sold pursuant to an executed agreement with respect to a sale of such property, neither Company nor any of its Subsidiaries shall enter into any agreement prohibiting the creation or assumption of any Lien upon any of its properties or assets, whether now owned or hereafter acquired.

     C. No Restrictions on Subsidiary Distributions to Company or Other Subsidiaries. Except as provided herein, Company will not, and will not permit any of its Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any such Subsidiary to (i) pay dividends or make any other distributions on any of such Subsidiary's equity Securities owned by Company or any other Subsidiary of Company, (ii) repay or prepay any Indebtedness owed by such Subsidiary to Company or any other Subsidiary of Company, (iii) make loans or advances to Company or any other Subsidiary of Company, or (iv) transfer any of its property or assets to Company or any other Subsidiary of Company.

6.3 Investments. Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, make or own any Investment in any Person, except:

          (i)     Company and its Subsidiaries may make and own
     Investments in Cash Equivalents;

          (ii) Company and its Subsidiaries may continue to own the Investments owned by them as of the Closing Date in any Subsidiaries of Company and in BMC;

          (iii) Company and its Subsidiaries may make intercompany loans to the extent permitted under subsection 6.1(iii);

          (iv) Company and its Subsidiaries may acquire Facilities pursuant to the Underwriting Guidelines; and

          (v) Company and its Subsidiaries may make capital expenditures permitted by subsection 6.8.




                                    Page 129 of 208 pages

6.4 Contingent Obligations. Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create or become or remain liable with respect to any Contingent Obligation, except:

          (i) Company and its Subsidiaries may become and remain liable with respect to Contingent Obligations in respect of customary indemnification and purchase price adjustment obligations incurred in connection with sales of property otherwise permitted under this Agreement;

          (ii) Company and its Subsidiaries may become and remain liable with respect to Contingent Obligations in respect of any Indebtedness of Company or any of its Subsidiaries permitted by subsection 6.1;

          (iii) Company may become and remain liable with respect to Contingent Obligations in respect of indemnification obligations under the Declaration of Trust, its By-laws or indemnification agreements made pursuant to the Declaration of Trust or By-laws with any of Company's trustees, officers, employees or agents, or any individual who has served in such capacity in another entity at Company's request; and

          (iv) Company and its Subsidiaries, as applicable, may remain liable with respect to Contingent Obligations described in Schedule 6.4 annexed hereto.

6.5 Restricted Junior Payments. Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, declare, order, pay, make or set apart any sum for any Restricted Junior Payment other than cash dividends and distributions paid by Company and any distribution by a Subsidiary of Company that is a partnership or joint venture to a partner which is not a Subsidiary of Company, if a partnership distribution is required under the terms of the respective partnership or joint venture agreement to be made concurrently with a distribution to Company (including repayment of loans made by a partner, return of capital contributions, distributions upon termination, or other fees payable to a partner).

6.6     Financial Covenants.

     A. Maximum Leverage Ratio. Company shall not permit the ratio of (i) Consolidated Total Debt to (ii) Consolidated Net Worth as of the last day of any calendar quarter to exceed the ratio of 3.00:1.00.

     B. Minimum Consolidated Net Worth. Company shall not permit Consolidated Net Worth as of the last day of any calendar quarter to be less than $52,500,000.

     C. Debt Coverage Ratio. Company shall not permit the ratio of (i) the sum of (a) Income before Minority Interest, Income (Loss) from Operations of Real Estate Ventures and Gain (Loss) on Disposition of Investment in Real Estate, (b) Interest Expense, (c) Depreciation and Amortization and (d)

                                    Page 130 of 208 pages

Amortization of Deferred Financing Fees to (ii) the sum of Interest Expense and scheduled debt principal payments for any calendar quarter (for purposes of this calculation, debt principal payments that are due only on an annual basis may be amortized over the three quarters prior to and the quarter in which the principal payment is due), as such items are shown on Company's Consolidated Financial Statements, to be less than 1.5:1.00.

6.7 Restriction on Fundamental Changes; Asset Sales and Acquisitions. Company shall not, and shall not permit any of its Subsidiaries to, alter the corporate, capital or legal structure of Company or any of its Subsidiaries, or enter into any transaction of merger or consolidation, or liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease, sub-lease, transfer or otherwise dispose of, in one transaction or a series of transactions, all or substantially all the business, property or fixed assets of, or stock or other evidence of beneficial ownership of, any Person or any division or line of business of any Person, except in the ordinary course of such Person's business or except:

          (i) any Subsidiary of Company may be merged with or into Company or any wholly-owned Subsidiary of Company, or be liquidated, wound up or dissolved, or all or any part of its business, property or assets may be conveyed, sold, leased, transferred or otherwise disposed of, in one transaction or a series of transactions, to Company or any wholly-owned Subsidiary of Company; provided that, in the case of any such merger or other transaction or series of transactions involving Company, Company must be the continuing or surviving corporation;

          (ii) with respect to Facilities which are otherwise sold or transferred as permitted under this Agreement, the Subsidiaries of Company which owned such Facility, and any direct parent thereof (other than Company) may be dissolved or merged into another Subsidiary of Company or Company, provided that all of the assets of the Subsidiary being dissolved or merged are first distributed to Company or a Subsidiary; and

          (iii) Company and its Subsidiaries may sell any individual Facility, or portions thereof, in bona-fide third party transactions.

In addition, Company shall not amend, modify, supplement or terminate the Administrative Services Agreement in any way which might have a Material Adverse Effect (including an amendment, modification or supplement which would alter the provisions for reimbursement of BMC by Company or its Subsidiaries).

6.8 Capital Expenditures and Tenant Improvements. Company shall not, and shall not permit its Subsidiaries to, make or incur capital expenditures and tenant improvements which, in any Fiscal Year, exceed in the aggregate for such Fiscal Year 115% of the amount of the anticipated total capital expenditures and tenant improvements shown on the applicable financial plan



                                    Page 131 of 208 pages
for such Fiscal Year delivered pursuant to subsection 5.1(iv).
Notwithstanding the foregoing, Company and its Subsidiaries may, in addition, incur capital expenditures in an amount not to exceed $1,500,000 in the aggregate to acquire land or construct a parking deck in order to comply with the provisions of the Office Lease Agreement dated as of February 14, 1990 between Colonial Penn Insurance Company and Alandco/Cascade, Inc., as amended.

6.9 Restriction on Leases and Sale-Leasebacks. Company shall not, and shall not permit any of its Subsidiaries to, become liable in any way, whether directly or by assignment or as a guarantor or other surety, for the obligations of the lessee under any lease of property (whether real, personal or mixed), or in a transaction in which Company or any of its Subsidiaries has sold property and intends to lease such property back from the buyer thereof, if such transaction will result in a Material Adverse Effect, provided that this subsection 6.9 shall not prohibit Company or any Subsidiary from leasing a Facility pursuant to a ground lease or acquiring a Facility subject to a ground lease.

6.10     Fiscal Year.  Company shall not change its Fiscal Year-end from
December 31.

6.11 Transactions with Shareholders and Affiliates. Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with any holder of 5% or more of any class of equity Securities of Company or with BMC or any Affiliate of Company or of any such holder, on terms that are less favorable to Company or that Subsidiary, as the case may be, than those that might be obtained at the time from Persons who are not such a holder or Affiliate; provided that the foregoing restriction shall not apply to (i) any transaction between Company and any of its wholly-owned Subsidiaries or between any of its wholly-owned Subsidiaries, (ii) reasonable and customary fees paid to members of the Boards of Directors of Company and its Subsidiaries, (iii) reimbursements to BMC pursuant to the Administrative Services Agreement, (iv) the salary and other compensation payable by Company to Leonard G. Levine, its president, in an amount and on the terms set forth in the existing employment contract with Company, (v) allowing a shareholder representation on the Board of Trustees or (vi) a waiver by the Board of Trustees of share ownership restrictions in the Declaration of Trust, provided that no such action shall adversely affect Company's status as a REIT.

6.12 Disposal of Subsidiary Stock. Except as permitted in subsection 6.2 and subsection 6.7, Company shall not directly or indirectly sell, assign, pledge or otherwise encumber or dispose of any shares of capital stock or other equity Securities of any of its Funded Subsidiaries, except to qualify directors if required by applicable law, or permit any of its Funded Subsidiaries directly or indirectly to sell, assign, pledge or otherwise encumber or dispose of any shares of capital stock or other equity Securities



                                    Page 132 of 208 pages
of any of its Funded Subsidiaries (including such Funded Subsidiary), except to Company, another Subsidiary of Company, or to qualify directors if required by applicable law.

6.13 Conduct of Business. From and after the Closing Date, Company shall not, and shall not permit any of its Subsidiaries to, engage in any business other than the businesses engaged in by Company and its Subsidiaries on the Closing Date.


Section 7.     EVENTS OF DEFAULT

          If any of the following conditions or events ("Events of Default") shall occur:

7.1 Failure to Make Payments When Due. Failure by Company to pay any installment of principal of or interest on the Loan when due, whether at stated maturity, by acceleration, by notice of voluntary prepayment, by mandatory prepayment or otherwise; or failure by Company to pay any fee or any other amount due under this Agreement within five days after the date due;

7.2     Default in Other Agreements.

          (i) Failure of Company or any of its Subsidiaries to pay when due (a) any principal of or interest on any Material Debt beyond the end of any grace period provided therefor; or (ii) breach or default by Company or any of its Subsidiaries with respect to any other material term of (a) any evidence of any Material Debt or (b) any loan agreement, mortgage, indenture or other agreement relating to such Material Debt, if the effect of such breach or default is to cause, or to permit the holder or holders of that Material Debt (or a trustee on behalf of such holder or holders) to cause, that Material Debt to become or be declared due and payable prior to its stated maturity or the stated maturity of any underlying obligation, as the case may be (upon the giving or receiving of notice, lapse of time, both, or otherwise); or

7.3 Breach of Certain Covenants. Failure of Company to perform or comply with any term or condition contained in subsection 2.5 or 5.2 or Section 6 of this Agreement; or

7.4 Breach of Warranty; Unqualified Financial Statement. Any representation, warranty, certification or other statement made by Company or any of its Subsidiaries in any Loan Document, the Share Purchase Agreement or in any statement or certificate at any time given by Company or any of its Subsidiaries in writing pursuant hereto or thereto or in connection herewith or therewith shall be false in any material respect on the Closing Date, or the certification by Company's accountants of the year-end consolidated financial statements to be delivered by Company pursuant to subsection 5.1(ii) above is not unqualified; or


                                    Page 133 of 208 pages

7.5 Other Defaults Under Loan Documents. Company or its Subsidiaries shall default in the performance of or compliance with any material term contained in this Agreement, any of the other Loan Documents or the Share Purchase Agreement, other than any such term referred to in any other subsection of this Section 7, and such default shall not have been remedied or waived within 30 days after receipt by Company of notice from any Lender of such default, where such default is not remedied within 30 days after receipt by Company of notice from any Lender (provided that if such default is not reasonably capable of being cured in such 30 day period, then such default shall not be an Event of Default if Company commences to cure such default within said 30 day period and thereafter diligently and continuously proceeds to cure such default or impairment within 90 days after receipt of notice from any Lender, subject to delays caused by Force Majeure Events); or

7.6 Involuntary Bankruptcy; Appointment of Receiver, etc. Either (i) a court having jurisdiction in the premises shall enter a decree or order for relief in respect of Company or any of its Subsidiaries in an involuntary case under the Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect, which decree or order is not stayed; or any other similar relief shall be granted under any applicable federal or state law; or (ii) an involuntary case shall be commenced against Company or any of its Subsidiaries under the Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over Company or any of its Subsidiaries, or over all or a substantial part of its property, shall have been entered; or there shall have occurred the involuntary appointment of an interim receiver, trustee or other custodian of Company or any of its Subsidiaries for all or a substantial part of its property; or a warrant of attachment, execution or similar process shall have been issued against any substantial part of the property of Company or any of its Subsidiaries, and any such event described in this clause (ii) shall continue for 60 days unless dismissed, bonded or discharged; or

7.7 Voluntary Bankruptcy; Appointment of Receiver, etc. Either (i) Company or any of its Subsidiaries shall have an order for relief entered with respect to it or commence a voluntary case under the Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect, or shall consent to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law, or shall consent to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property; or Company or any of its Subsidiaries shall make any assignment for the benefit of creditors; or (ii) Company or any of its Subsidiaries shall be unable, or shall fail generally, or shall admit in writing its inability, to pay its debts as such debts become due; or the Board of Trustees of Company or any of its Subsidiaries (or any committee thereof) shall adopt any resolution or otherwise authorize any action to approve any of the actions referred to in clause (i) above or this clause (ii); or

                                    Page 134 of 208 pages

7.8 Judgments and Attachments. Any money judgment, writ or warrant of attachment or similar process involving (i) in any individual case an amount in excess of $500,000 or (ii) in the aggregate at any time an amount in excess of $1,000,000 (in either case not adequately covered by insurance as to which a solvent and unaffiliated insurance company has acknowledged coverage) shall be entered or filed against Company or any of its Subsidiaries or any of their respective assets and shall remain undischarged, unvacated, unbonded or unstayed for a period of 60 days (or in any event later than five days prior to the date of any proposed sale thereunder); or

7.9 Dissolution. Any order, judgment or decree shall be entered against Company or any of its Subsidiaries (other than Subsidiaries which Company is permitted to liquidate, wind-up or dissolve pursuant to subsection 6.7(ii) above) decreeing the dissolution or split up of Company or that Subsidiary and such order shall remain undischarged or unstayed for a period in excess of 45 days; or

7.10 Employee Benefit Plans. There shall occur one or more ERISA Events which individually or in the aggregate results in or might reasonably be expected to result in liability of Company or any of its ERISA Affiliates in excess of $500,000 during the term of this Agreement; or there shall exist an amount of unfunded benefit liabilities (as defined in Section 4001(a)(18) of ERISA), individually or in the aggregate for all Pension Plans (excluding for purposes of such computation any Pension Plans with respect to which assets exceed benefit liabilities), which exceeds $500,000; or

7.11 Change in Control. Any Person (other than Lenders or Affiliates of Lenders) or any two or more Persons acting in concert shall have acquired beneficial ownership (within the meaning of Rule 13d-3 of the Securities and Exchange Commission under the Exchange Act), directly or indirectly, of equity Securities of Company (or other Securities convertible into such equity Securities) representing more than 50% of the combined voting power of all equity Securities of Company entitled to vote in the election of directors, other than Securities having such power only by reason of the happening of a contingency; or

THEN (i) upon the occurrence of any Event of Default described in subsection
7.6 or 7.7, each of (a) the unpaid principal amount of and accrued interest on the Loan and (b) all other Obligations shall automatically become immediately due and payable, without presentment, demand, protest or other requirements of any kind, all of which are hereby expressly waived by Company, and (ii) upon the occurrence and during the continuation of any other Event of Default, Agent or Lenders, by written notice to Company, may declare all or any portion of the amounts described in clauses (a) and (b) above to be, and the same shall forthwith become, immediately due and payable. In addition, upon any Event of Default, Lenders, at their option and without notice to or demand upon Company or its Subsidiaries (which are expressly waived by Company and its Subsidiaries), may proceed to protect, exercise and enforce its rights and remedies provided in the Loan Documents, and all other rights and remedies available at law and in equity.

                                    Page 135 of 208 pages

          Notwithstanding anything contained in the preceding paragraph, if at any time within 60 days after an acceleration of the Loan pursuant to such paragraph Company shall pay all arrears of interest and all payments on account of principal which shall have become due otherwise than as a result of such acceleration (with interest on principal and, to the extent permitted by law, on overdue interest, at the rates specified in this Agreement) and all Events of Default and Potential Events of Default (other than non-payment of the principal of and accrued interest on the Loans, in each case which is due and payable solely by virtue of acceleration) shall be remedied or waived pursuant to subsection 8.5, then Lenders, by written notice to Company, may at its option rescind and annul such acceleration and its consequences; but such action shall not affect any subsequent Event of Default or Potential Event of Default or impair any right consequent thereon. The provisions of this paragraph are intended merely to bind Lenders to a decision which may be made at the election of Lenders and are not intended to benefit Company and do not grant Company the right to require Lenders to rescind or annul any acceleration hereunder, even if the conditions set forth herein are met.


Section 8.     MISCELLANEOUS

8.1 Assignments and Participation in Loans. Each Lender shall have the right, at any time after the Closing Date, to (i) sell, assign or transfer to any party, or (ii) sell a participation to any Person in, all or any part of its Pro Rata Share of the Loan or any other interest herein or in any other Obligations owed to it; provided that (a) the selling, assigning or transferring Lender shall notify Agent and Company concurrently with such sale, assignment or transfer, the Person to whom such sale, assignment or transfer was made, and any deduction, withholding or payment requirements under subsection 2.6 to which such Person is subject (which deduction, withholding or payment requirements will not be greater than those to which the selling, assigning or transferring Lender was subject, and (b) no such sale, assignment, transfer or participation shall (I) without the consent of Company (and except as otherwise may be provided in the Share Purchase Agreement), require Company to file a registration statement with the Securities and Exchange Commission or apply to qualify such sale, assignment, transfer or participation under the securities laws of any state or (II) in and of itself result in Company failing to meet the requirements of the Internal Revenue Code with respect to qualification as a REIT. To the extent of any such sale, assignment or transfer in accordance with clause (i) above, such Lender shall be relieved of its obligations with respect to its Pro Rata Share of the Loan or other Obligations or the portion thereof so assigned arising from and after the effective date of such assignment (which effective date shall be set forth in the notice delivered pursuant to clause (a) above). From and after the effective date of such assignment, (x) the assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such assignment, shall have the rights and obligations of a Lender hereunder and (y) such Lender shall relinquish its rights and be released from its obligations under


                                    Page 136 of 208 pages
this Agreement arising from and after the date of such assignment (and, in the case of an assignment covering all or the remaining portion of such Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto). Such Lender may furnish any information concerning Company and its Subsidiaries in the possession of such Lender from time to time to assignees and participants (including prospective assignees and participants), subject to subsection 8.17.

8.2 Expenses. Whether or not the transactions contemplated hereby shall be consummated, Company agrees to pay promptly (i) all the costs of furnishing all opinions by counsel for Company (including without limitation any opinions requested by Agent or Lenders as to any legal matters arising hereunder) and of Company's performance of and compliance with all agreements and conditions on its part to be performed or complied with under this Agreement, the other Loan Documents and the Share Purchase Agreement, including, without limitation, with respect to confirming compliance with environmental and insurance requirements; (ii) the actual and reasonable costs and expenses of preparing the Loan Documents and the Share Purchase Agreement, including the reasonable fees, expenses and disbursements of counsel to Agent and Lenders in connection with the negotiation, preparation and execution of the Loan Documents and the Share Purchase Agreement, the administration of the Loan, and any consents, amendments, waivers or other modifications hereto or thereto and any other documents or matters requested by Company; (iii) all other actual and reasonable costs and expenses incurred by Agent or Lenders in connection with the negotiation, preparation and execution of the Loan Documents and the Share Purchase Agreement and the transactions contemplated hereby and thereby (including, without limitation, costs of investigations and inspections of Company and its Subsidiaries and their respective assets, and travel expenses of Agent, Lenders and their agents and attorneys); (iv) after the occurrence of an Event of Default, all costs and expenses, including reasonable attorneys' fees and expenses (including allocated costs of internal counsel, and fees billed for law clerks, paralegals, librarians and others not admitted to the bar but performing services under the supervision of an attorney) and costs of settlement, incurred by Agent or Lenders in enforcing any Obligations of or in collecting any payments due from Company hereunder or under the other Loan Documents by reason of such Event of Default or in connection with any refinancing or restructuring of the credit arrangements provided under this Agreement in the nature of a "work-out", pursuant to any insolvency or bankruptcy proceedings or in connection with enforcing any judgment. Agent and Lenders acknowledge that, in the negotiation, preparation and documentation of the Loan Documents and the Share Purchase Agreement, and the investigations and inspections relating to the transactions contemplated by this Agreement, Lenders have not each engaged separate counsel, and Agent and Lenders agree that in connection with the administration of the Loan and the enforcement of rights and remedies under the Loan Documents, Company shall be responsible only for the payment of the attorneys' fees and costs of counsel (including local counsel) engaged by Agent on behalf of Lenders or by the Requisite Lenders on behalf of Lenders, and not for other counsel which may be separately engaged by one or more Lenders.


                                    Page 137 of 208 pages

8.3 Indemnity. In addition to the payment of expenses pursuant to subsection 8.2, whether or not the transactions contemplated hereby shall be consummated, Company agrees to defend, indemnify, pay and hold harmless Agent, Lenders (in their capacities as lenders), and the officers, directors, employees, agents, nominees and affiliates of Agent and Lenders (collectively called the "Indemnitees") from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever (including without limitation the reasonable fees and disbursements of counsel for such Indemnitees in connection with any investigative, administrative or judicial proceeding commenced or threatened by any Person, whether or not any such Indemnitee shall be designated as a party or a potential party thereto), whether direct, indirect or consequential and whether based on any federal, state or foreign laws, statutes, rules or regulations (including without limitation securities and commercial laws, statutes, rules or regulations and Environmental Laws), on common law or equitable cause or on contract or otherwise, that may be imposed on, incurred by, or asserted against any such Indemnitee, in any manner relating to or arising out of this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby (including without limitation Lenders' agreement to make the Loan hereunder or the use or intended use of the proceeds of any of the Loan) (collectively called the "Indemnified Liabilities"); provided that Company shall not have any obligation to any Indemnitee hereunder with respect to any Indemnified Liabilities to the extent such Indemnified Liabilities arise solely from the gross negligence or willful misconduct of that Indemnitee as determined by a final judgment of a court of competent jurisdiction. To the extent that the undertaking to defend, indemnify, pay and hold harmless set forth in the preceding sentence may be unenforceable because it is violative of any law or public policy, Company shall contribute the maximum portion that it is permitted to pay and satisfy under applicable law to the payment and satisfaction of all Indemnified Liabilities incurred by the Indemnitees or any of them.

8.4 Set-Off. In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence of any Event of Default, each Lender is hereby authorized by Company at any time or from time to time, without notice to Company or to any other Person, any such notice being hereby expressly waived, to set off and to appropriate and to apply any and all deposits (general or special, including, but not limited to, Indebtedness evidenced by certificates of deposit, whether matured or unmatured, but not including trust accounts) and any other Indebtedness at any time held or owing by such Lender to or for the credit or the account of Company against and on account of the obligations and liabilities of Company to such Lender under this Agreement and the other Loan Documents, including, but not limited to, all claims of any nature or description arising out of or connected with this Agreement or any other Loan Document, irrespective of whether or not (i) such Lender shall have made any




                                    Page 138 of 208 pages
demand hereunder or (ii) the principal of or the interest on the Loan or any other amounts due hereunder shall have become due and payable pursuant to
Section 7 and although said obligations and liabilities, or any of them, may be contingent or unmatured.

8.5 Amendments and Waivers. No amendment, modification, termination or waiver of any provision of this Agreement or the Notes, shall in any event be effective without the written concurrence of Agent, Requisite Lenders and Company, and no consent to any departure by Company from the provisions of this Agreement or the Notes shall be effective without the written concurrence of Requisite Lenders; provided that any such amendment, modification, termination, waiver or consent which: changes any Lender's Pro Rata Share; changes in any manner the definition of "Requisite Lenders"; changes in any manner any provision of this Agreement which, by its terms, expressly requires the approval or concurrence of all Lenders; postpones the scheduled final maturity date of the Loans; postpones the date or reduces the amount of any scheduled payment of principal of the Loans; postpones the date on which any interest is payable; decreases the interest rate borne by the Loans; or changes in any manner the provisions contained in subsection 7.1 or this subsection 8.5, shall be effective only if evidenced by a writing signed by or on behalf of all Lenders. Any waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given. No notice to or demand on Company in any case shall entitle Company to any other or further notice or demand in similar or other circumstances.

8.6 Independence of Covenants. All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or would otherwise be within the limitations of, another covenant shall not avoid the occurrence of an Event of Default or Potential Event of Default if such action is taken or condition exists.

8.7 Notices. Unless otherwise specifically provided herein, any notice or other communication herein required or permitted to be given shall be in writing and may be personally served, or sent by telefacsimile (with a confirmatory copy given by personal service, United States mail or courier service in accordance with the provisions of this subsection 8.7) or United States mail or courier service and shall be deemed to have been given when delivered in person or by courier service, upon receipt of telefacsimile, or three Business Days after depositing it in the United States mail with postage prepaid and properly addressed. For the purposes hereof, the address of each party hereto shall be as set forth under such party's name on the signature pages hereof or such other address as shall be designated by such Person in a written notice delivered to the other parties hereto. Notices to Agent hereunder shall be deemed notices to Lenders.





                                    Page 139 of 208 pages

8.8 Survival of Representations, Warranties and Agreements. All representations, warranties and agreements made herein shall survive the execution and delivery of this Agreement and the making of the Loans hereunder. Notwithstanding anything in this Agreement or implied by law to the contrary, the agreements of Company set forth in subsections 2.6, 8.2 and
8.3 shall survive the payment of the Loans and the termination of this Agreement.

8.9 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any Lender in the exercise of any power, right or privilege hereunder or under any other Loan Document shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other power, right or privilege. All rights and remedies existing under this Agreement and the other Loan Documents are cumulative to, and not exclusive of, any rights or remedies otherwise available.

8.10 Marshalling; Payments Set Aside. No Lender shall be under any obligation to marshal any assets in favor of Company or any other party or against or in payment of any or all of the Obligations. To the extent that Company makes a payment or payments to Lenders (or to Agent for the benefit of Lenders), or Lenders exercise their rights of setoff, and such payment or payments or the proceeds of such setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, any other state or federal law, common law or any equitable cause, then, to the extent of such recovery, the obligation or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor or related thereto, shall be revived and continued in full force and effect as if such payment or payments had not been made or such setoff had not occurred.

8.11 Severability. In case any provision in or obligation under this Agreement or the Notes shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

8.12 Headings. Section and subsection headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose or be given any substantive effect.

8.13 Applicable Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.




                                    Page 140 of 208 pages

8.14 Successors and Assigns. This Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall inure to the benefit of the parties hereto and the successors and assigns of Lenders (it being understood that Lenders' rights of assignment are subject to subsection 8.1). Neither Company's rights or obligations hereunder nor any interest therein may be assigned or delegated by Company without the prior written consent of all Lenders.

8.15 Consent to Jurisdiction and Service of Process. ALL JUDICIAL PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR ANY OBLIGATION MAY BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE OF NEW YORK, AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT COMPANY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, AND EACH LENDER ACCEPTS FOR ITSELF, GENERALLY AND UNCONDITIONALLY, THE NONEXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, SUCH OTHER LOAN DOCUMENT OR SUCH OBLIGATION. Company and Lenders hereby agree that service of all process in any such proceeding in any such court may be made by registered or certified mail, return receipt requested, to each party at its address provided in subsection 8.7, such service being hereby acknowledged to be sufficient for personal jurisdiction in any action in any such court and to be otherwise effective and binding service in every respect. Nothing herein shall affect the right to serve process in any other manner permitted by law or shall limit the right to bring proceedings in the courts of any other jurisdiction.

8.16 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS LOAN TRANSACTION OR THE LENDER/BORROWER RELATIONSHIP THAT IS BEING ESTABLISHED. The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including without limitation contract claims, tort claims, breach of duty claims and all other common law and statutory claims. Each party hereto acknowledges that this waiver is a material inducement to enter into a business relationship, that each has already relied on this waiver in entering into this Agreement, and that each will continue to rely on this waiver in their related future dealings. Each party hereto further warrants and represents that it has reviewed this waiver with its legal counsel and that it knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE LOANS MADE HEREUNDER. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.


                                    Page 141 of 208 pages

8.17 Confidentiality. Each Lender shall hold all non-public information obtained pursuant to the requirements of this Agreement that has been identified as confidential by Company in accordance with Lender's customary procedures for handling confidential information of this nature, provided that in any event a Lender may make disclosures to Affiliates of such Lender or disclosures reasonably required by any bona fide assignee, transferee or participant in connection with the contemplated assignment or transfer by such Lender of any Loans or any participations therein or disclosures required or requested by any governmental agency or representative thereof or pursuant to legal process; provided that, unless specifically prohibited by applicable law or court order, each Lender shall notify Company of any request by any governmental agency or representative thereof (other than any such request in connection with any examination of the financial condition of such Lender by such governmental agency) for disclosure of any such non-public information prior to disclosure of such information; and provided, further that in no event shall any Lender be obligated to return any materials furnished by Company or any of its Subsidiaries.

8.18 Counterparts; Effectiveness. This Agreement and any amendments, waivers, consents or supplements hereto or in connection herewith may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. The submission of this Agreement to Company or its agents or attorneys for review or signature does not constitute a commitment by any Lender to make the Loan to Company, and this Agreement shall become binding and effective only upon the execution of a counterpart hereof by each of the parties hereto and receipt by Company and of written notification of such execution and authorization of delivery thereof.

8.19 Conflicting Provisions. Except as otherwise provided in this Agreement or in any of the other Loan Documents by specific reference to the applicable provisions of this Agreement, if any provision contained in this Agreement is in conflict with, or inconsistent with, any of the provisions of any of the other Loan Documents, the provisions contained in this Agreement shall govern and control.

8.20 Entire Agreement. This Agreement is the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements between the parties with respect to the matters contained in this Agreement. All prior or contemporaneous understandings, oral representations or agreements had among the parties with the respect to the subject matter are merged and contained in this Agreement.





                                    Page 142 of 208 pages

8.21 Obligations Several; Independent Nature of Lenders' Rights. The obligations of Lenders hereunder are several and no Lender shall be responsible for the obligations of any other Lender hereunder. Nothing contained herein, in any other Loan Document or in the Share Purchase Agreement, and no action taken by Lenders pursuant hereto or thereto, shall be deemed to constitute Lenders, or any of the Lenders, as a partnership, an association, a joint venture or any other kind of entity. The amounts payable at any time hereunder to each Lender shall be a separate and independent debt provided, however, that Lenders agree that Lenders will collectively, through a Lender or other entity designated by Requisite Lenders exercise their rights under this Agreement and other Loan Documents.

8.22     Lender Representations.  Each Lender severally represents that

          A. Its purchase of Common Shares pursuant to the Share Purchase Agreement, and its ability to acquire Preferred Shares or Common Shares pursuant to this Agreement (and for purposes of this representation, each Lender shall be treated as having acquired as of the Closing Date the maximum number of such Preferred Shares and Common Shares which can be obtained under this Agreement), will not result in any individual within the meaning of
Section 856(h) of the Internal Revenue Code, owning directly or indirectly more than 9.8% of the outstanding Common Shares of the Company, as determined under Internal Revenue Code Sections 856(a)(6) and 856(h), and Internal Revenue Code Sections 542 and 544 (as those Sections are incorporated by reference into Internal Revenue Code Section 856(h)).

          B.     (i)     It has substantial experience in evaluating and
     investing in private placement transactions so that it is capable of evaluating the merits and risks of an investment in Company and has the capacity to protect its own interests in connection with the Loans and the shares issuable upon conversion of the Loans. Such Lender understands that the investment to be made in connection with the Loans or shares issuable upon conversion of the Loans is speculative and involves significant risk. Such Lender has the ability to bear the economic risk of this investment.

                (ii) Such Lender is acquiring the Loans or shares issuable upon conversion of the Loans for investment for its own account, and not with the view to, or for resale in connection with, any "distribution" of all or any portion thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act") or any state securities laws. Such Lender understands that neither the Loans or shares issuable upon conversion of the Loans have been registered under the Securities Act or any state securities laws by reason of a specific exemption from the registration provisions of the Securities Act and applicable state securities laws which depends upon, among other things, the bona fide nature of such Lender's investment intent and the accuracy of such



                                    Page 143 of 208 pages

     Lender's representations as expressed herein. Such Lender also represents that it has not been organized solely for the purpose of acquiring the Loans and the shares issuable upon conversion of the Loans..

                (iii) It acknowledges that the Loans and shares acquired pursuant to conversion of the Loans must be held indefinitely unless the transfer thereof is registered under the Securities Act and applicable state securities laws or unless an exemption from such registration is available. Such Lender is aware of the provisions of Rule 144 promulgated under the Securities Act which permit limited resale of shares purchased in a private placement, subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information about Company, the resale occurring after the expiration of minimum holding periods after a party has purchased and paid for the security to be sold, the sale being affected through a "broker's transaction" or in transactions directly with a "market maker" and the number of shares being sold during any three-month period not exceeding specified limitations (except as provided in Rule 144(k)).

               (iv) It has been provided the opportunity to discuss the transactions contemplated hereby with Company. Each Lender acknowledges receipt of Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 1996 and Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

               (v) It owns assets exceeding $5,000,000 in cost or value, whichever is lower.

Section 9.     CONVERSION OF LOANS

9.1     Conversion.

     A. Conversion to Preferred Shares. Following Conversion Approval (or, if Conversion Approval has not been obtained, to the extent conversion of the Loans does not result in Lenders owning in the aggregate in excess of 19.9% of the capital shares of Company) and Preferred Share Approval, in addition to the right of any Lender to convert Loans to Common Shares as in this Section 9 provided, at any time and from time to time until September 30, 2002 (except that, if Company has provided a notice of prepayment of the Loans, such right shall terminate on the 30th day following receipt by Agent of such notice of prepayment, as provided in subsection 2.4B(i)), Lenders may convert all or a portion (but no less than $1,000,000, or such lesser aggregate amount of Loans that is then outstanding, at any one time) of the Loans into Preferred Shares, at a conversion price of $100.00 per share, upon delivery of a conversion notice by the Lender or Lenders (or by Agent on behalf of such Lender or Lenders) indicating the principal amount to be converted and the name of Lender or the assignee of Lenders in whose name the Preferred Shares shall be registered on the share transfer books of Company.

                                    Page 144 of 208 pages

     B. Conversion to Common Shares. Following Conversion Approval (or, if Conversion Approval has not been obtained, to the extent conversion of the Loans does not result in Lenders owning in the aggregate in excess of 19.9% of the capital shares of Company), in addition to the right of any Lender to convert Loans to Preferred Shares as in this Section 9 provided, at any time and from time to time until September 30, 2002 (except that, if Company has provided a notice of prepayment of the Loans, such right shall terminate on the 30th day following receipt by Agent of such notice of prepayment, as provided in subsection 2.4B(i)), Lenders may convert all or a portion of the Loans into Common Shares (but no less than $1,000,000 or such lesser amount of Loans that is then outstanding, at any one time) at a rate of 19.4174 shares of Common Stock for each $100 principal amount of Loans, subject to adjustment as set forth below (such rate, as adjusted from time to time, being the "Common Share Conversion Rate"). Conversion of Loans may be effected by delivering a conversion notice by the Lender or Lenders (or by Agent on behalf of such Lender or Lenders) indicating the principal amount to be converted and the name of Lender or the assignee of Lenders in whose name the Common Shares shall be registered on the share transfer books of Company.

     C. Right of Conversion upon Notice of Prepayment. Within 30 days of receipt of a notice of prepayment by Company pursuant to subsection 2.4(B)(i), each Lender shall have the right to notify Company of its intention to convert all or a portion of the Loans into Preferred Shares, as provided in subsection 9.1A at the conversion price of Preferred Shares, or into Common Shares as provided in subsection 9.1B at the Common Share Conversion Rate.

9.2 Issuance of Preferred Shares or Common Shares on Conversion. As promptly as practicable after receipt of a conversion notice, Company shall deliver or cause to be delivered at the office of Agent, to or upon the written order of Lender of the Loan to be converted, certificates representing the number of fully paid and non-assessable Preferred Shares or Common Shares, as the case may be, into which such Loan may be converted in accordance with the provisions of this subsection 9.2. Such conversion shall be deemed to have been made at the close of business on the date that the conversion notice with respect to such Loan or Loans was delivered to Company so that the rights of the Lender of such Loan or Loans as a Lender shall cease at such time and, subject to the following provisions of this paragraph, the person or persons entitled to receive the Preferred Shares or Common Shares, as the case may be, upon conversion of such Loan or Loans shall be treated for all purposes as having become the record holder or holders of such Preferred Shares or Common Shares, as the case may be, at such time and such conversion shall be at the conversion price in effect at such time; provided, however, that no such conversion notice on any date when the share transfer books of Company shall be closed shall be effective to constitute the person or persons entitled to receive the Preferred Shares or the Common Shares upon such conversion as the record holder or holders of such Preferred Shares or Common Shares, as the case may be, on such date, but such conversion notice shall be effective to constitute the person or persons entitled to receive such Preferred Shares or



                                    Page 145 of 208 pages

Common Shares, as the case may be, as the record holder or holders thereof for all purposes as the close of business on the next succeeding day on which such share transfer books are open; such conversion shall be at the conversion rate in effect on the date that such Loan or Loans shall have been surrendered for conversion, as if the share transfer books of Company had not been closed.

     If the last day for the exercise of the conversion right shall not be a Business Day, then such conversion right may be exercised on the next succeeding Business Day.

9.3 No Adjustment of Conversion Price for Preferred Shares. The conversion price for the Preferred Shares is not subject to adjustment.

9.4 Adjustment of Conversion Rate. The Common Share Conversion Rate shall be subject to adjustment from time to time as follows:

     A.     Adjustment for Distributions or Sales.

          (i) If Company shall fix a Determination Date with respect to the payment of, or the making of, a dividend or other distribution with respect to its Common Shares in Common Shares (including by way of reclassification of any Common Shares), the Common Share Conversion Rate in effect at the opening of business on the day following the Determination Date shall be increased by multiplying the Common Share Conversion Rate in effect at the closing of business on the Determination Date by a fraction, the numerator of which shall be the sum of the number of Common Shares outstanding at the close of business on the Determination Date, excluding the effect of such dividend or distribution, plus the total number of Common Shares constituting such dividend or other distribution, and the denominator of which shall be the number of Common Shares outstanding at the close of business on the Determination Date, excluding the effect of such dividend or distribution, such increase to become effective at the opening of business on the day following the Determination Date. For the purposes of this clause (i), the number of Common Shares at any time outstanding shall not include shares held in the treasury of Company and the number of shares constituting such dividend or other distribution shall include, if applicable, Common Shares represented by cash issued in lieu of fractional Common Shares.

          (ii) If outstanding Common Shares shall be subdivided or split into a greater number of Common Shares, the Common Share Conversion Rate in effect at the opening of business on the day following the day upon which such subdivision or split becomes effective shall be proportionately increased, and, conversely, in case outstanding Common Shares shall be combined into a lesser number of Common Shares, the Common Share Conversion Rate in effect at the opening of business on the day following the day upon which such combination becomes effective shall



                                    Page 146 of 208 pages
     be proportionately reduced, such increase or reduction, as the case may be, to become effective at the opening of business on the day following the day upon which such subdivision or split or combination becomes effective.

          (iii) If Company shall distribute to holders of Common Shares evidences of indebtedness, equity securities other than Common Shares (including, without limitation, equity interests in Company's Subsidiaries) or other assets (other than regular cash dividends), or shall distribute to holders of Common Shares rights, options or warrants to subscribe to securities, then in each such case the Common Share Conversion Rate shall be adjusted so that it shall equal the rate determined by multiplying the Common Share Conversion Rate in effect immediately prior to the date of such distribution by a fraction of which the numerator shall be the Current Market Price per Common Share on the record date mentioned below, and of which the denominator shall be such Current Market Price less the then fair market value of the evidences of indebtedness, equity securities and assets so distributed, or of such subscription rights, warrants or options, applicable to one Common Share. For the purposes of this clause (iii), in the event of a distribution of capital shares or other securities of any Subsidiary of Company as a dividend on Common Shares, the "then fair market value" of the shares or other securities so distributed shall be the greater of the value of such shares or other securities on the record date mentioned below as determined by an independent appraiser of national repute appointed in good faith, by the Board of Trustees and the Current Market Price of the shares or other securities so distributed as of a date 20 days following the distribution date thereof. Such adjustment shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

          (iv) If Company shall sell, transfer, or otherwise convey Common Shares at a gross price per share (the "Sale Price") less than the quotient derived by dividing $100 by the Common Share Conversion Rate (or, if previously adjusted pursuant to this clause (iv), at a price per share less than the lowest of all the preceding Sale Prices) per Common Share, then in such case the Common Share Conversion Rate shall be adjusted so that it shall equal the rate determined by dividing $100 by the Sale Price. Notwithstanding the foregoing, Company shall not issue, sell, transfer or otherwise convey Common Shares at a price that is less than fair market value, as determined in the reasonable good faith judgment of the Board of Trustees (which fair market value, under all the circumstances relevant, might not be equivalent to the Current Market Price).






                                    Page 147 of 208 pages

          (v) No adjustment in the conversion rate shall be required (a) with respect to shares issued upon conversion of Loans or (b) unless such adjustment would require an increase or decrease of at least 1% of such rate; provided, however, that any such adjustment which by reason of subclause (b) of this clause (v) is not required to be made shall be carried forward and taken into account in any subsequent adjustment.

     B. Adjustment for Reorganization, Consolidation or Merger. If there shall occur any capital reorganization or any reclassification of the shares of beneficial interest or other equity securities of Company, consolidation, merger or other business combination of Company with or into a corporation or other entity, or the conveyance of all or substantially all of the assets of Company to another corporation or other entity, each $100 principal amount of Loans shall thereafter be convertible into the number of shares or other securities or property to which a holder of the number of Common Shares deliverable upon conversion of each $100 principal amount of Loans would have been entitled upon such reorganization, reclassification, consolidation, merger or conveyance. In any such case, appropriate adjustment (as determined by the Board of Trustees) shall be made in the application of the provisions hereof with respect to the rights of the Lenders such that the provisions hereof (including, without limitation, provisions with respect to changes in and other adjustments of the Common Share Conversion Rate) shall thereafter be applicable, as nearly as reasonably practicable, in relation to any shares or other property thereafter deliverable upon the conversion of the Loans.

     C. Notice to Lenders. Whenever the conversion rate is adjusted as provided in this subsection 9.4, Company shall promptly file with Lenders an Officer's Certificate setting forth the Common Share Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment and the computation thereof.

     D. Calculations. All calculations under this Section 9 shall be made to the nearest cent or the nearest one-hundredth of a share, as the case may be. In any case in which this Section 9 shall require that an adjustment shall become effective immediately after a record date or an effective date for an event, Company may defer until the occurrence of such event (i) issuing to the Lender of any Loan converted after such record date or effective date and before the occurrence of such event the additional shares issuable upon such conversion by reason of the adjustment required by such event over and above the shares issuable upon such conversion before giving effect to such adjustment and (ii) paying to such Lender any amount in cash in lieu of a fractional share pursuant to subsection 9.5; provided, however, that Company shall deliver to such Lender an appropriate instrument evidencing such Lender's rights to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment.

9.5 No Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of any Loan or Loans. If the conversion of any Loan or Loans results in a fraction, an amount equal


                                    Page 148 of 208 pages
to such fraction multiplied by the closing price on the principal national securities exchange on which the Common Shares are admitted to trading or listed, or if not listed or admitted to trading on any national securities exchange, the average of the highest reported bid and lowest reported asked prices as furnished by the National Quotation Bureau Incorporated or such other nationally recognized quotation service selected by Company for the purpose, if said Bureau is not at the time furnishing quotations immediately preceding the day on which the Loan (or specified portions thereof) is deemed to have been converted shall be paid to such Lender in cash by Company.

9.6 Covenant to Reserve Shares. Company covenants that, following Conversion Approval, it will at all times reserve and keep available, free from pre-emptive rights, out of its authorized but unissued shares, or out of shares held in its treasury, solely for the purpose of issue upon conversion of Loans (or purchase pursuant to subsection 9.10) as herein provided, such number of Preferred Shares, if Preferred Share Approval is obtained, as shall then be issuable upon the conversion of all outstanding Loans, and such number of Common Shares as shall then be issuable upon conversion of all Preferred Shares then outstanding or issuable upon conversion of Loans. Company covenants that all Preferred Shares and Common Shares that shall be so issuable shall be duly and validly issued and fully paid and non-assessable and free from all liens and charges with respect to the issue thereof. For purposes of this subsection 9.6, the number of Preferred Shares and number of Common Shares which shall be deliverable upon the conversion of all outstanding Loans shall be computed as if at the time of computation all outstanding Loans were held by a single Lender.

9.7 Compliance with Legal and Governmental Requirements. Company covenants that if any Preferred Shares or any Common Shares required to be reserved for purposes of conversion of Loans (or purchase pursuant to subsection 9.10) hereunder, require registration with or approval of any governmental authority under any Federal or State law, or listing upon any national securities exchange, before such shares may be issued upon conversion, Company will in good faith and as expeditiously as possible endeavor to cause such shares to be duly registered, approved or listed, as the case may be; provided that this covenant shall not apply to registration or qualification of the Preferred Shares with the Securities and Exchange Commission or any state securities commission, which registration and qualification are the subject of a registration rights agreement entered into between Company and Lenders.

9.8 Payment of Taxes. The issuance of certificates for Preferred Shares or Common Shares upon the conversion of Loans (or purchase pursuant to subsection 9.10) shall be made without charge to the converting or purchasing Lender for any tax in respect of the issuance of such certificates, and such certificates shall be issued in the respective names of, or in such names as may be directed by, the Lender of the Loan so converted (or the purchaser, as the case may be); provided, however, that Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name other than that of the

                                    Page 149 of 208 pages

Lender of the Loan so converted (or the purchaser, as the case may be), and Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to Company the amount of such tax or shall have established to the satisfaction of Company that such tax has been paid.

9.9     Notice of Certain Events.  In case at any time Company shall propose:

     (a) to declare any dividend or make any distribution on its Preferred Shares or its Common Shares or to fix a record date for the making of any other distribution (other than a cash dividend or distribution not prohibited under subsection 6.5 hereof) to all holders of its Preferred Shares or its Common Shares; or

     (b) to fix a record date for the issuance of rights or warrants to all holders of its Preferred Shares or its Common Shares entitling them to purchase any additional Preferred Shares or Common Shares or any other rights or warrants; or

     (c)     to effect any liquidation, dissolution or winding up of Company;

then, and in any one or more of such cases, Company shall cause notice thereof to be filed at least 15 days prior to the date on which (i) the books of Company shall close, or a record be taken, for such dividend, distribution or issuance of rights or warrants or (ii) consolidation, merger, sale, lease, conveyance, liquidation, dissolution or winding up shall be effective, and the date as of which it is expected that holders of Preferred Shares or Common Shares of record shall be entitled to exchange their Preferred Shares or Common Shares for Securities or other property deliverable upon such consolidation, merger, sale, lease, conveyance, liquidation, or winding up, as the case may be. Failure to give notice, or any defect therein, shall not affect the legality or validity of such dividend, distribution, consolidation, merger, sale, lease, conveyance, liquidation, dissolution or winding up.

9.10     Purchase of Shares.

     A. Preferred Shares. In addition to the conversion rights of Lenders set forth herein and the rights of Lenders set forth herein to purchase Common Shares, following Conversion Approval (or, if Conversion Approval has not been obtained, to the extent conversion of the Loans does not result in Lenders owning in the aggregate in excess of 19.9% of the capital shares of Company) and Preferred Share Approval, at any time prior to November 14, 1998, each Lender shall be entitled to purchase a number of Preferred Shares equal to the amount that it would have been able to obtain on conversion of a Loan pursuant to subsection 9.1A if its Loan Commitment was fully utilized as contemplated herein: each Lender will have the ability to purchase the number of Preferred Shares derived by dividing the (i) difference between its Pro Rata Share of $20,000,000 and the sum of its Pro Rata Share of the total amount of Loans funded pursuant hereto and the aggregate purchase price of Common Shares


                                    Page 150 of 208 pages
purchased pursuant to subsection 9.10B by (ii) the purchase price (which is $100 per Preferred Share). Lenders purchasing Preferred Shares pursuant to the provisions of this subsection shall have the same rights as to the Preferred Shares so purchased as those rights provided to Lenders converting Loans, as provided in this Section 9.

     B. Common Shares. In addition to the conversion rights of Lenders set forth herein and the rights of Lenders set forth herein to purchase Preferred Shares, following Conversion Approval (or, if Conversion Approval has not been obtained, to the extent conversion of the Loans does not result in Lenders owning in the aggregate in excess of 19.9% of the capital shares of Company) at any time prior to November 14, 1998, each Lender shall be entitled to purchase a number of Common Shares equal to the amount that it would have been able to obtain on conversion of a Loan pursuant to subsection 9.1B if its Loan Commitment was fully utilized as contemplated herein: each Lender will have the ability to purchase the number of Common Shares derived by dividing the (i) difference between its Pro Rata Share of $20,000,000 and the sum of its Pro Rata Share of the total amount of Loans funded pursuant hereto and the aggregate purchase price of Preferred Shares purchased pursuant to subsection 9.10A by (ii) the purchase price, as adjusted pursuant to subsection 9.4 (which, on the date hereof, is $5.15 per Common Share). Lenders purchasing Common Shares pursuant to the provisions of this subsection shall have the same rights as to the Common Shares so purchased as those rights provided to Lenders converting Loans, as provided in this Section 9.


Section 10.    AGENT

10.1 Appointment. Agent is hereby appointed and designated Agent hereunder and under the other Loan Documents and each Lender hereby authorizes Agent to act as its agent, at the direction of Lenders, for the sole purpose of receiving communications from, and sending communications to, Company and its Subsidiaries (including communications regarding approvals and consents), accepting payments of principal and interest under the Loan, and such other actions as requested or approved by Requisite Lenders, all in accordance with the terms of this Agreement and the other Loan Documents. Agent agrees to act upon the express conditions contained in this Agreement and the other Loan Documents, as applicable. The provisions of this Section 10 are solely for the benefit of Agent and Lenders, and neither Company nor any of its Subsidiaries shall have any rights as a third party beneficiary of any of the provisions hereof (provided, however, Agent and Lenders agree that (i) the provisions of this Section 10 do not, as between Company, on the one hand, and Agent and Lenders, on the other, modify or alter the other provisions of this Agreement and the other Loan Documents, (ii) Company may rely on the fact that as of the Closing Date Agent has been duly appointed and designated by Lenders and is duly authorized to act on behalf of Lenders in the capacity of Agent under this Agreement and the other Loan Documents, for the purposes set forth above, and (iii) Company may rely on a notice of resignation received from Agent pursuant to subsection 10.4 below and a notice from Requisite Lenders of


                                    Page 151 of 208 pages
the appointment of a successor Agent pursuant to said subsection 10.4). In performing its functions and duties under this Agreement, Agent shall act solely as an agent of Lenders and does not assume and shall not be deemed to have assumed any obligation towards or relationship of agency or trust with or for Company or any of its Subsidiaries.

10.2     Powers; General Immunity.

     A. Duties Specified. Each Lender irrevocably authorizes Agent to take such action on such Lender's behalf and to exercise such powers hereunder and under the other Loan Documents as are specifically delegated to Agent by the terms hereof and thereof, or as elsewhere may be agreed among Agent and Lenders, together with such powers as are reasonably incidental thereto.
Agent shall have only those duties and responsibilities that are expressly specified in this Agreement and the other Loan Documents, or as elsewhere agreed among Agent and Lenders, and it may perform such duties by or through its agents or employees. Agent shall not have, by reason of this Agreement or any of the other Loan Documents, a fiduciary relationship in respect of any Lender; and nothing in this Agreement or any of the other Loan Documents, expressed or implied, is intended to or shall be so construed as to impose upon Agent any obligations in respect of this Agreement or any of the other Loan Documents except as expressly set forth herein or therein or as elsewhere may be agreed among Agent and Lenders.

     B. No Responsibility for Certain Matters. Agent shall not be responsible to any Lender for the execution, effectiveness, genuineness, validity, enforceability, collectibility or sufficiency of this Agreement or any other Loan Document or for any representations, warranties, recitals or statements made herein or therein or made in any written or oral statement or in any financial or other statements, instruments, reports or certificates or any other documents furnished or made by Agent to Lenders or by or on behalf of Company to Agent or any Lender in connection with the Agreement or the Loan Documents, and the transactions contemplated hereby or thereby or for the financial condition or business affairs of Company or any other Person liable for the payment of any Obligations, nor shall Agent be required to ascertain or inquire as to the performance or observance of any of the terms, conditions, provisions, covenants or agreements contained in any of the Loan Documents, or as to the use of the proceeds of the Loan or as to the existence or possible existence of any Event of Default or Potential Event of Default.

     C. Exculpatory Provisions. Neither Agent nor any of its officers, directors, employees or agents (specifically including David A. Ericson, Stuart B. Brown, John C. Waterfall and Edwin H. Morgens) shall be liable to Lenders for any action taken or omitted by Agent under or in connection with the Agreement or any of the Loan Documents, except that Agent shall be liable to the extent caused by the gross negligence or willful misconduct of Agent or


                                    Page 152 of 208 pages

Agent's officers, directors, employees or agents. If Agent shall request instructions from Lenders with respect to any act or action (including the failure to take an action) in connection with this Agreement or any of the other Loan Documents, Agent shall be entitled to refrain from such act or taking such action unless and until Agent shall have received instructions from Requisite Lenders. Without prejudice to the generality of the foregoing,
(i) Agent shall be entitled to rely, and shall be fully protected in relying, upon any communication, instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper person or persons, and shall be entitled to rely and shall be protected in relying on opinions and judgments of attorneys (who may be attorneys for Company and its Subsidiaries), accountants, experts and other professional advisors selected by it; and (ii) no Lender shall have any right of action whatsoever against Agent as a result of Agent acting or (where so instructed) refraining from acting under this Agreement or the other Loan Documents in accordance with the instructions of Requisite Lenders.

     D. Affiliates of Agent Entitled to Act as Lender. The agency hereby created shall in no way impair or affect any of the rights and powers of, or impose any duties or obligations upon, any Affiliate of Agent acting in its individual capacity as a Lender hereunder. With respect to its participation in the Loan, Affiliates of Agent shall have the same rights and powers hereunder as any other Lender and may exercise the same as though it were not performing the duties and functions delegated to it hereunder, and the term "Lender" or "Lenders" or any similar term shall, unless the context clearly otherwise indicates, include Affiliates of Agent in its individual capacity.

10.3 Right to Indemnity. Each Lender, in proportion to its Pro Rata Share, severally agrees to indemnify Agent, to the extent that Agent shall not have been reimbursed by Company or any of its Subsidiaries, for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including, without limitation, counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against Agent in performing its duties hereunder or under the other Loan Documents, or otherwise in its capacity as Agent in any way relating to or arising out of this Agreement or the other Loan Documents; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from Agent's gross negligence or willful misconduct. If any indemnity furnished to Agent for any purpose shall, in the opinion of Agent, be insufficient or become impaired, Agent may call for additional indemnity and cease, or not commence, to do the acts indemnified against until such additional indemnity is furnished.


                                    Page 152 of 208 pages

10.4 Successor Agent. Agent may resign at any time under this Agreement and the other Loan Documents by giving 30 days' prior written notice thereof to Lenders and Company. Upon any such notice of resignation, Requisite Lenders shall have the right, upon five Business Days' notice to Company, to appoint a successor Agent. Upon the acceptance of any appointment as Agent hereunder by a successor Agent, that successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent and the retiring Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Agent's resignation hereunder as Agent, the provisions of this Section 10 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement.

                           [SIGNATURES ON NEXT PAGE]




























                                    Page 154 of 208 pages

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

          COMPANY:  BANYAN STRATEGIC REALTY TRUST,
                    a Massachusetts business trust

                        s/Leonard G. Levine
                    By:_____________________________________
                    Printed Name:
                    Title:

                    Notice Address:

                    150 South Wacker Drive, Suite 2900
                    Chicago, Illinois  60606
                    Attention:  General Counsel
                    Telephone: 312-553-9800
                    Telecopy:  312-553-0450

                    With a copy to:

                    Shefsky & Froelich Ltd.
                    444 North Michigan Avenue
                    Chicago, Illinois  60611
                    Attention:  Michael J. Choate, Esq.
                    Telephone: 312-836-4066
                    Telecopy:  312-527-5921

AGENT: MORGENS, WATERFALL, VINTIADIS & COMPANY, INC., a New York corporation

                       s/David A. Ericson
                   By:__________________________________________________
                   Printed Name:  David A. Ericson
                   Title:  Authorized Agent










                        [SIGNATURES CONTINUED ON NEXT PAGE]


                                    Page 155 of 208 pages

          LENDERS:  RESTART PARTNERS, L.P.,
                    a Delaware limited partnership

                    By:  PRIME GROUP L.P.,
                         a Delaware limited partnership,
                         its General Partner

                    By:  PRIME GROUP, INC.,
                         a Delaware corporation,
                         its General Partner

                         By:  David A. Ericson
                              (whose signature appears below),
                              Authorized Agent

                    Pro Rata Share:  19.1%



                    RESTART PARTNERS II, L.P.,
                    a Delaware limited partnership

                    By:  PRIME GROUP II, L.P.,
                         a Delaware limited partnership,
                         its General Partner

                    By:  PRIME GROUP, INC.,
                         a Delaware corporation,
                         its General Partner

                         By:  David A. Ericson
                              (whose signature appears below),
                              Authorized Agent

                    Pro Rata Share:  31.60%









                      [SIGNATURES CONTINUED ON NEXT PAGE]






                                    Page 156 of 208 pages

          RESTART PARTNERS III, L.P.,
          a Delaware limited partnership

          By:  PRIME GROUP III, L.P.,
               a Delaware limited partnership,
               its General Partner

               By:  PRIME GROUP, INC.,
                    a Delaware corporation,
                    its General Partner

                    By:  David A. Ericson
                         (whose signature appears below),
                         Authorized Agent

          Pro Rata Share:  22.00%









                       [SIGNATURES CONTINUED ON NEXT PAGE]

























                                    Page 157 of 208 pages

               RESTART PARTNERS IV, L.P.,
               a Delaware limited partnership

               By:  PRIME GROUP IV, L.P.,
                    a Delaware limited partnership,
                    its General Partner

                    By:  PRIME GROUP, INC.,
                         a Delaware corporation,
                         its General Partner

                         By:  David A. Ericson
                              (whose signature appears below),
                              Authorized Agent

               Pro Rata Share:  13.90%

               RESTART PARTNERS V, L.P.,
               a Delaware limited partnership

               By:  PRIME GROUP V, L.P.,
                    a Delaware limited partnership,
                    its General Partner

                    By:  PRIME GROUP INC.,
                         a Delaware corporation,
                         its General Partner

                         By:  David A. Ericson
                              (whose signature appears below),
                              Authorized Agent

               Pro Rata Share:  4.60%









                   [SIGNATURES CONTINUED ON NEXT PAGE]









                                    Page 158 of 208 pages

               ENDOWMENT RESTART LLC,
               a Delaware limited liability company

               By:  ENDOWMENT PRIME LLC,
                    a Delaware limited liability company,
                    its Managing Member

                    By:  David A. Ericson
                         (whose signature appears below),
                         Authorized Agent

               Pro Rata Share:  5.00%


               MORGENS WATERFALL INCOME PARTNERS, L.P.
               a New York limited partnership

               By:  MW CAPITAL, LLC
                    a Delaware limited liability company
                    its General Partner

                    By:  David A. Ericson
                         (whose signature appears below),
                         Authorized Agent

               Pro Rata Share:  3.80%

                 s/David A. Ericson
               ____________________________________________
               David A. Ericson,
               for the entities and in the capacities described above





                          [SIGNATURES CONTINUED ON NEXT PAGE]















                                    Page 159 of 208 pages

               Notice Address:

               Morgens, Waterfall, Vintiadis & Company, Inc.
               10 East 50th Street
               New York, New York  10022
               Attention: Mr. David A. Ericson
               Telephone:  212-705-0533
               Telecopy:  212-838-5540

               With a copy to:

               O'Melveny & Myers LLP
               400 South Hope Street
               Los Angeles, California 90071-2899
               Attention: Jack B. Hicks III, Esq.
               Telephone:  213-669-7263
               Telecopy:  213-669-6407



































                                    Page 160 of 208 pages

                                EXHIBIT I

                               FORM OF NOTE

                         BANYAN STRATEGIC REALTY TRUST

                     PROMISSORY NOTE DUE SEPTEMBER 30, 2002

$___________________                                       New York, New York
                                                             October 14, 1997

          FOR VALUE RECEIVED, BANYAN STRATEGIC REALTY TRUST, a Massachusetts business trust ("Company"), promises to pay to the order of ___________________________________________________ ("Payee") the principal amount of ___________________________________________ Dollars
($_____________).

          Company also promises to pay interest on the unpaid principal amount hereof, from the date hereof until paid in full, at the rates and at the times which shall be determined in accordance with the provisions of that certain Convertible Term Loan Agreement dated as of October 10, 1997 by and among Company and the entities listed therein as Lenders, (said Convertible Term Loan Agreement, as it may be amended, supplemented or otherwise modified from time to time, being the "Agreement", the terms defined therein and not otherwise defined herein being used herein as therein defined).

          This Note is one of Company's "Notes" in the aggregate principal amount of $20,000,000.00 and is issued pursuant to and entitled to the benefits of the Agreement, to which reference is hereby made for a more complete statement of the terms and conditions under which the Loans evidenced hereby were made and are to be repaid. Interest is payable at the rate (including, without limitation, the default rate set forth in subsection 2.2C of the Agreement) and at the times set forth in the Agreement, and the entire outstanding principal balance of this Note, and all accrued and unpaid interest thereon, is due and payable in full on September 30, 2002.

          All payments of principal and interest in respect of this Note shall be made in lawful money of the United States of America by wire transfer of same day funds to an account designated by Morgens, Waterfall, Vintiadis & Company, Inc., as Agent for the benefit of Payee (in accordance with the wiring instructions for Agent set forth in the Agreement) or at such other place in the United States of America as shall be designated in writing for such purpose in accordance with the terms of the Agreement. Payee hereby agrees, by its acceptance hereof, that before disposing of this Note or any part hereof it will make a notation hereon of all principal payments previously made hereunder and of the date to which interest hereon has been paid; provided, however, that the failure to make a notation of any payment made on this Note shall not limit or otherwise affect the obligations of Company hereunder with respect to payments of principal of or interest on this Note.

                                    Page 161 of 208 pages

          Whenever any payment on this Note shall be stated to be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in the computation of the payment of interest on this Note.

          This Note is subject to mandatory prepayment and prepayment at the option of Company as provided in the Agreement.

          THE AGREEMENT AND THIS NOTE SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

          Upon the occurrence of an Event of Default, the unpaid balance of the principal amount of this Note, together with all accrued and unpaid interest thereon, may become, or may be declared to be, due and payable in the manner, upon the conditions and with the effect provided in the Agreement. In addition, upon certain Events of Default under the Agreement, the interest payable under this Note shall increase to the default rate specified in subsection 2.2C of the Agreement.

          The terms of this Note are subject to amendment only in the manner provided in the Agreement.

          No reference herein to the Agreement and no provision of this Note or the Agreement shall alter or impair the obligations of Company, which are absolute and unconditional, to pay the principal of and interest on this Note at the place, at the respective times, and in the currency herein prescribed.

          Company promises to pay costs and expenses (including reasonable attorneys' fees) as provided in subsection 8.2 of the Agreement incurred in the collection and enforcement of this Note. Company and any endorsers of this Note hereby consent to renewals and extensions of time at or after the maturity hereof, without notice, and hereby waive diligence, presentment, protest, demand and notice of every kind and, to the full extent permitted by law, the right to plead any statute of limitations as a defense to any demand hereunder.

          THIS NOTE IS SUBJECT TO RESTRICTIONS ON TRANSFER OR ASSIGNMENT AS PROVIDED IN SUBSECTIONS 8.1 AND 8.14 OF THE AGREEMENT.










                                    Page 162 of 208 pages

          IN WITNESS WHEREOF, Company has caused this Note to be duly executed and delivered by its officer thereunto duly authorized as of the date and at the place first written above.



                                  BANYAN STRATEGIC REALTY TRUST,
                                  a Massachusetts business trust


                                  By: ____________________________________
                                  Printed Name:
                                  Title:

































                                    Page 163 of 208 pages

                                   EXHIBIT II

                         [FORM OF COMPLIANCE CERTIFICATE]

                             COMPLIANCE CERTIFICATE

THE UNDERSIGNED HEREBY CERTIFY THAT:

          (1) We are the duly elected [Title] and [Title] of BANYAN STRATEGIC REALTY TRUST, a Massachusetts business trust ("Company");

          (2) We have reviewed the terms of that certain Convertible Term Loan Agreement dated as October 10, 1997, as amended, supplemented or otherwise modified to the date hereof (said Convertible Term Loan Agreement, as so amended, supplemented or otherwise modified, being the "Agreement", the terms defined therein and not otherwise defined in this Certificate (including Attachment No. 1 annexed hereto and made a part hereof) being used in this Certificate as therein defined), by and among Company, the entities listed therein as Lenders, and the terms of the other Loan Documents, and we have made, or have caused to be made under our supervision, a review in reasonable detail of the transactions and condition of Company and its Subsidiaries during the accounting period covered by the attached financial statements; and

          (3) The examination described in paragraph (2) above did not disclose, and to the best of our knowledge no condition or event has occurred which constitutes an Event of Default or Potential Event of Default during or at the end of the accounting period covered by the attached financial statements or as of the date of this Certificate[, except as set forth below].

          [Set forth [below] [in a separate attachment to this Certificate] are all exceptions to paragraph (3) above listing, in detail, the nature of the condition or event, the period during which it has existed and the action which Company has taken, is taking, or proposes to take with respect to each such condition or event:


______________________________________________________________________________
______________________________________________________________________________
______________________________________________________________________________
_________________________________________________________________]








                                    Page 164 of 208 pages

          The foregoing certifications, together with the computations set forth in Attachment No. 1 annexed hereto and made a part hereof and the financial statements delivered with this Certificate in support hereof, are made and delivered this __________ day of _____________, 199_ pursuant to subsection 5.1(iii) of the Agreement.

                               BANYAN STRATEGIC REALTY TRUST
                               a Massachusetts business trust


                               By: ___________________________________
                               Title: ________________________________


                               By: ____________________________________
                               Title: _________________________________

































                                    Page 165 of 208 pages

                               ATTACHMENT NO. 1
                          TO COMPLIANCE CERTIFICATE


          This Attachment No. 1 is attached to and made a part of a Compliance Certificate dated as of ____________, 199_ and pertains to the period from ____________, 199_ to ____________, 199_. Subsection references herein relate to subsections of the Agreement.

A.   Indebtedness

     1. Indebtedness permitted under subsection 6.1(iv) and Underwriting Guidelines for each Facility:

          a.  Proceeds of Loans used for acquisition:          $_____________
          b.  Percentage of Acquisition Price:                  _____________%
          c.  Other Indebtedness incurred with respect
              to Facility:                                     $_____________
          d.  Percentage of Acquisition Price:                  _____________%

     2.   Maximum Percentage of other Indebtedness                   75%

B.   Maximum Leverage Ratio (as of _____________, 199_)

     1.   Consolidated Total Debt:                             $_____________

     2.   Consolidated Net Worth:                              $_____________

     3.   Leverage Ratio (1):(2):                               ____:1.00

     4.   Maximum ratio permitted under subsection 6.6A:        3.00:1.00

C.   Minimum Consolidated Net Worth (as of ____________, 199_)

     1.   Consolidated Net Worth:                               $_____________

     2.   Minimum required under subsection 6.6B:               $52,500,000

D.   Debt Coverage Ratio (as of ________)

     1.   Income (see subsection 6.6C(i)(a)):                   $_____________

     2.   Interest Expense:                                     $_____________

     3.   Depreciation and Amortization:                        $_____________

     4.   Amortization of Deferred Financing Fee:               $_____________





                                    Page 166 of 208 pages

     5.   Sum of 1 through 4:                                   $_____________

     6.   Scheduled Debt Principal Payments
          (including amortizations of scheduled
          annual principal payments:                            $_____________

     7.   Sum of 2 and 6:                                       $_____________

     8.   Ratio of 5 to 7:                                       ___:1.00

     9.   Minimum Permitted Ratio:                               1.5:1.00

E.   Capital Expenditures and Tenant Improvements (as of ________)

     1.   Capital expenditures for Fiscal
          Year-to-date:                                         $_____________

     2.   Tenant improvements for Fiscal Year-to-Date:          $_____________

     3.   Sum of 1 and 2:                                       $_____________

     4.   Anticipated capital expenditures and tenant
          improvements for Fiscal Year:                         $_____________

     5.   Percentage of actual capital expenditures and
          tenant improvements (3 divided by 4):                  ___%

     6.   Maximum permissible percentage                         115%











                                    Page 167 of 208 pages

                                EXHIBIT III-A


                            POINT TO BE COVERED IN
                      OPINION OF SHEFSKY & FROELICH LTD.


          [Defined terms have meanings set forth in Agreement.]

          [Opinion to recite materials reviewed and such assumptions and qualifications that are satisfactory to counsel to Lenders.]

          [Opinion to cover the effect on the subject transactions of only United States Federal law and the laws of the State of Illinois.]

          1. Neither the execution and delivery of the Agreement, the Loan Documents to which Company is a party or the Share Purchase Agreement, nor the Registration Rights Agreement, nor the issuance and payment of the Notes (nor the issuance of the Shares), by Company nor the consummation of the transactions contemplated by the Agreement, the Loan Documents to which Company is a party or the Share Purchase Agreement, nor the compliance with the terms and conditions thereof by Company conflicts with, results in a breach or violation of, any present federal or Illinois statute, rule or regulation binding on Company.

          2. No consent, approval, authorizations or order of, or qualification with any court, governmental body or agency is required under any present federal or Illinois statute, rule or regulation binding on the Company in connection with the execution and delivery by Company of the Agreement, the Loan Documents, the Share Purchase Agreement or the Registration Rights Agreement, or the extensions of credit under the Agreement or the payment by Company of the Obligations thereunder or the issuance and payment of the Notes or the issuance and sale of the Shares.

          3.   REIT Opinion.

          4. The making of the Loans and the application of the proceeds thereof as provided in the Agreement do not violate Regulation G, T, U or X of the Board of Governors of the Federal Reserve System.

          5. It is not necessary in connection with the execution and delivery of the Notes or the Shares to Lenders to register the Notes, the Shares or the Loans under the Securities Act of 1933, as amended (the "Securities Act"), or to qualify any indenture in respect thereof under the Trust Indenture Act of 1939, as amended.

          6. Company is not an "investment company" or a company "controlled" by an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended.



                                    Page 168 of 208 pages

          7. The reports filed by Company since December 31, 1995 (the "Company Reports"), but prior to the date hereof, pursuant to the Exchange Act, as of the respective dates of their filing, complied on their face in all material respects with the requirements as to form under the Exchange Act and the related rules and regulations thereunder.

          8. The Shares have been duly authorized by all necessary action and are validly issued and are fully paid and nonassessable. Assuming the Lenders are acquiring the Shares in good faith without notice of any adverse claim, Lenders will own the Shares free and clear of any adverse claim.

          9. Holders of Common Shares are not entitled to any statutory preemptive rights to subscribed to any Shares.

          10. Upon conversion of the Loans into Common Shares as provided in the Agreement, such Common Shares will be validly issued, fully paid and nonassessable.
















                                    Page 169 of 208 pages

                                 EXHIBIT III-B


                            POINT TO BE COVERED IN
                       OPINION OF ROBERT G. HIGGINS, ESQ.

                               October 14, 1997


          [Defined terms have meanings set forth in Agreement.]

          [Opinion to recite materials reviewed and such assumptions and qualifications that are satisfactory to counsel to Lenders.]

          [Opinion to cover the effect on the subject transactions of only the laws of the State of Illinois].

          On the basis of the foregoing, and in reliance thereon, and subject to the limitations, qualifications and exceptions set forth below, we are of the opinion that:

          Company is not required to be in Illinois or any other jurisdiction qualified to do business.

          1. Neither the execution and delivery of the Agreement, the Loan Documents to which Company is a party, the Registration Rights Agreement or the Share Purchase Agreement, nor the issuance and payment of the Notes (nor the issuance of the Shares), by Company nor the consummation of the transactions contemplated by the Agreement, the Loan Documents to which Company is a party the Registration Rights Agreement or the Share Purchase Agreement, nor the compliance with the terms and conditions thereof by Company, (A) conflicts with, results in a breach or violation of, or constitutes a default under, any of the terms, conditions or provisions of (x) any term of any material agreement, instrument, order, writ, judgment or decree known to me after due inquiry to which Company or any of its Subsidiaries is a party or by which any of its respective properties or assets are bound (B) results in the creation of any Lien upon any of the properties or assets of Company or any of its Subsidiaries under any agreement or order referred to in clause (x) above.

          2. Each Subsidiary of Company that is a corporation or a limited liability company is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate or other power and authority to own and operate its properties and to carry on its business as now conducted. Except with respect to those subsidiaries that are Massachusetts business trusts (as to which Peabody & Brown, Massachusetts counsel is rendering an opinion) each Subsidiary of Company that is a trust, partnership or joint venture is duly formed, validly existing and in good standing under the laws of its jurisdiction of formation,



                                    Page 170 of 208 pages
and has all requisite power and authority to own and operate its properties and to carry on its business as now conducted. Each such Subsidiary is duly qualified to do business, and is in good standing, in each jurisdiction in which it is necessary to so qualify.

          3.   To the best of my knowledge other than as disclosed in Schedule
4.6 annexed to the Agreement, there are no actions, suits or proceedings pending or threatened against Company or any of its Subsidiaries which have a significant likelihood of materially and adversely affecting either the ability of Company to perform its obligations under any Loan Document, the Registration Rights Agreement or the Share Purchase Agreement, or the financial condition or operations of Company and its Subsidiaries, taken as a whole.






























                                    Page 171 of 208 pages

                                EXHIBIT III-C


                           POINT TO BE COVERED IN
                      OPINION OF MASSACHUSETTS COUNSEL

                               October 14, 1997

          [Defined terms have meanings set forth in Agreement.]

          [Opinion to recite materials reviewed and such assumptions and qualifications that are satisfactory to counsel to Lenders.]

          [Opinion to cover the effect on the subject transactions of only Massachusetts law.]

          1. Company is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has all requisite power and authority to own and operate its properties and to carry on its business as now conducted.

          2. Company has all requisite power and authority to execute, deliver and perform the Agreement, the Loan Documents to which Company is a party and the Share Purchase Agreement, the Registration Rights Agreement to issue the Notes and the Common Shares to be issued pursuant to the Share Purchase Agreement (the "Shares") and the Agreement, and to carry out the transactions contemplated thereby. The authorized shares of beneficial interest of Company consists of ___ Common Shares, no par value, of which ___________ Common Shares have been issued. Such Common Shares that are outstanding have been duly authorized, are validly issued and are fully paid and nonassessable shares of beneficial interest.

          3. The execution, delivery and performance of the Agreement, the Loan Documents to which Company is a party and the Share Purchase Agreement, the issuance and payment of the Notes, and the issuance of the Shares have been duly authorized by all necessary action on the part of Company. The Agreement, the Loan Documents to which Company is a party, the Share Purchase Agreement, the Registration Rights Agreement and the Notes have been duly executed and delivered by Company.

          4. Neither the execution and delivery of the Agreement, the Loan Documents to which Company is a party or the Share Purchase Agreement, nor the Registration Rights Agreement, nor the issuance and payment of the Notes (nor the issuance of the Shares), by Company nor the consummation of the transactions contemplated by the Agreement, the Loan Documents to which Company is a party or the Share Purchase Agreement nor the Registration Rights Agreement, nor the compliance with the terms and conditions thereof by Company, (A) conflicts with, results in a breach or violation of, (x) any present federal statute, rule or regulation binding on Company, or (B) results in the creation of any Lien upon any of the properties or assets of Company.


                                    Page 172 of 208 pages

          5. Each Subsidiary of Company that is Massachusetts business trust liability company is duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has all requisite power and authority to own and operate its properties and to carry on its business as now conducted.

          6. No consents or approvals of, authorizations by, or registrations, declarations or filings with, any Massachusetts governmental authority are required by Company in connection with the execution and delivery by Company of the Agreement, the Loan Documents or the Share Purchase Agreement, the Registration Rights Agreement, or the extensions of credit under the Agreement or the payment by Company of the Obligations thereunder or the issuance and payment of the Notes or the issuance and sale of the Shares.

          Approval of the Preferred Shares Amendments by Shareholders and conversion of the Loan into Preferred Shares, such Preferred Shares will be validly issued, fully paid and nonassessable preferred shares of beneficial interest, entitled to the benefits of the Preferred Share Amendment.












                                    Page 173 of 208 pages

                                  EXHIBIT V


                        [FORM OF NOTICE OF BORROWING]

                             NOTICE OF BORROWING


          Pursuant to the Convertible Term Loan Agreement, dated as of October 10, 1997 (such Agreement, as it may be amended, amended and restated, supplemented or otherwise modified from time to time, the "Agreement"; capitalized terms used herein without definition shall have the meanings assigned those terms in the Agreement) by and among Banyan Strategic Realty Trust Company, a Massachusetts business trust, ("Company") and the Lenders party thereto, pursuant to which Morgens, Waterfall, Vintiadis & Company, Inc. acts as agent ("Agent"), this represents the Company's request to borrow on ____________ 19__, a Business Day prior to the Commitment Termination Date $____________ in the aggregate, from Lenders on a pro rata basis. The proceeds of such Loans are to be deposited in the account of Company as follows: _____________________________________.

          The undersigned officer certifies on behalf of Company that (1) the representations and warranties contained in the Agreement and in the other Loan Documents are true, correct and complete in all material respects on and as of the Funding Date to the same extent as though made on and as of such date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties are true, correct and complete in all material respects on and as of such earlier date; (2) no event has occurred and is continuing as of the Funding Date, or would result from the consummation of the making of the Loans on such date, that would constitute an Event of Default or Potential Event of Default;
(3) Company has performed in all material respect all agreements and satisfied all conditions which the Agreement provides shall be performed or satisfied by Company on or before the Funding Date; (4) no order, judgment or decree of any court, arbitrator or government authority is in effect that purports to enjoin or restrain any Lender from making the Loan to be made by it pursuant hereto;
(5) the making of the Loans on the Funding Date will not violate any law, including, without limitation, Regulation G, Regulation T, Regulation U or Regulation X of the Board of Governors of the Federal Reserve System; and (6) the use of proceeds of the Loans made pursuant hereto is in accordance with the Underwriting Guidelines.

Dated: ____________________

BANYAN STRATEGIC REALTY TRUST COMPANY


By:__________________________________



                                    Page 174 of 208 pages

                                 EXHIBIT VI

                              FORM OF GUARANTY


          This Limited Guaranty is entered into as of ____________, 19__ by [NAME OF GUARANTOR], a __________ corporation ("Guarantor"), in favor of and for the benefit of the lenders ("Lenders") party to that certain Convertible Term Loan Agreement dated as of October 10, 1997 by and among Banyan Strategic Realty Trust, a Massachusetts business trust ("Company") and Lenders, pursuant to which Morgens, Waterfall, Vintiadis & Company, Inc. acts as agent ("Agent") (said Convertible Term Loan Agreement, as it may hereafter be amended, supplemented or otherwise modified from time to time, being the "Agreement"; capitalized terms defined therein and not otherwise defined herein being used herein as therein defined).

          In order to induce Lenders to extend credit to Company pursuant to the Agreement, Guarantor hereby irrevocably and unconditionally guaranties, as primary obligor and not merely as surety, the due and punctual payment in full of all Guarantied Obligations (as hereinafter defined) when the same shall become due, whether at stated maturity, by acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. Sec. 362(a)). The term "Guarantied Obligations" is used herein in its most comprehensive sense and includes any and all Obligations of Company now or hereafter made, incurred or created, whether absolute or contingent, liquidated or unliquidated, whether due or not due, and however arising under or in connection with the Agreement and the other Loan Documents, including those arising under successive borrowing transactions under the Agreement which shall either continue the Obligations of Company or from time to time renew them after they have been satisfied, subject to the provisions of the succeeding paragraph.

          Notwithstanding any other provision of this Guaranty, the obligation of the Guarantor hereunder will not exceed ______________________ Dollars ($___________) on account of principal plus interest properly applicable thereto in accordance with the Agreement plus expenses of Lenders or Agent pursuant to subsection 8.2 of the Agreement. This limitation on the liability of Guarantor hereunder is not intended to relieve Guarantor of its obligations hereunder upon payment by Company or any other guarantor of all or a part of the Obligations of Company under the Loan Documents, but is merely a statement of the limited amount of the Guarantied Obligations, which may be less than the entire amount of the Obligations of Company under the Loan Documents.

          Guarantor agrees that its obligations hereunder are irrevocable, absolute, independent and unconditional and shall not be affected by any circumstance which constitutes a legal or equitable discharge of a guarantor or surety other than payment in full of the Guarantied Obligations. In furtherance of the foregoing and without limiting the generality thereof, Guarantor agrees as follows: (a) this Guaranty is a guaranty of payment when due and not of collectibility; (b) Agent or any Lender may from time to time, without notice or demand and without affecting the validity or enforceability
                                    Page 175 of 208 pages
of this Guaranty or giving rise to any limitation, impairment or discharge of Guarantor's liability hereunder, (i) renew, extend, accelerate or otherwise change the time, place, manner or terms of payment of the Guarantied Obligations, (ii) settle, compromise, release or discharge, or accept or refuse any offer of performance with respect to, or substitutions for, the Guarantied Obligations or any agreement relating thereto and/or subordinate the payment of the same to the payment of any other obligations, (iii) request and accept other guaranties of the Guarantied Obligations and take and hold security for the payment of this Guaranty or the Guarantied Obligations, (iv) release, exchange, compromise, subordinate or modify, with or without consideration, any security for payment of the Guarantied Obligations, any other guaranties of the Guarantied Obligations, or any other obligation of any Person with respect to the Guarantied Obligations, (v) enforce and apply any security now or hereafter held by or for the benefit of Agent or any Lender in respect of this Guaranty or the Guarantied Obligations and direct the order or manner of sale thereof, or exercise any other right or remedy that Agent or Lenders, or any of them, may have against any such security, as Agent in its discretion may determine consistent with the Agreement and any applicable security agreement, including foreclosure on any such security pursuant to one or more judicial or nonjudicial sales, whether or not every aspect of any such sale is commercially reasonable, and (vi) exercise any other rights available to Agent or Lenders, or any of them, under the Loan Documents, at law or in equity; and (c) this Guaranty and the obligations of Guarantor hereunder shall be valid and enforceable and shall not be subject to any limitation, impairment or discharge for any reason (other than payment in full of the Guarantied Obligations), including without limitation the occurrence of any of the following, whether or not Guarantor shall have had notice or knowledge of any of them: (i) any failure to assert or enforce or agreement not to assert or enforce, or the stay or enjoining, by order of court, by operation of law or otherwise, of the exercise or enforcement of, any claim or demand or any right, power or remedy with respect to the Guarantied Obligations or any agreement relating thereto, or with respect to any other guaranty of or security for the payment of the Guarantied Obligations, (ii) any waiver, amendment or modification of, or any consent to departure from, any of the terms or provisions (including without limitation provisions relating to events of default) of the Agreement, any of the other Loan Documents or any agreement or instrument executed pursuant thereto, or of any other guaranty or security for the Guarantied Obligations, (iii) the Guarantied Obligations, or any agreement relating thereto, at any time being found to be illegal, invalid or unenforceable in any respect, (iv) the application of payments received from any source to the payment of indebtedness other than the Guarantied Obligations, even though Agent or Lenders, or any of them, might have elected to apply such payment to any part or all of the Guarantied Obligations, (v) any failure to perfect or continue perfection of a security interest in any collateral which secures any of the Guarantied Obligations, (vi) any defenses, set-offs or counterclaims which Company may allege or assert against Agent or any Lender in respect of the Guarantied Obligations, including but not limited to failure of consideration, breach of warranty, payment, statute of frauds, statute of limitations, accord and satisfaction and usury, and (vii) any other act or thing or omission, or delay to do any other act or thing, which may or might in any manner or to any extent vary the risk of Guarantor as an obligor in respect of the Guarantied Obligations.

                                    Page 176 of 208 pages

          Guarantor hereby waives, for the benefit of Lenders and Agent: (a) any right to require Agent or Lenders, as a condition of payment or performance by Guarantor, to (i) proceed against Company, any other guarantor of the Guarantied Obligations or any other Person, (ii) proceed against or exhaust any security held from Company, any other guarantor of the Guarantied Obligations or any other Person, (iii) proceed against or have resort to any balance of any deposit account or credit on the books of Agent or any Lender in favor of Company or any other Person, or (iv) pursue any other remedy in the power of Agent or any Lender whatsoever; (b) any defense arising by reason of the incapacity, lack of authority or any disability or other defense of Company including, without limitation, any defense based on or arising out of the lack of validity or the unenforceability of the Guarantied Obligations or any agreement or instrument relating thereto or by reason of the cessation of the liability of Company from any cause other than payment in full of the Guarantied Obligations; (c) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (d) any defense based upon Agent's or any Lender's errors or omissions in the administration of the Guarantied Obligations, except behavior which amounts to bad faith; (e) (i) any principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms of this Guaranty and any legal or equitable discharge of Guarantor's obligations hereunder,
(ii) the benefit of any statute of limitations affecting Guarantor's liability hereunder or the enforcement hereof, (iii) any rights to set-offs, recoupments and counterclaims, and (iv) promptness, diligence and any requirement that Agent or any Lender protect, secure, perfect or insure any security interest or lien or any property subject thereto; (f) notices, demands, presentments, protests, notices of protest, notices of dishonor and notices of any action or inaction, including acceptance of this Guaranty, notices of default under the Agreement or any agreement or instrument related thereto, notices of any renewal, extension or modification of the Guarantied Obligations or any agreement related thereto, notices of any extension of credit to Company and notices of any of the matters referred to in the preceding paragraph and any right to consent to any thereof; and (g) to the fullest extent permitted by law, any defenses or benefits that may be derived from or afforded by law which limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms of this Guaranty.

          Until the Guarantied Obligations shall have been paid in full and the Loan Commitments shall have terminated, Guarantor shall withhold exercise of (a) any claim, right or remedy, direct or indirect, that Guarantor now has or may hereafter have against Company or any of its assets in connection with this Guaranty or the performance by Guarantor of its obligations hereunder, in each case whether such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise and including without limitation (i) any right of subrogation, reimbursement or indemnification that Guarantor now has or may hereafter have against Company, (ii) any right to enforce, or to participate in, any claim, right or remedy that Agent or any Lender now has or may hereafter have against Company, and (iii) any benefit of, and any right to participate in, any collateral or security now or hereafter held by Agent or any Lender, and (b) any right of contribution Guarantor may have against any other guarantor of any of the Guarantied

                                    Page 177 of 208 pages

Obligations. Guarantor further agrees that, to the extent the agreement to withhold the exercise of its rights of subrogation, reimbursement, indemnification and contribution as set forth herein is found by a court of competent jurisdiction to be void or voidable for any reason, any rights of subrogation, reimbursement or indemnification Guarantor may have against Company or against any collateral or security, and any rights of contribution Guarantor may have against any such other guarantor, shall be junior and subordinate to any rights Agent or Lenders may have against Company, to all right, title and interest Agent or Lenders may have in any such collateral or security, and to any right Agent or Lenders may have against such other guarantor.

          Any indebtedness of Company now or hereafter held by Guarantor is hereby subordinated in right of payment to the Guarantied Obligations, and any such indebtedness of Company to Guarantor collected or received by Guarantor after an Event of Default has occurred and is continuing shall be held in trust for Agent on behalf of Lenders and shall forthwith be paid over to Agent for the benefit of Lenders to be credited and applied against the Guarantied Obligations.

          Guarantor agrees to pay, or cause to be paid, on demand, and to save Agent and Lenders harmless against liability for, any and all costs and expenses (including fees and disbursements of counsel and allocated costs of internal counsel) incurred or expended by Agent or any Lender in connection with the enforcement of or preservation of any rights under this Guaranty.

          It is not necessary for Lenders or Agent to inquire into the capacity or powers of Guarantor or Company or the officers, directors or any agents acting or purporting to act on behalf of any of them.

          Lenders and Agent shall have no obligation to disclose or discuss with Guarantor their assessment, or Guarantor's assessment, of the financial condition of Company. Guarantor has adequate means to obtain information from Company on a continuing basis concerning the financial condition of Company and its ability to perform its obligations under the Loan Documents, and Guarantor assumes the responsibility for being and keeping informed of the financial condition of Company and of all circumstances bearing upon the risk of nonpayment of the Guarantied Obligations. Guarantor hereby waives and relinquishes any duty on the part of Agent or any Lender to disclose any matter, fact or thing relating to the business, operations or condition of Company now known or hereafter known by Agent or any Lender.

          The rights, powers and remedies given to Lenders and Agent by this Guaranty are cumulative and shall be in addition to and independent of all rights, powers and remedies given to Lenders and Agent by virtue of any statute or rule of law or in any of the other Loan Documents or any agreement between Guarantor and Lenders and/or Agent or between Company and Lenders and/or Agent. Any forbearance or failure to exercise, and any delay by any Lender or Agent in exercising, any right, power or remedy hereunder shall not impair any such right, power or remedy or be construed to be a waiver thereof, nor shall it preclude the further exercise of any such right, power or remedy.

                                    Page 178 of 208 pages

          Guarantor acknowledges and agrees that any interest on any portion of the Guarantied Obligations which accrues after the commencement of any proceeding, voluntary or involuntary, involving the bankruptcy, insolvency, receivership, reorganization, liquidation or arrangement of Company (or, if interest on any portion of the Guarantied Obligations ceases to accrue by operation of law by reason of the commencement of said proceeding, such interest as would have accrued on such portion of the Guarantied Obligations if said proceeding had not been commenced) shall be included in the Guarantied Obligations because it is the intention of Guarantor and Agent that the Guarantied Obligations which are guarantied by Guarantor pursuant to this Guaranty should be determined without regard to any rule of law or order which may relieve Company of any portion of such Guarantied Obligations.

          In the event that all or any portion of the Guarantied Obligations are paid by Company or any other guarantor, the obligations of Guarantor hereunder shall continue and remain in full force and effect or be reinstated, as the case may be, in the event that all or any part of such payment(s) are rescinded or recovered directly or indirectly from Agent or any Lender as a preference, fraudulent transfer or otherwise, and any such payments which are so rescinded or recovered shall constitute Guarantied Obligations for all purposes under this Guaranty.

          Guarantor hereby represents and warrants to Lenders that: (a) Guarantor is duly organized, validly existing and in good standing under the laws of the state of its [incorporation][organization]; (b) Guarantor has the power, authority and legal right to execute, deliver and perform this Guaranty and has taken all necessary action to authorize its execution, delivery and performance of this Guaranty; (c) this Guaranty has been duly executed and delivered by a duly authorized signatory of Guarantor, and this Guaranty constitutes the legally valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws or equitable principles relating to or limiting creditors' rights generally; and (d) the execution, delivery and performance of this Guaranty will not violate any provision of any existing law or regulation binding on Guarantor, or any order, judgment, award or decree of any court, arbitrator or governmental authority binding on Guarantor, or the certificate of incorporation or bylaws of Guarantor or any securities issued by Guarantor, or any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which Guarantor is a party or by which Guarantor or any of its assets may be bound, the violation of which would have a material adverse effect on the business, operations, assets or financial condition of Guarantor, and will not result in, or require, the creation or imposition of any Lien on any of its property, assets or revenues pursuant to the provisions of any such mortgage, indenture, lease, contract or other agreement, instrument or undertaking.

          In case any provision in or obligation under this Guaranty shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.
                                    Page 179 of 208 pages

          THIS GUARANTY AND THE RIGHTS AND OBLIGATIONS OF GUARANTOR, AGENT AND LENDERS HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING WITHOUT LIMITATION SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW
YORK), WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

          This Guaranty is a continuing guaranty and shall be binding upon Guarantor and its successors and assigns, and Guarantor hereby irrevocably waives any right to revoke this Guaranty as to future transactions giving rise to any Guarantied Obligations. This Guaranty shall inure to the benefit of Lenders, Agent and their respective successors and assigns.

          ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST GUARANTOR ARISING OUT OF OR RELATING TO THIS GUARANTY MAY BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE OF NEW YORK, AND BY EXECUTION AND DELIVERY OF THIS GUARANTY GUARANTOR ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE NONEXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS GUARANTY. Guarantor hereby agrees that service of all process in any such proceeding in any such court may be made by registered or certified mail, return receipt requested, to Guarantor at its address set forth below its signature hereto, such service being hereby acknowledged by Guarantor to be sufficient for personal jurisdiction in any action against Guarantor in any such court and to be otherwise effective and binding service in every respect. Nothing herein shall affect the right to serve process in any other manner permitted by law or shall limit the right of Agent or any Lender to bring proceedings against Guarantor in the courts of any other jurisdiction.

          GUARANTOR AND, BY ITS ACCEPTANCE OF THE BENEFITS HEREOF, AGENT EACH HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS GUARANTY. The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including without limitation contract claims, tort claims, breach of duty claims and all other common law and statutory claims. Guarantor and, by its acceptance of the benefits hereof, Agent each (i) acknowledges that this waiver is a material inducement for Guarantor and Agent to enter into a business relationship, that Guarantor and Agent have already relied on this waiver in entering into this Guaranty or accepting the benefits thereof, as the case may be, and that each will continue to rely on this waiver in their related future dealings, and (ii) further warrants and represents that each has reviewed this waiver with its legal counsel and that each knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS OF THIS GUARANTY. In the event of litigation, this Guaranty may be filed as a written consent to a trial by the court.

                                    Page 180 of 208 pages

          IN WITNESS WHEREOF, Guarantor has [executed this Guaranty] [caused this Guaranty to be duly executed and delivered by its officer thereunto duly authorized] as of the date first written above.

                                       [NAME OF GUARANTOR]


                                       By: __________________________
                                       [Title:_______________________]

                                       Address:  __________________________
                                                 __________________________
                                                 __________________________

                                    Page 181 of 208 Pages

                                 SCHEDULE A

                          Restart Partners, L.P.
                         Restart Partners II, L.P.
                         Restart Partners III, L.P.
                         Restart Partners IV, L.P.
                         Restart Partners V, L.P.
                         Endowment Restart LLC
                     Morgens Waterfall Income Partners












                                    Page 182 of 208 pages

                                 SCHEDULE 4.1

                            SUBSIDIARIES OF COMPANY








































                                    Page 183 of 208 pages

                                 SCHEDULE 4.6

                                  LITIGATION



                                    NONE




































                                    Page 184 of 208 pages

                                SCHEDULE 4.13

                             ENVIRONMENTAL MATTERS




                                    NONE



































                                    Page 185 of 208 pages

                                SCHEDULE 4.15

                                  INSURANCE








































                                    Page 186 of 208 pages

                                 SCHEDULE 6.1

                             EXISTING INDEBTEDNESS



                              SEE SCHEDULE 4.5




































                                    Page 187 of 208 pages

                                SCHEDULE 6.2

                               EXISTING LIENS




                              SEE SCHEDULE 4.5



































                                    Page 188 of 208 pages

                                 SCHEDULE 6.4

                         EXISTING CONTINGENT OBLIGATIONS




                                     NONE



































                                    Page 189 of 208 pages

Exhibit 6



                    FORM OF AMENDMENT TO THE DECLARATION OF TRUST

                                         of

                             BANYAN STRATEGIC REALTY TRUST,
                            a Massachusetts business trust


          BANYAN STRATEGIC REALTY TRUST, a Massachusetts business trust (the "Trust") does hereby amend its Declaration of Trust in the following respects:

          A new Section 7.2 is hereby added to the Declaration of Trust of the Trust to read, in full, as follows:

          7.2 The beneficial interests in the Trust designated as preferred shares shall, in addition to those provided by applicable law, have the following rights, preferences, privileges and terms:

          7.2. Designation, Rank and Number of Shares. The preferred shares created and authorized hereby shall be designated as the "Series A Convertible Preferred Shares" ("Series A Convertible Preferred Shares"). The Series A Convertible Preferred Shares will rank, with respect to dividend rights and rights on liquidation, winding-up and dissolution, (i) senior to Junior Securities, as they exist on the date hereof or as such Junior Securities may be constituted from time to time; (ii) on a parity with Parity Securities, as such Parity Securities may be constituted from time to time; and (iii) junior to Senior Securities, as such Senior Securities may be constituted from time to time. The number of Series A Convertible Preferred Shares shall be 200,000. The Series A Convertible Preferred Shares shall be issuable solely in whole shares that shall entitle the holder thereof to exercise the voting rights, to participate in the distributions and to have the benefit of all other rights of holders of Series A Convertible Preferred Shares as set forth herein and in the Declaration of Trust and under applicable law.

          7.2.2 Definitions. Capitalized terms used herein have the meanings assigned to them herein. The following terms, which are not otherwise defined herein, when used herein have the meanings set forth below:

          "Board" means the Board of Trustees of the Trust.

          "Change in Control" means any of the following: (i) the sale, lease, conveyance or other disposition of all or substantially all of the Trust's assets as an entirety or substantially as an entirety to any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) in one or a series of transactions, provided that a transaction where the holders of Common Shares immediately prior to such transaction own, directly or

                               Page 190 of 208 pages
indirectly, 50% or more of the Common Shares of such person or group immediately after such transactions shall not be a Change in Control; (ii) the acquisition by the Trust and/or any of its subsidiaries of 50% or more of the aggregate voting power of the Common Shares in one transaction or a series of related transactions; (iii) the liquidation or dissolution of the Trust, provided that a liquidation or dissolution of the Trust which is part of a transaction or series of related transactions that does not constitute a Change in Control under the "provided" clause of clause (i) above shall not constitute a Change in Control under this clause (iii); or (iv) any transaction or series of transactions (as a result of a tender offer, merger, consolidation or otherwise) that results in, or that is in connection with,
(a) any person, including a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) that includes such person, acquiring "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the aggregate voting power of the Common Shares of the Trust or "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act), directly, of 50% or more of the Common Shares outstanding, or (b) less than 50% (measured by either the aggregate voting power or the right to participate in dividends, distributions or liquidation of all classes) of the Trust's Common Shares being registered under Section 12(b) or 12(g) of the Exchange Act.

          "Change in Control Redemption Price" means 105% of the Liquidation Preference.

          "Common Shares" means the common shares of beneficial interest, $.01 par value per share, of the Trust.

          "Conversion Rate" has the meaning specified in Section 7.2.8(a).

          "Current Market Price" per share of beneficial interest (or other security, as applicable) on any date shall be deemed to be the average of the sale prices of a share of such beneficial interest (or other security, as applicable) for the fifteen consecutive trading days commencing twenty trading days before the earliest of the date in question and the date before the "ex date" with respect to the issuance or distribution requiring such computation. For the purposes of this definition, the term "ex date", when used with respect to any issuance or distribution, means the first date on which the share of beneficial interest (or other security, as applicable) trades regular way on the principal national securities exchange on which the share of beneficial interest is listed or admitted to trading (or if not so listed or admitted, on NASDAQ, or a similar organization if NASDAQ is no longer reporting trading information) without the right to receive such issuance or distribution.

          "Default Period" has the meaning specified in Section 7.2.3(b)(1).

"Determination Date" means, with respect to any dividend or other distribution, the date fixed for the determination of the holders of shares of beneficial interest or other equity securities of the Trust entitled to receive such dividend or distribution, or if a dividend or distribution is paid or made without fixing such a date, the date of such dividend or distribution.
                               Page 191 of 208 pages

          "Exchange Act" - to come.

          "Holder Redemption Date" has the meaning specified in Section
7.2.6(c).

          "Holder Redemption Price" has the meaning specified in Section
7.2.6(a).

          "Implied Price" means the Stated Value divided by the Conversion
Rate.

          "Issue Date" has the meaning specified in Section 7.2.4(a).

          "Liquidation" means the date of the final distribution of the assets of the Trust upon any liquidation, dissolution or winding up of the Trust, whether voluntary or involuntary.

          "Liquidation  Preference" has the meaning specified in Section
7.2.7.


          "Junior Securities" means the Common Shares and the shares of any other class or series of beneficial interest or other equity securities of the Trust which (by the terms of the Declaration of Trust or of the instrument by which the Board acting pursuant to authority granted in the Declaration of Trust, shall fix the relative rights, preferences and limitations thereof) shall be subordinated to the Series A Convertible Preferred Shares in respect of the right to receive dividends and assets of the Trust in Liquidation.

          "Optional Conversion" has the meaning specified in Section 7.2.8(a).

          "Notice of Change in Control" shall state (i) that a Change in Control has occurred, and that the holder may exercise its right to optional redemption ("Change in Control Redemption Right"), (ii) the expiration of such Change in Control Redemption Right (iii) the Change in Control Redemption Price, and (iv) a description of the procedure which a holder must follow to exercise its Change in Control Redemption Right.

          "Parity Securities" means the shares of any class or series of beneficial interest or other equity securities of the Trust which (by the terms of the Declaration of Trust or of the instrument by which the Board, acting pursuant to authority granted in the Declaration of Trust, shall fix the relative rights, preferences and limitations thereof) shall, in the event that the amounts payable thereon in Liquidation are not paid in full, be entitled to share ratably with the Series A Convertible Preferred Shares in any distribution of assets other than by way of dividends in accordance with the sums which would be payable in such distribution of assets if all sums payable were discharged in full.

          "Preferred Shares" means the preferred shares of beneficial interest, $.01 par value per share, of the Trust.

          "Redemption Date" has the meaning specified in Section 7.2.5(b).
                               Page 192 of 208 pages

          "Redemption Default Period" has the meaning specified in Section 7.2.6(d)(1).

          "Redemption Price" means 100% of Liquidation Preference, as required pursuant to Section 7.2.5 herein.

          "Sale Price" has the meaning specified in Section 7.2.8(c)(4).

          "Senior Securities" means the shares of any class or series of beneficial interest or other equity securities of the Trust which (by the terms of the Declaration of Trust or of the instrument by which the Board acting pursuant to authority granted in the Declaration of Trust, shall fix the relative rights, preferences and limitations thereof) shall be senior to the Series A Convertible Preferred Shares in respect of the right to receive dividends and assets of the Trust in Liquidation.

          "Series A Convertible Preferred Shares" has the meaning specified in
Section 7.2.1.

          "Shares" means the Common Shares and the Preferred Shares.

          "Stated Value" means the per share value of Series A Convertible Preferred Shares, which shall be initially established at One Hundred Dollars ($100.00) per share.

          "Trust" means Banyan Strategic Realty Trust, a Massachusetts business trust.

          "Voting Parity Securities" has the meaning specified in Section 7.2.3(b)(1).

          7.2.3   Voting Rights.

          (a)Voting Power. The holders of Series A Convertible Preferred Shares shall have the right to vote together with the holders of Common Shares as a single class in any and all matters with respect to which holders of Common Shares have voting or consent rights. Each Series A Convertible Preferred Share shall be entitled to cast such number of votes as are equal to the number of votes which could be cast by the number of Common Shares into which such Series A Convertible Preferred Share is then convertible; provided, however, that any fraction of a vote attributable to the aggregate number of votes entitled to be cast by a shareholder as a result of computing votes from the voting conversion calculation shall be disregarded for voting purposes. The Conversion Rate to be used in connection with the foregoing shall be the Conversion Rate in effect on the date fixed for the determination of holders of Common Shares entitled to vote on such matter. The holders of the Series A Convertible Preferred Shares and the holders of Common Shares shall vote as one class except as otherwise provided by law or this Declaration of Trust.

                               Page 193 of 208 pages

          (b)   Votes on Default.

          (1) In the event that any accrued dividends (whether or not declared) on the Series A Convertible Preferred Shares shall not have been paid when required by Section 7.2.4, in addition to their other rights, holders of Series A Convertible Preferred Shares shall be entitled to vote their Series A Convertible Preferred Shares, together with the holders of any Parity Securities upon which like voting rights have been conferred and are exercisable (the "Voting Parity Securities"), in accordance with the procedures set forth below, (i) immediately to elect, as a class, two trustees to the Board of Trustees, and, (ii) if, on the first anniversary after the election (the "Initial Election") of such trustees, any accrued dividends (whether or not declared) on the Series A Convertible Preferred Shares shall not have been paid, to elect one additional trustee, and (iii) if, on each succeeding anniversary of the Initial Election any accrued dividends (whether or not declared) on the Series A Preferred Shares shall not have been paid, to elect one additional trustee. So long as any Series A Convertible Preferred Shares shall be outstanding, the holders of Series A Convertible Preferred Shares shall retain the right to vote and elect, with the holders of such Voting Parity Securities, as a class, the trustees permitted by the preceding sentence until all accrued but unpaid dividends on the Series A Convertible Preferred Shares are paid in full or declared and set aside for payment. The period during which holders of Series A Convertible Preferred Shares retain such right is referred to as a "Default Period".

          (2) So long as any Series A Convertible Preferred Shares shall be outstanding, during any Default Period, the voting right described in subsection (1) above may be exercised initially at a special meeting called pursuant to subsection (3) below or at any annual meeting of shareholders.
The absence of a quorum of holders of Common Shares (or any class thereof) shall not affect the exercise of such voting rights by the holders of Series A Convertible Preferred Shares and Voting Parity Securities. Holders of Series A Convertible Preferred Shares and Voting Parity Securities shall be entitled, as among the class of holders of Series A Convertible Preferred Shares and Voting Parity Securities, to one vote for each $100 of Liquidation Preference represented by the shares so held.










                               Page 194 of 208 pages

          (3) Unless the holders of Series A Convertible Preferred Shares and Voting Parity Securities, if any are then outstanding, have, during an existing Default Period, previously exercised their right to elect trustees, the Board may, and upon the request of the holders of record of not less than 10% of the aggregate Liquidation Preference of Series A Convertible Preferred Shares, the Board shall, order the calling of a special meeting of holders of Series A Convertible Preferred Shares and Voting Parity Securities, if any are then outstanding, which meeting shall thereupon be called by the President, a Vice President or the Secretary of the Trust. Notice of such meeting and of any annual meeting at which holders of Series A Convertible Preferred Shares and Voting Parity Securities are entitled to vote pursuant to this subsection
(3) shall be given to each holder of record of Series A Convertible Preferred Shares by mailing a copy of such notice to such holder at such holder's last address as it appears on the books of the Trust. Such meeting shall be called for a date not later than 90 days after such order or request, or, in default of the calling of such meeting within 90 days after such order or request, such meeting may be called on similar notice by any shareholder or shareholders owning in the aggregate not less than 10% of the aggregate Liquidation Preference of the Series A Convertible Preferred Shares. Notwithstanding the provisions of this subsection (3), the Trust shall not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of shareholders of the Trust, at which meeting such trusteeships shall be filled by vote of the holders of Series A Convertible Preferred Shares and Voting Parity Securities.

          (4) During any Default Period, the holders of Common Shares, and other classes of beneficial interest or other equity securities of the Trust, if applicable, shall continue to be entitled to elect all of the trustees unless and until the holders of Series A Convertible Preferred Shares and Voting Parity Securities shall have exercised their right to elect trustees voting as a class. After the exercise of this right (i) the trustees so elected by the holders of Series A Convertible Preferred Shares and Voting Parity Securities shall continue in office until the earlier of (A) such time as their successors shall have been elected by such holders and (B) the expiration of the Default Period, and (ii) any vacancy in the Board with respect to a trusteeship to be elected pursuant to this Section by the holders of Series A Convertible Preferred Shares and Voting Parity Securities may be filled by vote of the remaining trustee(s) previously elected by such holders. References in this subsection (b) to trustees elected by the holders of a particular class of beneficial interest or other equity security shall include trustees elected by such trustees to fill vacancies as provided in clause (ii) of the foregoing sentence.

                               Page 195 of 208 pages

          (5) Immediately upon the expiration of a Default Period, (i) the right of the holders of Series A Convertible Preferred Shares to elect trustees pursuant to this Section 7.2.3(b) shall cease, (ii) the term of any trustees elected by the holders of Series A Convertible Preferred Shares and Voting Parity Securities pursuant to this Section shall terminate, and (iii) the number of trustees shall be such number as may be provided for in the Declaration of Trust or bylaws irrespective of any increase made pursuant to subsection (1) of this Section 7.2.3(b) (such number being subject, however, to subsequent change in any manner provided by law or in the Declaration of Trust or bylaws).

          (c) Issuance of Parity and Senior Securities. So long as any Series A Convertible Preferred Shares are outstanding, the vote or consent of the holders of 66-2/3% of the outstanding Series A Convertible Preferred Shares, voting together as a single class, shall be necessary to authorize or issue any additional class or series of Parity Securities or Senior Securities, or any security convertible into Parity Securities or Senior Securities, or to issue (except in replacement or exchange of outstanding shares) any share of Series A Convertible Preferred Shares other than upon conversion of the notes issued pursuant to the Convertible Term Loan Agreement dated as of October 10, 1997 between the Trust and the Lenders named therein.

          (d) Amendments to Declaration of Trust. So long as any Series A Convertible Preferred Shares are outstanding, in addition to any vote or consent that may be otherwise required by law or this Declaration of Trust, the vote or consent of the holders of a majority of the Series A Convertible Preferred Shares outstanding shall be required to amend, alter or repeal any provision of this Declaration of Trust so as to affect adversely the rights, preferences, powers or privileges of the Series A Convertible Preferred Shares.

          7.2.4 Dividends. (a)The holders of Series A Convertible Preferred Shares shall be entitled to receive, when, as and if declared by the Board, out of funds legally available therefor, cash dividends, accruing from the date of issuance, at the annual rate of 10% per annum on the Stated Value of the Series A Convertible Preferred Shares, and no more, payable, when, as and if declared by the Board, quarterly on March 31, June 30, September 30 and December 31 of each year (each quarterly period ending on any such date being hereinafter referred to as a "dividend period"), at such annual rate. Each dividend will be payable to holders of record as they appear on the stock books of the Trust on such record dates, not exceeding 45 days preceding the payment dates thereof, as shall be fixed by the Board of the Trust. The date of initial issuance of a share of Series A Convertible Preferred Shares is hereinafter referred to as the "Issue Date" of such share. Dividends payable on the Series A Convertible Preferred Shares (i) for any period other than a full dividend period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months and (ii) for each full dividend period, shall be computed by dividing the annual dividend rate by four.

                               Page 196 of 208 pages

          (b) Dividends on Series A Convertible Preferred Shares shall be cumulative from the Issue Date whether or not there shall be funds legally available for the payment thereof. If there shall be outstanding shares of any other series of Preferred Shares ranking on a parity with the Series A Convertible Preferred Shares as to dividends, no full dividends shall be declared or paid or set apart for payment on any such other series for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Series A Convertible Preferred Shares for all dividend periods terminating on or prior to the date of payment of such dividends. If dividends on the Series A Convertible Preferred Shares and on any other series of Preferred Shares ranking on a parity as to dividends with the Series A Convertible Preferred Shares are in arrears, in making any dividend payment on account of such arrears, the Trust shall make payments ratably upon all outstanding shares of the Series A Convertible Preferred Shares and shares of such other series of Preferred Shares in proportion to the respective amounts of dividends in arrears on the Series A Convertible Preferred Shares and on such other series of Preferred Shares to the date of such dividend payment. During a Default Period, the holders of the Series A Convertible Preferred Shares shall be entitled to receive dividends at an annual rate of 11% per annum. No further interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments which may be in arrears.

          (c) Unless full cumulative dividends on all outstanding Series A Convertible Preferred Shares shall have been paid or declared and set aside for payment for all past dividend periods and the Trust is not in default or in arrears in respect to the optional redemption of any Series A Convertible Preferred Shares, no dividend shall be declared upon the Junior Securities, nor shall the Trust make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for any shares of Junior Securities or make any distribution in respect thereof, whether in cash or property or in obligations or shares of beneficial interest or other equity security of the Trust, other than distributions of Junior Securities which is neither convertible into, nor exchangeable or exercisable for, any securities of the Trust other than Junior Securities.

                               Page 197 of 208 pages

          7.2.5   Redemption at the Option of the Trust.

          (a) At any time, or from time to time, from and after three years after their Issue Date, the Series A Convertible Preferred Shares issued on such Issue Date shall be redeemable, in whole or in part, at the option of the Trust, upon the giving of notice as provided in Section 7.2.5(b) hereof, at the Redemption Price plus accrued and unpaid dividends to and including the Redemption Date, without interest.

          (b) At least 30 days, but not more than 60 days, prior to the date fixed for the redemption of Series A Convertible Preferred Shares pursuant to
Section 7.2.5(a) hereof (the "Redemption Date"), written notice of such redemption shall be mailed to each holder of record of Series A Convertible Preferred Shares to be redeemed in a postage prepaid envelope sent by first class mail and addressed to such holders at their last addresses as they shall appear on the stock register of the Trust.

          Each such notice shall state:

          (i)   the Redemption Date;

          (ii) the number of Series A Convertible Preferred Shares to be redeemed and, if less than all of the Series A Convertible Preferred Shares held by such holder are to be redeemed from such holder, the number of Series A Convertible Preferred Shares to be redeemed from such holder and the method used to calculate such number;

          (iii) the Redemption Price and the amount of any accrued but unpaid dividends to and including the Redemption Date; and

          (iv) the place or places where certificates for such Series A Convertible Preferred Shares are to be surrendered for payment of the Redemption Price.

          On or after the Redemption Date, each holder of Series A Convertible Preferred Shares to be redeemed shall present and surrender its certificate or certificates for such Series A Convertible Preferred Shares to the Trust at the place designated in such notice, and thereupon, the Redemption Price (together with any accrued by unpaid dividends to and including the Redemption
Date) for such Series A Convertible Preferred Shares shall be paid to or on the order of the person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be canceled. In the event that fewer than all of the Series A Convertible Preferred Shares represented by such certificate shall be redeemed, a new certificate shall be issued to the person whose name appears on such certificate representing the unredeemed Series A Convertible Preferred Shares. The issuance of such new certificates shall be made without charge to the holder for any tax or withholding imposed in respect of the issuance thereof, other than any tax which may be payable with respect to any transfer involved in the issue and delivery of any certificate in a name other than that of the holder of the Series A Convertible Preferred Shares being redeemed.

                               Page 198 of 208 pages

          (c) If following the making of the Redemption Notice contemplated by Section 7.2.5(b), but on or before any Redemption Date, the Trust deposits with any bank or trust company in New York, as a trust fund, (1) a sum (including accrued and unpaid dividends) sufficient to redeem, on the Redemption Date, the Series A Convertible Preferred Shares called for redemption and (2) irrevocable instructions and authority to the bank or trust company to give notice of redemption thereof (or to complete the giving of the notice if already commenced) and to pay, on and after the Redemption Date or prior thereto, the Redemption Price of the Series A Convertible Preferred Shares to their respective holders upon the surrender of their share certificates, then from and after the Redemption Date, the shares so called shall be redeemed on, and dividends on those shares shall cease to accrue after, the Redemption Date. The deposit shall constitute full payment of the shares to their holders and from and after the Redemption Date the shares shall no longer be outstanding and the holders shall cease to be shareholders with respect to those shares and shall have no rights with respect thereto except the right to receive from the bank or trust company payment of the Redemption Price of the shares without interest (upon the surrender of their certificates). Notwithstanding anything in this Section 7.2.5(c) to the contrary, any rights of conversion which may be provided under this Section
7.2 for those shares shall continue until the Redemption Date. Any moneys so deposited on account of the Redemption Price of Series A Convertible Preferred Shares that are converted after the making of that deposit shall be repaid to the Trust forthwith upon the conversion of such Series A Convertible Preferred Shares. Any interest accrued on any funds so deposited shall be property of, and paid to, the Trust. If the holders of Series A Convertible Preferred Shares so called for redemption shall not, at the end of two years from the Redemption Date, have claimed any funds so deposited, the bank or trust company shall pay over to the Trust the unclaimed funds, and the bank or trust company shall thereafter be relieved of all responsibility to those holders and those holders shall look only to the Trust for payment of the Redemption Price.

          (d) If fewer than all of the Series A Convertible Preferred Shares are to be redeemed, the Board of Trustees of the Trust shall allocate the aggregate number of shares to be redeemed pro rata (or as nearly pro rata as practicable) or by lot.

          7.2.6   Redemption at the Option of the Holder.

          (a) At any time, or from time to time, three years after the Issue Date of Series A Convertible Preferred Shares, the Series A Convertible Preferred Shares issued on such Issue Date shall be redeemable, in whole or in part, at the option of the Holder, upon the giving of notice as provided in
Section 7.2.6(c) hereof, at a per share price equal to 100% of the Stated Value (the "Holder Redemption Price") plus accrued and unpaid dividends to and including the Holder Redemption Date, without interest.

                               Page 199 of 208 pages

          (b) If there occurs a Change in Control with respect to the Trust, then each share of Series A Convertible Preferred Shares may be redeemed, at the option of the holder thereof at any time from the date of such Change in Control until the expiration of 90 days after the date of the Notice of Change in Control has been received by such holder of Series A Convertible Preferred Shares, at the Change in Control Redemption Price.

          (c) At least 5 days prior to the date of the Holder's exercise of its option to have Series A Convertible Preferred Shares redeemed pursuant to
Section 7.2.6(a) hereof (the "Holder Redemption Date"), written notice of such exercise of its option, stating the number of shares to be redeemed and the Holder Redemption Date, shall be mailed to the Trust (the "Holder Redemption Notice").

          On or after the Holder Redemption Date, each holder of Series A Convertible Preferred Shares to be redeemed shall present and surrender its certificate or certificates for such Series A Convertible Preferred Shares to the Trust at a place designated by the Trust, and thereupon, the Holder Redemption Price (together with any accrued by unpaid dividends to and including the Holder Redemption Date) for such Series A Convertible Preferred Shares shall be paid to or on the order of the person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be canceled. In the event that fewer than all of the Series A Convertible Preferred Shares represented by such certificate shall be redeemed, a new certificate shall be issued to the person whose name appears on such certificate representing the unredeemed Series A Convertible Preferred Shares. The issuance of such new certificates shall be made without charge to the holder for any tax or withholding imposed in respect of the issuance thereof; provided that the Trust shall not be required to pay any tax which may be payable with respect to any transfer involved in the issue and delivery of any certificate in a name other than that of the holder of the Series A Convertible Preferred Shares being redeemed.

          (d) If following the making of the Holder Redemption Notice contemplated by Section 7.2.6(c), but on or before any Holder Redemption Date, the Trust deposits with any bank or trust company in New York, as a trust fund, (1) a sum (including accrued and unpaid dividends) sufficient to redeem, on the Holder Redemption Date, the Series A Convertible Preferred Shares selected for redemption and (2) irrevocable instructions and authority to the bank or trust company to pay, on and after the Holder Redemption Date or prior thereto, the Holder Redemption Price of the Series A Convertible Preferred Shares to their respective holders upon the surrender of their share certificates, then within 90 days after the Holder Redemption Date, the shares so identified in the Holder Redemption Notice as shares to be redeemed shall be redeemed on the date the respective share certificates for such shares have been surrendered, or upon receipt of sufficient evidence as to lost, mutilated or destroyed share certificates, and dividends on those shares shall cease to accrue after, the Holder Redemption Date. Any shares identified in the Holder Redemption Notice to be redeemed, whose respective share certificates, or requisite evidence of loss, mutilation or destruction, have not been surrendered within 90 days of the Holder Redemption Date, shall not be

                               Page 200 of 208 pages
redeemed, and the Holder Redemption Notice relating to such unredeemed shares shall be deemed cancelled, and such shares shall remain, and be deemed to have been, outstanding. The deposit shall constitute full payment of the shares to their holders and from and after the Holder Redemption Date the shares shall no longer be outstanding and the holders shall cease to be shareholders with respect to those shares and shall have no rights with respect thereto except the right to receive from the bank or trust company payment of the Holder Redemption Price of the shares without interest (upon the surrender of their certificates). Notwithstanding anything in this Section 7.2.6(d) to the contrary, any rights of conversion which may be provided in this Section 7.2 for those shares shall continue until the Holder Redemption Date. Any moneys so deposited on account of the Holder Redemption Price of Series A Convertible Preferred Shares that are converted after the making of that deposit shall be repaid to the Trust forthwith upon the conversion of such Series A Convertible Preferred Shares. Any interest accrued on any funds so deposited shall be property of, and paid to, the Trust. If the holders of Series A Convertible Preferred Shares so selected for redemption shall not, at the end of two years from the Holder Redemption Date, have claimed any funds so deposited, the bank or trust company shall pay over to the Trust the unclaimed funds, and the bank or trust company shall thereafter be relieved of all responsibility to those holders and those holders shall look only to the Trust for payment of the Holder Redemption Price.

          (e)   Votes on Redemption Default.

          (1) In the event that the Trust fails to redeem any share of Series A Convertible Preferred Shares selected for redemption by the holder thereof pursuant to Section 7.2.6(a) or 7.2.6(b) above in the manner set forth in 7.2.6(c) and 7.2.6(d) above (the "Selected Shares"), then holders of Series A Convertible Preferred Shares shall be entitled to vote their Series A Convertible Preferred Shares, together with the holders of any Voting Parity Securities, in accordance with the procedures set forth below, (i) immediately to elect, as a class, two trustees to the Board of Trustees, and, (ii) if, on the first anniversary after the election (the "Redemption Initial Election") of such trustees, any Selected Shares have yet to be redeemed, to elect as a class the one additional trustee, and (iii) if on each succeeding anniversary of the Redemption Initial Election, any Selected Shares have yet to be redeemed, to elect one additional trustee. So long as any Selected Shares are outstanding, the holders of Series A Convertible Preferred Shares shall retain the right to vote and elect, with the holders of such Voting Parity Securities, as a class, the trustees permitted by the preceding sentence, until all Selected Shares have been redeemed by the Trust. The period during which holders of Series A Convertible Preferred Shares retain such right is referred to as a "Redemption Default Period".

                               Page 201 of 208 pages

          (2) So long as any Selected Shares are outstanding, during any Redemption Default Period, the voting right described in subsection (1) above may be exercised initially at a special meeting called pursuant to subsection
(3) below or at any annual meeting of shareholders. The absence of a quorum of holders of Common Shares (or any class thereof) shall not affect the exercise of such voting rights by the holders of Series A Convertible Preferred Shares and Voting Parity Securities. Holders of Series A Convertible Preferred Shares and Voting Parity Securities shall be entitled, as among the class of holders of Series A Convertible Preferred Shares and Voting Parity Securities, to one vote for each $100 of Liquidation Preference represented by the shares so held.

          (3) Unless the holders of Series A Convertible Preferred Shares and Voting Parity Securities, if any are then outstanding, have, during an existing Redemption Default Period, previously exercised their right to elect trustees, the Board may, and upon the request of the holders of record of not less than 10% of the aggregate liquidation preference of Series A Convertible Preferred Shares and Voting Parity Securities, the Board shall, order the calling of a special meeting of holders of Series A Convertible Preferred Shares and Voting Parity Securities, if any Series A Convertible Preferred Shares are then outstanding, which meeting shall thereupon be called by the President, a Vice President or the Secretary of the Trust. Notice of such meeting and of any annual meeting at which holders of Series A Convertible Preferred Shares and Voting Parity Securities are entitled to vote pursuant to this subsection (3) shall be given to each holder of record of Series A Convertible Preferred Shares by mailing a copy of such notice to such holder at such holder's last address as it appears on the books of the Trust. Such meeting shall be called for a date not later than 90 days after such order or request, or, in default of the calling of such meeting within 90 days after such order or request, such meeting may be called on similar notice by any shareholder or shareholders owning in the aggregate not less than 10% of the aggregate liquidation preference of the Series A Convertible Preferred Shares and Voting Parity Securities. Notwithstanding the provisions of this subsection (3), the Trust shall not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of shareholders of the Trust, at which meeting such trusteeships shall be filled by vote of the holders of Series A Convertible Preferred Shares and Voting Parity Securities.

          (4) During any Redemption Default Period, the holders of Common Shares, and other classes of beneficial interest or other equity securities of the Trust, if applicable, shall continue to be entitled to elect all of the trustees unless and until the holders of Series A Convertible Preferred Shares and Voting Parity Securities shall have exercised their right to elect trustees voting as a class. After the exercise of this right (i) the trustees so elected by the holders of Series A Convertible Preferred Shares and Voting Parity Securities shall continue in office until the earlier of (A) such time as their successors shall have been elected by such holders and (B) the expiration of the Redemption Default Period, and (ii) any vacancy in the Board with respect to a trusteeship to be elected pursuant to this Section by the holders of Series A Convertible Preferred Shares and Voting Parity Securities

                               Page 202 of 208 pages
may be filled by vote of the remaining trustee(s) previously elected by such holders. References in this subsection (c) to trustees elected by the holders of a particular class of shares of beneficial interest or other equity securities shall include trustees elected by such trustees to fill vacancies as provided in clause (ii) of the foregoing sentence.

          (5) Immediately upon the expiration of a Redemption Default Period, (i) the right of the holders of Series A Convertible Preferred Shares to elect trustees pursuant to this Section shall cease, (ii) the term of any trustees elected by the holders of Series A Convertible Preferred Shares and Voting Parity Securities pursuant to this Section shall terminate, and (iii) the number of trustees shall be such number as may be provided for in the Declaration of Trust or bylaws irrespective of any increase made pursuant to subsection (1) of this Section 7.2.6(e) (such number being subject, however, to subsequent change in any manner provided by law or in the Declaration of Trust or bylaws).

          7.2.7 Priority of Series A Convertible Preferred Shares in event of Liquidation, Dissolution or Winding Up. In the event of any Liquidation, after payment or provision for payment of the debts and other liabilities of the Trust, and after payment or provision for payment to holders of Senior Securities (provided that the issuance of such Senior Securities was duly approved by the holders of Series A Convertible Preferred Shares in accordance with the provision of Section 3(c) herein), the holders of Series A Convertible Preferred Shares shall be entitled to receive, out of the remaining net assets of the Trust, the amount of One Hundred dollars ($100.00) plus accrued and unpaid dividends (the "Liquidation Preference") in cash for each share of Series A Convertible Preferred Shares, before any payment shall be made or any assets distributed to the holders of the Common Shares or any other Junior Securities upon such Liquidation. If upon any Liquidation the amounts payable with respect to the Liquidation Preference of Series A Convertible Preferred Shares and any Parity Securities are not paid in full, the holders of Series A Convertible Preferred Shares and of the Parity Securities will share pro rata in the amounts payable and other property distributable with respect to such Liquidation so that the per share amounts to which holders of Series A Convertible Preferred Shares and the Parity Securities are entitled will in all cases bear to each other the same ratio that the Liquidation Preferences of the Series A Convertible Preferred Shares and the liquidation preference of the Parity Securities bear to each other. Except as otherwise provided in this Section 7.2.7, holders of Series A Convertible Preferred Shares shall not be entitled to any distribution in the event of Liquidation. Neither a consolidation, merger or other business combination of the Trust with or into another corporation or other entity, nor a sale or transfer of all or part of the Trust's assets for cash, securities or other property shall constitute a Liquidation for purposes of this Section
7.2.7. With regard to rights to receive distributions upon Liquidation, the Series A Convertible Preferred Shares shall rank prior to any other equity securities of the Trust, including the Common Shares of the Trust except with respect to Senior Securities and Parity Securities.

                               Page 203 of 208 pages

          7.2.8   Conversion.

          (a) Optional Conversion. Each share of Series A Convertible Preferred Shares is convertible, at any time or from time to time prior to the close of business on the Redemption Date, in whole or in part, at the option of the holders thereof ("Optional Conversion"), into duly and validly issued, fully paid and nonassessable Common Shares at a rate of 19.4174 Common Shares for each share of Series A Convertible Preferred Shares, subject to adjustment as set forth below (such rate, as adjusted from time to time, being the "Conversion Rate"). If sufficient funds for redemption have been deposited as contemplated by subsections 7.2.5(a) or 7.2.6(a), the right of conversion of any Series A Convertible Preferred Shares called for redemption will terminate at the close of business on the Redemption Date or Holder Redemption Date, as applicable, with respect to such Series A Convertible Preferred Shares.

          (a) Optional Conversion of Series A Convertible Preferred Shares may be effected by delivering the certificates evidencing such Series A Convertible Preferred Shares, together with written notice of conversion and proper assignment of such certificates to the Trust or in blank, to the office maintained by the Trust for that purpose. Each Optional Conversion shall be deemed to have been effected immediately prior to the close of business on the date on which the foregoing requirements shall have been satisfied and the person or persons entitled to receive the Common Shares deliverable upon conversion of the Series A Convertible Preferred Shares shall be treated for all purposes as the record holder or holders of such Common Shares at such time on such date. The Optional Conversion shall be at the Conversion Rate in effect at such time on such date.

          (b) Issuance of Common Share Certificates. Upon any conversion described in Section 7.2.8(a) above, the Trust shall, as soon as practicable after the surrender for conversion of certificates evidencing Series A Convertible Preferred Shares and compliance with any other required conditions, deliver to the person for whom such Series A Convertible Preferred Shares are so surrendered, or to the nominee or nominees of such person, certificates evidencing the number of full Common Shares to which such person shall be entitled, together with a cash payment in respect of any fraction of a Common Share as hereinafter provided.

          (c) Adjustment. From and after October 10, 1997, the Conversion Rate is subject to adjustment from time to time as provided below in this
Section 7.2.8(c).

          (1) If the Trust shall fix a Determination Date with respect to the payment of, or the making of, a dividend or other distribution with respect to its Common Shares in Common Shares (including by way of reclassification of any of its Common Shares), the Conversion Rate in effect at the opening of business on the day following the Determination Date shall be increased by multiplying the Conversion Rate in effect at the closing of business on the Determination Date by a fraction, the numerator of which shall be the sum of the number of Common Shares outstanding at the close of business on the Determination Date, excluding the effect of such dividend or

                               Page 204 of 208 pages
distribution, plus the total number of Common Shares constituting such dividend or other distribution, and the denominator of which shall be the number of Common Shares outstanding at the close of business on the Determination Date, excluding the effect of such dividend or distribution, such increase to become effective at the opening of business on the day following the Determination Date. For the purposes of this clause (1), the number of Common Shares at any time outstanding shall not include shares held in the treasury of the Trust and the number of shares constituting such dividend or other distribution shall include, if applicable, shares represented by cash issued in lieu of fractional Common Shares.

          (2) If outstanding Common Shares shall be subdivided or split into a greater number of Common Shares, the Conversion Rate in effect at the opening of business on the day following the day upon which such subdivision or split becomes effective shall be proportionately increased, and, conversely, in case outstanding Common Shares shall be combined into a lesser number of Common Shares, the Conversion Rate in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately reduced, such increase or reduction, as the case may be, to become effective at the opening of business on the day following the day upon which such subdivision or split or combination becomes effective.

          (3) If the Trust shall distribute to holders of Common Shares evidences of indebtedness, equity securities other than Common Shares (including, without limitation, equity interests in the Trust's subsidiaries) or other assets (other than regular cash dividends), or shall distribute to holders of Common Shares rights, options or warrants to subscribe to securities, then in each such case the Conversion Rate shall be adjusted so that it shall equal the rate determined by multiplying the Conversion Rate in effect immediately prior to the date of such distribution by a fraction of which the numerator shall be the Current Market Price per Common Share on the record date mentioned below, and of which the denominator shall be such Current Market Price less the then fair market value of the evidences of indebtedness, equity securities and assets so distributed, or of such subscription rights, warrants or options, applicable to one Common Share. For the purposes of this subsection (3), in the event of a distribution of shares of capital stock or other securities of any subsidiary of the Trust as a dividend on Common Shares, the "then fair market value" of the shares or other securities so distributed shall be the greater of (x) the value of such shares or other securities on the record date mentioned below as determined by an independent appraiser of national repute appointed in good faith, by the Board of Trustees, and (y) the Current Market Price of the shares or other securities so distributed as of a date 20 days following the distribution date thereof. Such adjustment shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

          (4) If the Trust shall sell, transfer, or otherwise convey Common Shares at a gross price per share (the "Sale Price") less than the Implied Price (or, if previously adjusted pursuant to this subsection (4), at a price per share less than the lowest of all the preceding Sale Prices) per Common

                               Page 205 of 208 pages

Share, then in such case the Conversion Rate shall be adjusted so that it shall equal the rate determined by dividing the Stated Value per Series A Convertible Preferred Share in effect immediately prior to the date of such conveyance by the Sale Price. Notwithstanding the foregoing, the Trust shall not, issue, sell, transfer, or otherwise convey Common Shares at less than their fair market value as determined in the reasonable good faith judgment of the Board of Trustees (which fair market value, under all the circumstances relevant, might not be equivalent to the Current Market Price).

          (5) All adjustments to the Conversion Rate will be calculated to the nearest 1/100th of a Common Share. No adjustment in the Conversion Rate will be required unless such adjustment would require an increase or decrease of at least one percent in the Conversion Rate; provided, however, that any adjustments which by reason of this Section 7.2.8(c)(5) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments to the Conversion Rate shall be made successively.

          (d) Adjustment for Reorganization, Consolidation or Merger. If there shall occur any capital reorganization or any reclassification of the beneficial interest or other equity securities of the Trust, consolidation, merger or other business combination of the Trust with or into another corporation or other entity, or the conveyance of all or substantially all of the assets of the Trust to another corporation or other entity, each share of Series A Convertible Preferred Shares shall thereafter be convertible into the number of shares or other securities or property to which a holder of the number of Common Shares deliverable upon conversion of each share of Series A Convertible Preferred Shares would have been entitled upon such reorganization, reclassification, consolidation, merger or conveyance. In any such case, appropriate adjustment (as determined by the Board) shall be made in the application of the provisions hereof with respect to the rights of the holders of Series A Convertible Preferred Shares such that the provisions hereof (including, without limitation, provisions with respect to changes in and other adjustments of the Conversion Rate) shall thereafter be applicable, as nearly as reasonably practicable, in relation to any shares or other property thereafter deliverable upon the conversion of the Series A Convertible Preferred Shares.

          (e) Computation and Notification of Adjustment. Whenever the Conversion Rate is (or in the case of clause (3) below, will be) adjusted as provided in Section 7.2.8, the Trust shall:

          (1) forthwith compute the adjusted Conversion Rate in accordance with this Section 7.2.8 and prepare a certificate signed and verified by the Chairman of the Board, the President or a Vice President of the Trust and by the Chief Financial Officer, the Treasurer or an Assistant Treasurer of the Trust setting forth the adjusted Conversion Rate, the method of calculation thereof in reasonable detail and the facts requiring such adjustment and upon which such adjustment is based, and shall maintain such certificate at its principal executive office; and

                               Page 206 of 208 pages

          (2) mail a notice stating that the Conversion Rate has been adjusted, the facts requiring such adjustment and upon which such adjustment is based and setting forth the adjusted Conversion Rate, to the holders of record of the outstanding Series A Convertible Preferred Shares at their last addresses as they shall appear on the stock register of the Trust, as soon as practicable after such adjustment has been made.

          (3) at least twenty (20) days prior to the record date therefor, mail a notice to each holder of Series A Convertible Preferred Shares stating, if applicable, (a) the date as of which the holders of record of Common Shares to be entitled to a dividend, distribution, split, right, option or warrant are to be determined and a reasonably detailed description of such dividend, distribution, split, right, option or warrant, or (b) the date on which a reorganization, reclassification, consolidation, merger, sale, lease, transfer, liquidation, dissolution or winding-up is expected to become effective, and the date as of which it is expected that holders of record of Common Shares shall be entitled to exchange their shares for securities or other property, if any, deliverable upon such reorganization, reclassification, consolidation, merger, sale, lease, transfer, liquidation, dissolution or winding-up.

          7.2.9 No Fractional Shares. No fractional Common Shares shall be issued upon the conversion of any Series A Convertible Preferred Shares. Upon any such conversion, in lieu of any fractional Common Share otherwise issuable in respect of the aggregate number of Series A Convertible Preferred Shares of any holder that are converted, such holders shall be entitled to receive an amount in cash (computed to the nearest cent, with one-half cent rounded upward) equal to the same fraction of the current value of one Common Share, such value to be conclusively determined by the Board in its sole and absolute discretion. If more than one share of Series A Convertible Preferred Shares shall be surrendered for conversion at one time by or for the same holder, the number of full Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of Series A Convertible Preferred Shares so surrendered.

          7.2.10 Reservation of Common Shares. The Trust shall at all times reserve and keep available out of its authorized and unissued Common Shares, solely for issuance upon the conversion of Series A Convertible Preferred Shares as herein provided, free from any preemptive rights, such number of Common Shares as shall from time to time be sufficient to permit the conversion of all the Series A Convertible Preferred Shares then outstanding.

          7.2.11 Status of Redeemed or Converted Series A Convertible Preferred Shares. So long as Series A Convertible Preferred Shares remain outstanding, Series A Convertible Preferred Shares redeemed by the Trust or converted into Common Shares will be restored to the status of authorized but unissued Preferred Shares and may not thereafter be issued as Series A Convertible Preferred Shares. Upon the redemption or conversion of Series A

                               Page 207 of 208 pages

Convertible Preferred Shares such that no Series A Convertible Preferred Shares remain outstanding, all unissued Series A Convertible Preferred Shares will be restored to the status of authorized but unissued Preferred Shares without designation as to series and may not thereafter be issued as Series A Convertible Preferred Shares.












































                               Page 208 of 208 pages